
BRIDGEWATER BANCSHARES, INC.

2024 ANNUAL REPORT

BRIDGEWATER BANCSHARES, INC. ————

WHO WE ARE

Bridgewater Bancshares, Inc. (Nasdaq: BWB) is a St. Louis Park, Minnesota-based financial holding company founded in 2005. Its banking subsidiary, Bridgewater Bank, is a premier, full-service bank dedicated to providing responsive support and simple solutions to businesses, entrepreneurs, and successful individuals across the Twin Cities. Bridgewater offers a comprehensive suite of products and services spanning deposits, lending, and treasury management solutions. Bridgewater has also received numerous awards for its banking services and esteemed corporate culture. For more information, please visit BWBMN.com.

2024 AT A GLANCE

Assets	$5.1 Billion	**Deposit Growth**	10.2%
Branches	9	**Core Deposit Growth**[2]	22.0%
Efficiency Ratio[1]	57.9%	**Loan Growth**	3.9%
Tangible Book Value Per Share Growth[1]	5.1%	**NPAs / Assets**	0.01%

1 *Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in the accompanying Form 10-K for the year ended December 31, 2024 for further details.*

2 *Core deposits are defined as total deposits less brokered deposits and certificates of deposit greater than $250,000.*

BRANCH MAP



Twin Cities
COMING SOON: LAKE ELMO
DOWNTOWN MINNEAPOLIS
ST. PAUL
ORONO
MINNETONKA COUNTRY VILLAGE
ST. LOUIS PARK
UPTOWN MINNEAPOLIS
GREENWOOD
MINNETONKA GLEN LAKE
BLOOMINGTON

CONTENTS



BRIDGEWATER BANCSHARES, INC.

FELLOW SHAREHOLDERS

At Bridgewater, 2024 was a journey that began by working through various market-related challenges and ended with the emergence of several catalysts that we believe will support renewed growth and profitability heading into 2025. While we felt the effects of higher interest rates, increased competition, and market concerns regarding commercial real estate, our teams stayed true to our culture, executed on our strategic priorities, and continued providing a responsive level of support for our clients. As the rate environment improved, these efforts translated into real momentum including strong core deposit growth, improved loan demand, renewed revenue growth, and the closing of the complementary acquisition of First Minnetonka City Bank.

Jerry Baack
Chairman and Chief Executive Officer

A Look Back at 2024

Bridgewater saw a return to quarter-over-quarter profitability growth in 2024 as our balance sheet was well-positioned for the interest rate cuts we saw late in the year. With a large portion of our funding base tied to short-term rates, we experienced an immediate decrease in our overall cost of funds. This resulted in a return to net interest margin expansion in the fourth quarter of 2024 and a more favorable margin outlook heading into 2025.

We knew 2024 would be a year of more moderate loan growth due to reduced loan demand in a higher interest rate environment. As a result, our focus was on optimizing our balance sheet to be better positioned for longer term profitable growth as the market improves. This is exactly what we did, primarily through strong core deposit growth. In 2024, core deposit balances increased by $342 million, or 13%, even when excluding the $217 million of core deposits added through the First Minnetonka City Bank acquisition late in the year. Our teams were able to attract core deposits due to our ongoing ability to build strong relationships across the Twin Cities, as well as leveraging a new online high-yield savings product, and focusing on targeted verticals where we have extensive expertise, such as women-owned small businesses and affordable housing. These efforts helped us to reduce our loan-to-deposit ratio from 100% at the end of 2023 to below 95% at the end of 2024, positioning us well for future growth.



We were also able to create balance sheet optionality in 2024 through the acquisition of First Minnetonka City Bank, a $245 million bank with

2024 Awards & Recognition



Finance & Commerce Reader Rankings:
Best Business Bank | Best Small Business Bank | Best Commercial Mortgage Lender



Star Tribune:
Top Place to Work For 2024



Twin Cities Business:
Best Business Bank | Best Consumer Bank | Best Community Bank

two branches in Minnetonka, Minnesota. While we have almost exclusively been an organic growth story since Bridgewater was founded, we have continued to actively evaluate strategic M&A opportunities as a potential way to supplement our growth and gain market share in the Twin Cities. First Minnetonka City Bank checked all of the boxes we were looking for in an M&A partner. This low-risk acquisition enhances our deposit and liquidity profile through the addition of a low-cost core deposit base, reduces our CRE concentration, and helps to diversify our revenue stream and expand our product suite through an investment advisory platform. We were able to obtain regulatory approval quickly, in less than two months, which allowed us to close prior to year-end and create positive momentum going forward.

Through this acquisition, we welcomed new team members and a broader client base to Bridgewater. To date, the onboarding process has gone very well with new team members embracing the unique Bridgewater culture. Clients have also started to see the benefits of the broader product set and responsive service model. We look forward to the smooth integration continuing in 2025.



Total Assets
($ in Billions)

15% CAGR

$2.9 — 2020
$3.5 — 2021
$4.3 — 2022
$4.6 — 2023
$5.1 — 2024

Strong asset quality has long been a differentiator for Bridgewater, and it was again in 2024 due to our consistent underwriting standards, active credit oversight, and experienced lending and credit teams. During a year with slower loan demand, we did not expand our credit box to generate more growth. Instead, we stuck to our conservative credit philosophy and spent more time working with our clients while assessing and taking steps to mitigate potential repricing risk. As a result, net charge-offs to average loans were just 0.03% for the year while nonperforming assets to total assets were just 0.01% at year-end, both of which were well below the industry average. The net charge-offs were isolated to one central business district office loan, an asset class that has been a challenge for banks across the industry. We continue to feel good about the overall performance of our loan portfolio.

Bridgewater's multifamily portfolio continued to perform well, with no charge-offs in 2024 and only $62,000 of net charge-offs since the bank's inception in 2005. This is notable because of the industry-wide concerns that arose in early 2024 over multifamily properties, fueled by challenges in higher growth, coastal markets. While the Twin Cities multifamily market has experienced some stress in recent years, trends improved throughout 2024. This included declining vacancy rates and strong absorption levels, both of which point toward a more favorable outlook for future occupancy levels and rent growth. As part of our multifamily strategy, we have also leveraged our expertise in the affordable housing space to expand our focus on supporting communities and clients both in the Twin Cities and nationally. Our teams have built great relationships with developers across the market and have a deep understanding of the affordable housing landscape.

A Look Ahead to 2025

We enter 2025 with a heightened sense of optimism. After taking a more defensive posture over the past two years due to challenging market conditions, we believe our actions in 2024 have positioned us to be more offensive-minded in 2025. As a result, our focus will be on returning to a more normalized level of profitable growth, while continuing to gain market share in the Twin

Cities and leveraging technology investments to support growth and efficiency across the business.

Since the Federal Reserve began cutting interest rates in late 2024, we have seen an increase in overall loan demand as projects make more financial sense. This is evident through our loan pipeline, which is near the highest levels we have seen over the past two years. We also anticipate a more favorable business environment given the new administration in 2025, which we believe could spur incremental commercial growth opportunities in the Twin Cities over the next few years. While we do not know if there will be further interest rate cuts in 2025 or how the shape of the yield curve will evolve, the rate environment is more favorable today than it was a year ago.

The biggest driver of profitable growth at Bridgewater has always been our pace of core deposit growth. Our ability to grow core deposits meaningfully in excess of loans in 2024, thereby reducing our loan-to-deposit ratio, enhanced our balance sheet liquidity position. With loan demand increasing and market conditions improving, we believe we can begin to deploy this liquidity to generate growth and optimize profitability in 2025.

Over the years, our ability to consistently take market share in the Twin Cities has been driven by our strong brand and responsive service model. As we look ahead to 2025, we have additional catalysts to further aid these efforts. First, our acquisition of First Minnetonka City Bank provides two new branch locations and an enhanced product suite that we can offer to a broader client base. Second, we plan to open a de novo branch in Lake Elmo, Minnesota, a new market for us in the east Twin Cities metro area. Third, we expect to see continued M&A-related market disruption in the Twin Cities. Over the past several years, Bridgewater has been a beneficiary of local banks being acquired by out-of-state buyers. With more disruption anticipated in 2025, we expect to see more opportunities to add top talent and win new client relationships.

Technology will also play a key role in the growth of the bank, as well as creating efficiencies and enhancing the client experience. In 2025, we will continue to expand our usage of recent technology investments, such as the nCino commercial loan origination system and our new CRM platform launched in 2024, to save time and improve processes. In addition, we plan to roll out an upgraded online banking experience for our retail and small business clients in 2025. Finally, successfully executing the systems conversion of our acquisition of First Minnetonka City Bank will be a key priority this year. We have the teams and processes in place to ensure a smooth conversion.



Driving shareholder value remains at the forefront of our strategic vision as a company. This has been evident through 31 consecutive quarters of tangible book value growth prior to our recent acquisition, a rare feat in the banking industry. With the momentum we have created heading into 2025, combined with an active Board of Directors, engaged and talented team of employees, and unique culture that allows us to be an employer of choice in the Twin Cities, we believe we are poised to continue this trend in 2025 and beyond.

Jerry Baack

Chairman and Chief Executive Officer

Financed by Bridgewater Bank

In 2024, Bridgewater Bank helped finance the new construction of a 126-unit building located in Woodbury, MN, providing a much-needed affordable housing option for the community.

BOARD OF DIRECTORS


Jerry Baack
Chairman and Chief Executive Officer
Board Member since 2005


Lisa Brezonik
Operating Partner of Carlson Private Capital Partners
Board Member since 2019


James Johnson
Regional Franchise Developer of Express Services, Inc.
Board Member since 2005


David Juran
President and Chief Executive Officer of Colliers Mortgage
Board Member since 2010


Mohammed Lawal
Lead Founder, Chief Executive Officer and Principal Architect of LSE Architects, Inc.
Board Member since 2020


Douglas Parish
Chief Financial Officer of Northern Star Scouting
Board Member since 2018


Jeffrey Shellberg
Secretary, Executive Vice President and Chief Credit Officer
Board Member since 2005


Thomas Trutna
President and Founder of BIG INK
Board Member since 2005


Todd Urness
Shareholder at Winthrop & Weinstine, P.A.
Board Member since 2005


David Volk
Principal at Castle Creek Capital
Board Member since 2017

STRATEGIC LEADERSHIP TEAM


Jerry Baack
Chairman and Chief Executive Officer
Joined BWB in 2005


Joseph Chybowski
President and Chief Financial Officer
Joined BWB in 2013


Mary Jayne Crocker
Executive Vice President and Chief Strategy Officer
Joined BWB in 2005


Nicholas Place
Chief Banking Officer
Joined BWB in 2007


Lisa Salazar
Chief Operating Officer
Joined BWB in 2018


Jeffrey Shellberg
Executive Vice President and Chief Credit Officer
Joined BWB in 2005

NETWORKED AND CONTINUOUSLY NETWORKING



Top Row: Our Commercial Real Estate (CRE) networking mixer brought together industry leaders to network, share insights, and foster meaningful connections within the CRE community.
Middle Row: Women in business networking events united like-minded professionals from across the Twin Cities to connect, learn, and give back to local nonprofits.
Bottom Row: Bridgewater's annual fishing outing provides clients and prospects with a unique opportunity to network in a relaxed and scenic setting.

FINANCIAL SUMMARY

Dollars in Thousands

		2024		2023		2022
Operating Results						
Net interest income	$	102,193	$	105,174	$	129,698
Noninterest income		7,368		6,493		6,332
Total revenue		109,561		111,667		136,030
Provision for (recovery of) credit losses		3,525		(175)		7,700
Noninterest expense		63,300		59,320		56,620
Income before income taxes		42,736		52,522		71,710
Income tax expense		9,911		12,562		18,318
Net income attributable to Bridgewater Bancshares, Inc.		32,825		39,960		53,392
Preferred stock dividends		(4,054)		(4,054)		(4,054)
Net income available to common shareholders	$	28,771	$	35,906	$	49,338
Year-End Balance Sheet Highlights						
Total assets	$	5,066,242	$	4,611,990	$	4,345,662
Gross loans		3,868,514		3,724,282		3,569,446
Securities available for sale		768,247		604,104		548,613
Deposits		4,086,767		3,709,948		3,416,543
Shareholders' equity		457,935		425,515		394,064
Per Common Share Information						
Diluted earnings per share	$	1.03	$	1.27	$	1.72
Book value per share	$	14.21	$	12.94	$	11.80
Tangible book value per share[1]	$	13.49	$	12.84	$	11.69
Financial Ratios						
Return on average assets		0.70 %		0.89 %		1.38 %
Pre-provision net revenue (PPNR) return on average assets[1]		0.98 %		1.15 %		2.06 %
Return on average tangible common equity[1]		7.75 %		10.53 %		15.69 %
Efficiency ratio[1]		57.9 %		53.0 %		41.5 %
Net charge-offs (recoveries) as a percentage of average loans		0.03 %		0.01 %		(0.01) %
Nonperforming assets as a percentage of total assets		0.01 %		0.02 %		0.01 %
Common Equity Tier 1 risk-based capital ratio		9.08 %		9.16 %		8.40 %

[1] Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in the accompanying Form 10-K for the year ended December 31, 2024 for further details.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38412

BRIDGEWATER BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Minnesota	**26-0113412**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4450 Excelsior Boulevard, Suite 100	
St. Louis Park, Minnesota	**55416**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(952) 893-6868**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Trading Symbol**	**Name of each exchange on which registered:**
Common Stock, $0.01 Par Value	BWB	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/100th interest in a share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share	BWBBP	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in this filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Common Stock held by non-affiliates of the Registrant on June 30, 2024, based on the closing price of $11.61 of such shares on that date, was $260,404,649.

The number of shares of the Common Stock issued and outstanding as of February 17, 2025 was 27,596,315.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III is incorporated by reference to portions of the definitive proxy statement to be filed within 120 days after December 31, 2024, pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with the annual meeting of stockholders to be held on April 22, 2025.

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, identified by words such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized", "target" and "outlook", or the negative version of those words or other comparable words of a future or forward-looking nature. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. The actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- interest rate risk, including the effects of changes in interest rates;
- effects on the U.S. economy resulting from the implementation of policies proposed by the new presidential administration, including tariffs, mass deportations and tax regulations;
- fluctuations in the values of the securities held in our securities portfolio, including as the result of changes in interest rates;
- business and economic conditions generally and in the financial services industry, nationally and within our market area, including the level and impact of inflation and possible recession;
- the effects of developments and events in the financial service industry, including the large-scale deposit withdrawals over a short period of time that resulted in several bank failures;
- credit risk and risks from concentrations (by type of borrower, geographic area, collateral and industry) within the Company's loan portfolio or large loans to certain borrowers (including CRE loans);
- the overall health of the local and national real estate market;
- the ability to successfully manage credit risk;
- the ability to maintain an adequate level of allowance for credit losses on loans and leases;
- new or revised accounting standards as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board ("FASB") or Public Company Accounting Oversight Board ("PCAOB");
- the concentration of large deposits from certain clients, including those who have balances above current Federal Deposit Insurance Corporation ("FDIC") insurance limits;
- the ability to successfully manage liquidity risk, which may increase the dependence on non-core funding sources such as brokered deposits, and negatively impact our cost of funds;
- the ability to raise additional capital to implement our business plan;
- the ability to implement our growth strategy and manage costs effectively;
- the composition of the Company's senior leadership team and the ability to attract and retain key personnel;
- talent and labor shortages and employee turnover;
- the occurrence of fraudulent activity, breaches or failures of our or our third party vendors' information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools or as a result of insider fraud;
- interruptions involving our information technology and telecommunications systems or third party servicers;

- competition in the financial services industry, including from nonbank competitors such as credit unions, "fintech" companies and digital asset service providers;

- the effectiveness of the risk management framework;

- the commencement, cost and outcome of litigation and other legal proceedings and regulatory actions against us;

- the impact of recent and future legislative and regulatory changes, including in response to prior bank failures;

- risks related to climate change and the negative impact it may have on our customers and their businesses;

- the imposition of tariffs or other governmental policies impacting the value of products produced by our commercial borrowers;

- severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events, including ongoing conflicts in the Middle East and the Russian invasion of Ukraine;

- potential impairment to the goodwill the Company recorded in connection with acquisitions;

- the risks associated with our acquisition of FMCB, including the possibility that the merger may be more difficult or expensive to integrate than anticipated, and the effect of the merger on the Company's customer and employee relationships and operating results;

- changes to U.S. or state tax laws, regulations and governmental policies concerning the Company's general business, including changes in interpretation or prioritization and changes in response to prior bank failures,

- any other risk factors described in the "Risk Factors" section of this report and in other reports filed by Bridgewater Bancshares, Inc. with the Securities and Exchange Commission ("SEC").

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. In addition, past results of operations are not necessarily indicative of future results. Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.


PART I


ITEM 1. BUSINESS

Company Overview and History

Bridgewater Bancshares, Inc. (the "Company") is a Minnesota corporation and financial holding company with one wholly-owned subsidiary: Bridgewater Bank (the "Bank"). The Bank has two wholly-owned subsidiaries: BWB Holdings, LLC, which was formed for the purpose of holding repossessed property; and Bridgewater Investment Management, Inc., which was formed for the purposes of holding certain municipal securities and engaging in municipal lending activities. The Bank has nine full-service offices located in Bloomington, Greenwood, Minneapolis (2), Minnetonka (2), Orono, St. Louis Park, and St. Paul, Minnesota.

The Company is headquartered in St. Louis Park, Minnesota, a suburb located approximately 5 miles southwest of downtown Minneapolis. The Company and Bank were established in 2005 as a *de novo* bank by a group of industry veterans and local business leaders committed to serving the diverse needs of businesses, entrepreneurs, and successful individuals.

Since inception, the Company has grown significantly and profitably, with a focus on organic growth, driven primarily by commercial real estate ("CRE") lending. Assets have grown at a compounded annual growth rate of 29.9% since 2005, surpassing total asset milestones of $500 million in 2013, $1.0 billion in 2016, $2.0 billion in 2019,

$3.0 billion in 2021, $4.0 billion in 2022, and $5.0 billion in 2024. While this growth has primarily been organic, the Company has completed two bank acquisitions. Most recently, the Bank acquired FMCB in December 2024, which added approximately $245.0 million of assets, $225.7 million of deposits, $117.1 million of loans and leases, and two branch locations in Minnetonka, Minnesota. The acquisition also adds an investment advisory function that offers nondeposit investment products through a third party arrangement.

As of December 31, 2024, total assets were $5.07 billion, total gross loans were $3.87 billion, total deposits were $4.09 billion, and total shareholders' equity was $457.9 million.

The principal sources of funds for loans and investments are transaction, savings, time, and other deposits, and short-term and long-term borrowings. The Company's principal sources of income are interest and fees collected on loans, interest and dividends earned on investment securities and service charges. The Company's principal expenses are interest paid on deposit accounts and borrowings, employee compensation and other overhead expenses. The Company's simple, highly efficient business model of providing responsive support and simple solutions to clients continues to be the underlying principle that drives the Company's profitable growth.

Market Area and Competition

The Company operates in the Twin Cities Metropolitan Statistical Area ("MSA") which had total deposits of $248.4 billion as of June 30, 2024, and ranks as the 14th largest MSA in the United States in total deposits, and the third largest MSA in the Midwest in total deposits, based on FDIC data. This area is commonly known as the "Twin Cities" after its two largest cities, Minneapolis, the city with the largest population in the state, and St. Paul, the state capital.

The Twin Cities MSA is defined by attractive market demographics, including strong household incomes, dense populations, a resilient employee base and the presence of a diverse group of large and small businesses. As of December 31, 2024, the Twin Cities ranked first in median household income in the Midwest and seventh in the nation, when compared to the top 20 MSAs by population size in each area, based on data available on S&P Global Market Intelligence. According to the U.S. Bureau of Labor Statistics, the population in the Twin Cities MSA was approximately 3.7 million as of December 31, 2024, making it the third largest MSA in the Midwest and 16th largest MSA in the United States. The Twin Cities MSA had an unemployment rate of 2.5%, which was lower than the national average of 4.1%, as of December 31, 2024. These strong labor market fundamentals can be attributed to the significant presence of national and international businesses across diverse industries operating within the Twin Cities MSA.

The Company operates in a competitive market area and competes with other, often much larger, retail and commercial banks and financial institutions. Two large, national banking chains, Wells Fargo and U.S. Bank, together controlled 61.7% of the deposit market share in the Twin Cities MSA as of June 30, 2024, based on FDIC data and as displayed in the table below. By comparison, the Company had a deposit market share of approximately 1.6%, including the acquisition of FMCB completed in December 2024, which ranked the Company ninth in the Twin Cities MSA overall and fourth in the Twin Cities MSA among banks headquartered in Minnesota.

Rank	Institution	State Headquarters	Branch Count	Total Deposits ($000)	Market Share (%)
1	U.S. Bancorp	MN	80	$ 111,325,568	44.82 %
2	Wells Fargo & Co	CA	85	41,922,446	16.88
3	Ameriprise Financial, Inc..	MN	2	21,468,492	8.64
4	Huntington Bancshares, Inc..	OH	58	6,604,243	2.66
5	Bank of Montreal.	N/A	30	6,096,964	2.45
6	Bank of America Corp..	NC	20	5,957,087	2.40
7	Otto Bremer Trust	MN	19	5,452,214	2.20
8	State Bankshares, Inc..	ND	7	4,160,945	1.68
9	**Bridgewater Bancshares, Inc.**[(1)]. .	**MN**	**9**	**4,034,066**	**1.62**
10	Old National Bancorp	IN	29	3,539,570	1.43
	Top 10 Institutions		**339**	**$ 210,561,595**	**84.77 %**
	Total Bank Deposits		**739**	**$ 248,384,218**	

(1) Pro forma including the June 30, 2024 branches and deposits of FMCB, which was acquired on December 13, 2024.

The market has experienced disruption in recent years due to acquisitions of local institutions by larger regional banks headquartered outside of the market. The disruption has created significant opportunities for the Company to add both talent and clients. In addition, the Company has developed a local banking advantage in the market with only four of the ten largest banks by deposit market share being headquartered in Minnesota.

Products and Services

The Company offers a full array of simple, quality loan and deposit products with a focus on commercial clients. While the Company provides products and services that compete with those offered by large national and regional competitors, the Company additionally offers responsive support and personalized solutions tailored for each client. The Company emphasizes client service and believes in providing distinguishing levels of service through the experience of employees, the responsiveness and certainty of the credit process and the efficiency with which business is conducted. The Company believes that clients notice a difference in service compared to the much larger institutions in the market. The Company has built a strong referral network that continually provides opportunities for new client relationships.

Lending. The Bank focuses primarily on commercial lending, consisting of loans secured by nonfarm, nonresidential properties, loans secured by multifamily residential properties, nonowner occupied single family residential properties, construction loans, land development loans and commercial and industrial loans. The Bank has a particular expertise in multifamily financing which has historically represented a large portion of the loan portfolio. This asset class has performed extremely well and has lower historical loss rates when compared to other loan types. The Company has also leveraged its expertise in the affordable housing space to expand its focus on supporting clients and communities across the Twin Cities and nationally.

Commercial real estate loans (excluding multifamily and construction) consist of owner and nonowner occupied properties. This portfolio segment is well diversified with loans secured by industrial properties, office buildings, retail strip centers, senior housing and hospitality properties and mixed-use properties. In addition to loans secured by improved commercial real estate properties, the Bank engages in construction lending, which includes single family residential construction loans, land development, finished lots and raw land loans, and commercial and multifamily construction.

The Bank focuses on lending to borrowers located or investing in the Twin Cities MSA across a diverse range of industries and property types, however, as a relationship lender, it will finance properties located outside of Minnesota for its existing local clients. As of December 31, 2024, nearly 80% of the Bank's real estate loan balances were secured by properties located in the Twin Cities market.

Historically, the Bank has generated robust and consistent growth due to its strengthening brand and service model in the Twin Cities, client and banker acquisitions resulting from M&A-related market disruption and the expansion of talented lending and business service teams. As a result, the Bank's ability to cultivate relationships with certain individuals and businesses has resulted in a concentration of large loans to a small number of borrowers. The Bank has established an informal, internal limit on a single loan to finance one transaction, but may, under certain circumstances, consider going above this internal limit in situations where management's understanding of the industry, the borrower's financial condition, overall credit quality and property fundamentals are commensurate with the increased size of the relationship. The Bank's pace of loan growth slowed in 2023 and 2024 from historical levels as market loan demand declined due to the rising interest rate environment.

Deposits. The Bank has developed a suite of deposit products targeted at commercial clients, including a variety of remote deposit and cash management products, along with commercial transaction accounts. The Bank also offers consumers traditional retail deposit products through its branch network, along with online, mobile and direct banking channels. Many of the deposits do not require a branch visit, creating efficiencies across the Bank's branch network.

Deposits continue to be the primary funding source for the Bank's lending activities, including both core and non-core deposits. The Bank generated strong core deposit growth in 2024, while also adding a granular, core deposit base as part of the FMCB acquisition. Recently, the Company also generated core deposit growth by expanding its offerings to include an online only consumer account product. Due to strong core deposit growth in 2024, the Bank was able to reduce its reliance on brokered deposits and wholesale funding sources. However, the Bank will continue to leverage these funding sources to supplement core deposit growth as needed.

Brokered deposits have remained a strategic component of the funding strategy and interest rate risk management. The Bank's Asset Liability Management ("ALM") Committee monitors the size of this portfolio, and ongoing opportunities.

The Bank has developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of December 31, 2024, the 10 largest depositor relationships accounted for approximately 17.3% of total deposits. This high concentration of deposits from this group of depositors, some of whom may have balances above current FDIC insurance limits, presents a risk to liquidity if one or more of them decides to change its relationship with the Bank and to withdraw all or a significant portion of their accounts.

Competitive Strengths

As the Company seeks to continue to grow the business, management believes the following strengths provide a competitive advantage over other financial institutions operating in its market area:

Commercial Banking Expertise. Management believes the Company has earned the reputation as one of the prominent commercial real estate lenders in the Twin Cities MSA due in large part to the strength of the banking team. The Company has an experienced, professional team of bankers, and believes the ability to drive quality commercial loan growth is a result of being able to provide each client with access to a knowledgeable, experienced, responsive and dedicated banker. Due to their market knowledge and understanding of clients' businesses, the bankers are well positioned to provide timely and relevant feedback to clients. Management believes the responsive credit culture separates the Company from its competitors.

Multifamily Lending Expertise. The Company specializes in multifamily lending, which has historically represented a large portion of the total loan portfolio. The Company believes this lending niche lowers the risk profile of the overall loan portfolio due to its lower historical loss rates when compared to other loan types. In fact, the multifamily portfolio has experienced no net charge-offs over the past five years and only $62,000 of net charge-offs since inception. As a result of the Company's segment expertise and strong portfolio performance, the Company has been comfortable continuing to grow the multifamily portfolio.

Engaged and Experienced Board of Directors and Management Team. The Company's board of directors consists of highly accomplished individuals with strong industry and business experience in the market area. The combined expertise of the board of directors and the significant banking and regulatory experience of the strategic leadership team help execute the Company's growth strategy.

The Company's six-person strategic leadership team has a strong balance of extensive banking and regulatory experience, drive and talent. The team has over 135 years of combined banking and financial services experience and more than 20 years of regulatory experience. Three members of the team have been leading the Company since its formation, and with an average age of 52, the strategic leadership team can drive growth and strategy for years to come.

In addition to the strategic leadership team, the Company has demonstrated an ability to grow through the recruitment of high performing individuals. The Company seeks to hire people with significant in-market experience who fit the Company's hard-working, entrepreneurial culture. Through targeted hiring and internal development efforts, the Company has established a deep bench of talent to continue to grow and manage the business. The Company has structured its team to prepare for long-term growth and stability by combining the experienced strategic leadership and commercial lending teams with its next generation of leaders.

Efficiency. The Company operates as a highly efficient organization based on a simple business model. By focusing on commercial real estate lending, employee overhead is low due to its bankers maintaining larger loan portfolio sizes compared to other types of commercial lending. In addition, the Company serves its clients through a strategically positioned "branch-light" model of just nine branches, as well as through online, mobile and direct banking channels, and is not dependent on a traditional branch network with a large number of locations.

Hard-Working and Entrepreneurial Culture. The Company has developed a hard-working and entrepreneurial culture, which is a critical component for attracting and retaining experienced and talented bankers, as well as clients. The Company has established a set of core values, based on characteristics that describe and inspire the culture—Unconventional, Responsive, Dedicated, Growth and Accurate. To maintain the culture, all potential and current personnel evaluations include an assessment of these attributes. Clients notice the unconventional environment with dedicated employees who feel like they are part of building a high performing bank.

Solid Asset Quality Metrics. A risk-management focused business model has contributed to solid asset quality during a period of strong loan growth and economic uncertainty. The Company diligently monitors and routinely stress tests the loan portfolio. The strong credit metrics are the result of measured risk selection, consistent underwriting standards, active credit oversight and experienced lending and credit teams.

Proactive Enterprise Risk Management. The Company's enterprise risk management practices provide an enhanced level of oversight allowing management to be proactive rather than reactive. The Company has been focused on scaling its enterprise risk management function to address emerging risks and support growth plans. The management-level enterprise risk management committee, comprised of the strategic leadership team and senior representatives from all departments, meets quarterly to identify, assess, measure, monitor, and manage the Company's overall enterprise risk position and to discuss how the Company's strategic initiatives may impact the Company's risk profile. Enterprise risk management reports are provided to the full board of directors on a quarterly basis.

The Company also has a comprehensive Commercial Real Estate Portfolio Risk Management Policy which implements formal processes and procedures designed to manage and mitigate risk within the commercial real estate portfolio. This policy addresses regulatory guidelines for institutions, such as the Bank, that exhibit higher levels of commercial real estate concentrations. These processes and procedures include board of directors and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, a credit risk review function and periodic stress testing to evaluate potential credit risk and the subsequent impacts on capital and earnings.

Strategies for Growth

The Company had a track record of generating consistent, robust growth over the past nineteen years. Growth has been more moderated over the past couple of years due to the higher interest rate environment, which resulted in increased funding pressure and reduced loan demand. To generate future growth, the Company intends to continue to execute the proven strategies that it has used in prior years to achieve some of the strongest performance results in the community banking industry. These strategies include the following:

Focus on Organic Growth in the Market Area. The Company intends to continue to grow its business organically in a focused and strategic manner by leveraging its competitive strengths, including commercial banking expertise, an experienced management team, an efficient business model and strong branding, to capitalize on the opportunities in the Company's market area. As a publicly traded but locally-headquartered bank, the Company can go beyond what small banks can provide by offering sophisticated products and services similar to those offered by the much larger, out-of-state banks, but in a manner that is tailored to the needs of local clients in a more efficient, responsive and flexible way.

The Company plans to increase core deposits over time to support loan growth and build market share by expanding existing client relationships and by developing new deposit-focused clients. The Company plans to continue to expand its footprint through marketing and networking efforts focused on generating deposits. On the lending side, the Company intends to rely on the expertise of the bankers, and believes the Company is well-positioned to continue to organically grow commercial loans based on the favorable market demographics in the Twin Cities MSA. In addition, the Company expects to see additional growth opportunities as a result of market disruption related to local banks being acquired by out-of-state acquirers.

Leverage Entrepreneurial Culture and Talent. The Company has built a team of bankers that is hard-working, passionate and energized by the opportunities to continue to grow the Company's business and develop its brand in the Twin Cities MSA. With an experienced strategic leadership team and a strong layer of talented middle managers, the Company is well positioned for future growth. The Company recruits qualified personnel and develops talent internally and believes the culture, which empowers employees to be entrepreneurs for the business, will allow the Company to attract and develop the talent needed to drive growth.

Consider Additional Opportunistic Acquisitions. In addition to organic growth, the Company may consider acquisition opportunities that fit with the organization, similar to the acquisition of FMCB in December 2024. The Company will continue to evaluate acquisitions that would be complementary to its existing business and align with its strategic priorities. While pursuing potential acquisitions, the Company intends to be disciplined in its approach to pricing, new business lines and new markets. In the future, the Company may evaluate and act upon acquisition opportunities that would produce attractive returns for shareholders. Management believes that there will be further bank consolidation in the Twin Cities MSA and in the surrounding markets and that the Company is well positioned to be a preferred partner for smaller institutions looking to exit through a sale to a strong buyer.

Human Capital Resources

The Company believes that its growth and success are dependent on its ability to attract, develop, and retain a high-performing and diverse team of people. The Company's unconventional corporate culture is a key differentiator and meaningful driver in achieving this objective. As of December 31, 2024, the Company had 290 full-time equivalent employees, most of which are full-time employees, an increase of 14% from December 31, 2023. None of the Company's employees is a party to a collective bargaining agreement. The Company considers the relationship with its employees to be good and has not experienced interruptions of operations due to labor disagreements.

The Company believes embracing and understanding diversity, equity and inclusion has and will continue to make the Company stronger. In 2019, the Company established a Diversity, Equity and Inclusion Committee that focuses on building an inclusive culture that encourages, supports and celebrates the diversity of the Company's employees and the communities in which it serves. The Company recognizes that different perspectives enhance its thinking and improve its employees' experience by bringing together unique backgrounds, beliefs, cultures, and experiences at the Company. As of December 31, 2024, women and people of color comprised 52% and 22% of the Company's total workforce, respectively. Similarly, women and people of color made up 58% and 13% of manager roles, respectively.

Employee retention helps the Company operate efficiently and carry out its mission of being the finest entrepreneurial bank in the Twin Cities MSA. The Company believes its commitment to its core values (Unconventional, Responsive, Dedicated, Growth and Accurate), as well as prioritizing concern for its employees' well-being, supporting its employees' career goals and offering competitive wages and benefits aid in the retention of its employees.

The Company believes developing employees' leadership skills is a critical factor for the long-term future success of the Company. In 2024, the Company continued to enhance its Leadership Development Program, delivering impactful content designed to support leaders in their growth and development. The program focuses on essential skills such as engaging in crucial conversations, empowering team members, and effectively navigating change. The Company also has a Mentorship Program that gives employees the opportunity to open the door to professional advice and constructive communication from leaders at all levels within the organization. The program provides participants with ways to build leadership skills, learn from others outside of their normal area of activity, and continue to grow both personally and professionally.

The Company strives to give back to the communities in which it operates by encouraging employees to be engaged in the communities where they live and work. To help remove roadblocks to volunteering, the Company offers a program that provides employees paid time off to volunteer at non-profit organizations (up to 16 hours per year). The Company is proud to support many local community organizations through financial contributions and employee-driven volunteerism.

The safety, health and wellness of employees is a top priority. The Company's Health and Wellness Committee is focused on promoting physical fitness, nutrition, and mental health across the organization, with events including pickleball, a blood drive, a healthy cooking class, and annual step challenge. The Health and Wellness Committee also hosted a series of mental health-related events.

The Company has a hybrid working model with most team members having the flexibility to work remotely up to two days per week. The Company recognizes the importance of having this flexibility while also emphasizing the benefits of the in-person workplace culture that is unique to Bridgewater.

Environmental, Social and Governance ("ESG")

The Company is committed to establishing and advancing impactful initiatives that support its corporate responsibility as a growing, local bank in the Twin Cities, while regularly sharing progress with stakeholders. The Company has a management-level ESG Committee with the role of developing, implementing and growing a formal ESG program. Oversight of the Company's ESG strategy is provided by the Nominating and ESG Committee of the board of directors.

The Company's ESG priorities are to:

1) Leverage its unconventional corporate culture to leave a positive, lasting impact on its team members, clients and communities;
2) Create a diverse, equitable and inclusive work environment and community;
3) Ensure strong corporate governance oversight including an effective risk management framework to support a growing organization; and
4) Contribute to a healthier natural environment in the communities in which employees live and work.

The Company launched an ESG webpage to share a summary of the actions being taken to support the ESG priorities. The webpage is updated periodically to highlight ongoing efforts to support ESG-related initiatives. For more information on the Company's ESG commitment, please visit the Company's ESG webpage at www.BWBMN.com/about-bridgewater/esg.

Available Information

The Company's principal executive office is located at 4450 Excelsior Blvd., Suite 100, St. Louis Park, Minnesota 55416, and the telephone number at that address is (952) 893-6868. The website address is investors.bridgewaterbankmn.com. The information contained on the website is not a part of, nor incorporated by reference into, this report.

All filings made by the Company with the SEC may be copied or read at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, as the Company does. The website is www.sec.gov. The Company provides access to its SEC filings through its Investor Relations website at investors.bridgewaterbankmn.com. After accessing the website, the filings are available free of charge upon selecting "SEC Filings/Documents." Reports available include the Company's proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the documents and reports are electronically filed with or furnished to the SEC.

SUPERVISION AND REGULATION

General

FDIC-insured institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various banking agencies, including the Company's primary regulator, the Federal Reserve Board of Governors (the "Federal Reserve") and the Bank's primary federal regulator, the FDIC, and primary state regulator, the Minnesota Department of Commerce, Financial Institutions Division, or MDOC, and the Consumer Financial Protection Bureau, or CFPB, as the regulator of consumer financial services and their providers. Furthermore, taxation laws administered by the Internal Revenue Service ("IRS"), and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, and anti-money laundering and sanctions laws enforced by the U.S. Department of the Treasury, or Treasury, have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the Company's operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than shareholders. These laws, and the regulations of the banking agencies issued under them, affect, among other things, the scope of the Company's business, the kinds and amounts of investments that the Company and the Bank may make, reserve requirements, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, the ability of the Company and the Bank to merge, consolidate and acquire, dealings with the Company's and the Bank's insiders and affiliates and the Company's payment of dividends. In reaction to the global financial crisis and particularly following the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, the Company experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted large banking organizations and systemically important financial institutions, their influence filtered down in varying degrees to community banks over time and caused the Company's compliance and risk management processes, and the costs thereof, to increase. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018, or Regulatory Relief Act, eliminated questions about the applicability of certain Dodd-Frank Act reforms to community bank systems, including relieving the Company of any requirement to engage in mandatory stress tests, maintain a risk committee or comply with the Volcker Rule's complicated prohibitions on proprietary trading and ownership of private funds. The Company believes these reforms have been favorable to the Company's operations. It is anticipated that the Trump

Administration and the current U.S. Congress likely will not increase the regulatory burden on community banking organizations and may seek to reduce and streamline certain prudential and regulatory requirements applicable to community banking organizations at a federal level based on recent statements made by relevant congressional leaders and the acting leaders of certain federal banking agencies. At this time, however, it is not possible to predict with any certainty the actual impact that the Trump Administration may have on the banking industry or the operations of the Company or the Bank.

The supervisory framework for U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective banking agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity and various other factors. The banking agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations. The approach to supervision adopted by each banking agency may have significant impacts on the operations and results of the Company and the Bank, as well as the banking industry in general. Based on recent statements made by congressional leaders and the acting leaders of certain federal banking agencies, there may be changes in the supervisory processes and approach made by the Trump Administration banking agencies, but it is not possible at this time to predict the specific changes (or the timing of any such changes) that may be made.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

The Role of Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions, such as banks, as well as their holding companies (i.e., banking organizations), generally are required to hold more capital than other businesses, which directly affects the Company's earnings capabilities. Although capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking agencies recognized that the amount and quality of capital held by banking organizations prior to that crisis was insufficient to absorb losses during periods of severe stress.

Capital Levels. Banking organizations have been required to hold minimum levels of capital based on guidelines established by the federal banking agencies since 1983. The minimum capital levels for banking organizations have been expressed in terms of ratios of "capital" divided by "total assets." The capital guidelines for U.S. banking organizations beginning in 1989 have been based upon international capital accords (known as "Basel" accords) adopted by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as implemented by the U.S. federal banking agencies on an interagency basis. These accords recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored in the calculations. Following the global financial crisis, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement on a strengthened set of capital requirements for banking organizations around the world, known as the Basel III accords, to address deficiencies recognized in connection with the global financial crisis.

The Basel III Rule. The U.S. federal banking agencies adopted the U.S. Basel III regulatory capital reforms, and, at the same time, effected changes required by the Dodd-Frank Act, in regulations that were effective (with certain phase-ins) in 2015 (the "Basel III Rule"). The Basel III Rule established capital standards for banks and bank holding companies that are meaningfully more stringent than those established previously and are still in effect today. The Basel III Rule increased the required quantity and quality of capital and required a more complex, detailed and calibrated assessment of risk in the calculation of risk weightings for bank assets. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including national and state banks and savings and loan associations, as well as to most bank and savings and loan holding companies. The Company and the Bank are each subject to the Basel III Rule as described below.

Not only did the Basel III Rule increase most of the required minimum capital ratios in effect prior to January 1, 2015, but, in requiring that forms of capital be of higher quality to absorb loss, it introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings, and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also changed the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). The Basel III Rule also constrained the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and required deductions from Common Equity Tier 1 Capital if such assets exceeded a percentage of a banking organization's Common Equity Tier 1 Capital.

The Basel III Rule requires banking organizations to maintain **minimum** capital ratios as follows:

- A ratio of Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets;
- A ratio of Tier 1 Capital equal to 6% of risk-weighted assets;
- A ratio of Total Capital (Tier 1 plus Tier 2) equal to 8% of risk-weighted assets; and
- A leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4% in all circumstances.

In addition, banking organizations that want to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% in Common Equity Tier 1 Capital attributable to a capital conservation buffer. The purpose of the conservation buffer is to ensure that banking institutions maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

In July 2023, the Biden Administration banking agencies proposed wide-ranging and significant changes to the Basel III Rules (the "Basel III Endgame Proposal"), which would have, among other requirements, imposed structural changes to the calculation of capital requirements and risk-weighted assets in an effort to finish the implementation of the Basel III accords. The Basel III Endgame Proposal would have primarily impacted the capital requirements applicable to banking organizations with $100 billion or more in total assets, and, as a general matter, would not have had a significant impact on the Company or the Bank. The Basel III Endgame Proposal has not been, and is not expected to be, adopted in its proposed form. The Trump Administration banking agencies may change or issue their own version of this proposal.

Well-Capitalized Requirements. The capital ratios described above are minimum standards for banking organizations to be considered "adequately capitalized." Banking agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities, or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 Capital less all intangible assets), well above the minimum levels.

Under the capital regulations of the Federal Reserve for the Company and the FDIC for the Bank, in order to be well-capitalized, a banking organization must maintain:

- A Common Equity Tier 1 Capital ratio to risk-weighted assets of 6.5% or more;
- A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more;
- A ratio of Total Capital to total risk-weighted assets of 10% or more; and
- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized, while remaining out of compliance with the capital conservation buffer discussed above.

As of December 31, 2024: (i) the Bank was not subject to a directive from MDOC or FDIC to increase its capital and (ii) the Bank was well-capitalized, as defined by FDIC regulations. As of December 31, 2024, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized. As of December 31, 2024, the Company was also in compliance with the capital conservation buffer.

Prompt Corrective Action. The concept of a banking organization being "well-capitalized" is part of a regulatory enforcement regime that provides the federal banking agencies with broad power to take "prompt corrective action" to resolve the problems of undercapitalized depository institutions based on the capital level of each particular institution. The extent of the banking agencies' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which a banking organization is assigned, the banking agencies' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Community Bank Capital Simplification. Community banking organizations have long raised concerns with federal banking agencies about the regulatory burden, complexity, and costs associated with certain provisions of the Basel III Rule. In response, the U.S. Congress provided an "off-ramp" for institutions, like the Company, with total consolidated assets of less than $10 billion as part of the Regulatory Relief Act. Section 201 of the Regulatory Relief Act specifically instructed the federal banking agencies to establish a single "Community Bank Leverage Ratio", or CBLR, of between 8 and 10%. Under the final rule, a community banking organization is eligible to elect to comply with its capital requirements under the CBLR framework if it has (i) less than $10 billion in total consolidated assets, (ii) limited amounts of certain assets and off-balance sheet exposures, and (iii) a CBLR greater than 9%. The Bank and the Company have not elected to use the CBLR framework at this time, but may make such an election at any time.

Supervision and Regulation of the Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company that has elected financial holding company status. As a bank holding company, the Company is registered with, and is subject to regulation supervision and enforcement by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. The Company is legally obligated to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

Acquisitions, Activities and Financial Holding Company Election. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see "–The Role of Capital" above.

The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of a class of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking ... as to be a proper incident thereto." This authority permits the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. In addition to approval from the Federal Reserve that may be required in certain circumstances, prior approval for acquisitions by the Company may be required from other agencies, such as the MDOC or other agencies that regulate the target company of an acquisition.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity, as long as the activity does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. The Company has elected to operate as a financial holding company. In order to maintain its status as a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and the Bank must have a least a satisfactory Community Reinvestment Act (the "CRA") rating. If the Federal Reserve determines that a financial holding company or any bank subsidiary is not well-capitalized or well-managed, the Federal Reserve will provide a period of time in which to achieve compliance, but, during the period of noncompliance, the Federal Reserve may place any limitations on the Company that it deems appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Change in Control. Federal law prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal banking agency. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

Capital Requirements. The Company is subject to the complex consolidated capital requirements of the Basel III Rule, see "–the Role of Capital" above.

Dividend Payments. The Company's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and policies and capital requirements of the Federal Reserve applicable to bank holding companies. As a Minnesota corporation, the Company is subject to the Minnesota Business Corporation Act, as amended, which prohibits the Company from paying a dividend if, after giving effect to the dividend the Company would not be able to pay its debts as the debts become due in the ordinary course of business, or the Company's total assets would be less than the sum of its total liabilities plus, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, banking organizations that want to pay dividends have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer. See "–The Role of Capital" above.

Incentive Compensation. There have been a number of developments in recent years focused on incentive compensation plans sponsored by bank holding companies and their subsidiary banks, reflecting recognition by the federal banking agencies and U.S. Congress that flawed incentive compensation practices in the financial industry were one of many factors contributing to the global financial crisis. The result is interagency guidance on sound incentive compensation practices for banking organizations.

The interagency guidance recognized three core principles. Effective incentive plans should: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Much of the guidance is directed at large banking organizations and, because of the size and complexity of their operations, the banking agencies expect those organizations to maintain systematic and formalized policies, procedures, and systems for ensuring that the incentive compensation arrangements for all executive and non-executive employees covered by this guidance are identified and reviewed, and appropriately balance risks and rewards. Under the interagency guidance, smaller banking organizations, like the Company, that use incentive compensation arrangements are expected to implement less extensive, formalized, and detailed policies, procedures, and systems than those of larger banks.

In May 2024, certain of the federal banking and other financial services agencies released a proposed rule regarding certain incentive-based compensation arrangements at certain financial institutions with at least $1 billion in assets, as required under Section 956 of the Dodd-Frank Act. This proposal was largely based on an earlier 2016 proposal. The Federal Reserve and the SEC, however, did not join this proposal and it was not published in the Federal Register, signaling potential interagency misalignment. In March 2025, the FDIC withdrew its support for this proposed rule, making it unlikely that any rule in a substantially similar form will be finalized.

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities and changes in the discount rate on bank borrowings. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits, which may impact the Company's business and operations.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. It increased shareholder influence over boards of directors by requiring companies to give shareholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit voters for their own candidates using a company's proxy materials.

The Dodd-Frank Act also directed the Federal Reserve, together with the other federal banking and financial services agencies, to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded.

Supervision and Regulation of the Bank

General. The Bank is a Minnesota-chartered bank. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund, or DIF, to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As a Minnesota-chartered FDIC-insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the MDOC, the chartering authority for Minnesota banks, and the FDIC, designated by federal law as the primary federal regulator of insured state banks that, like the Bank, are not members of the Federal Reserve System (nonmember banks).

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. For institutions like the Bank that are not considered large and highly complex banking organizations, assessments are based on examination ratings and financial ratios. The total base assessment rates, effective as of January 1, 2023, currently range from 2.5 basis points to 32 basis points.

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. For this purpose, the reserve ratio is the DIF balance divided by estimated insured deposits. In response to the global financial crisis, the Dodd-Frank Act increased the minimum reserve ratio from 1.15% to 1.35% of the estimated amount of total insured deposits. In its October 2024 semiannual update, the FDIC stated that the reserve ratio likely will reach the statutory minimum by the September 30, 2028 deadline, and no adjustments to the base assessment rates are currently projected.

In addition, because the total cost of the failures of Silicon Valley Bank and Signature Bank was approximately $24.1 billion, the FDIC adopted a special assessment applicable to banking organizations with assets of $5 billion or more, at an annual rate of 13.4 basis points beginning with the first quarterly assessment period of 2024 (January 1 through March 31, 2024), with an invoice payment date of June 28, 2024. The FDIC will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The base for the special assessment is equal to an insured depository institution's estimated uninsured deposits for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion in estimated uninsured deposits. Although the Company is technically subject to the special assessment as a banking organization with more than $5 billion of assets as of December 31, 2024, the Bank does not have to pay the special assessment because it had less than $5 billion in estimated uninsured deposits in December 31, 2022.

Supervisory Assessments. All Minnesota-chartered banks are required to pay supervisory assessments to the MDOC to fund the operations of that agency. The amount of the assessment is calculated on the basis of the Bank's total assets. During the year ended December 31, 2024, the Bank paid supervisory assessments to the MDOC totaling approximately $150,700.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "–The Role of Capital" above.

Liquidity Requirements. Liquidity is a measure of the ability and ease with which bank assets may be converted to meet financial obligations such as deposits or other funding sources. Banks are required to implement liquidity risk management frameworks that ensure they maintain sufficient liquidity, including a cushion of unencumbered, high-quality liquid assets, to withstand a range of stress events. The level and speed of deposit outflows contributing to the failures of Silicon Valley Bank, Signature Bank and First Republic Bank in the first half of 2023 was unprecedented and contributed to acute liquidity and funding strain. These events have further underscored the importance of liquidity risk management and contingency funding planning by insured depository institutions like the Bank, as highlighted in a 2023 addendum to existing interagency guidance on funding and liquidity risk management.

The primary role of liquidity risk management is to: (i) prospectively assess the need for funds to meet financial obligations; and (ii) ensure the availability of cash or collateral to fulfill those needs at the appropriate time by coordinating the various sources of funds available to the institution under normal and stressed conditions. The Basel III Rule includes a liquidity framework that requires the largest insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio, or LCR, is designed to ensure that the banking organization has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and bank holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

Although these tests do not apply to the Bank, the Company continues to review its liquidity risk management policies in light of regulatory requirements and industry developments. For instance, in July 2024, the FDIC released a request for information on deposits, soliciting information on whether and to what extent certain types of deposits may behave differently from each other (particularly during periods of economic or financial stress), the results of which may impact liquidity monitoring and risk management requirements, including for FDIC-insured institutions, like the Bank, going forward.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under Minnesota law, the Bank cannot declare or pay a cash dividend or dividend in kind unless it will have a surplus amounting to not less than 20% of its capital after payment of the dividend. Once this surplus amount reaches 50% of the Bank's capital, the Bank may pay dividends out of net profits if the dividends will not reduce the Bank's capital, undivided profits and reserves below requirements established by the MDOC. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full.

The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2024. Notwithstanding the availability of funds for dividends, however, the FDIC and the MDOC may prohibit the payment of dividends by the Bank if either or both determine such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, banking organizations that want to pay unrestricted dividends have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer. See "–The Role of Capital" above.

State Bank Investments, Activities and Acquisitions. The Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by Minnesota law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the DIF. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

The Bank may be required to seek approval from the MDOC, the FDIC and other banking or financial services agencies before engaging in certain acquisitions or mergers under applicable state and federal law. In 2024, each of the OCC and the FDIC separately released updated policy statements—and in the case of the OCC, a final rule—regarding how each banking agency reviews applications submitted pursuant to the Bank Merger Act based on statutory factors. In March 2025, the FDIC issued a notice of proposed rulemaking to repeal its 2024 policy statement and reinstate its prior policy statement on bank mergers, while it considers wider changes to its bank merger review practices.

Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders under state and/or federal law. In addition, federal law and regulations may affect the terms on which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management. FDIC-insured institutions are expected to operate in a safe and sound manner. The federal banking agencies have adopted operational and managerial standards to promote the safety and soundness of such institutions that address internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness standards prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to operate in a safe and sound manner, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the agency is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the banking agency's order is cured, the agency may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates that the institution pays on deposits or require the institution to take any action that the agency deems appropriate under the circumstances. Operating in an unsafe or unsound manner will also constitute grounds for other enforcement action by the federal banking agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the banking agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions that they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, third party relationships, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking organization including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. The key risk themes identified for 2025 are discussed under "-Risk Factors."

The Bank is expected to have active board of directors and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls. The federal banking agencies have also released specific risk management guidance on certain topics, including third party relationships, in response to the proliferation of relationships between banking organizations and fintech companies (although the guidance applies more broadly).

Privacy and Cybersecurity. The Bank is subject to many U.S. federal and state laws and regulations governing requirements for maintaining policies and procedures to protect non-public confidential information of their customers. These laws require the Bank to periodically disclose its privacy policies and practices relating to sharing such information and permit consumers to opt out of their ability to share information with unaffiliated third parties under certain circumstances. They also impact the Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition, as a part of its operational risk mitigation, the Bank is required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information and to require the same of its service providers. These security and privacy policies and procedures are in effect across all business lines and geographic locations.

The Bank and the Company also are subject to a number of federal and state laws and regulations requiring notifications and disclosures regarding certain cybersecurity incidents. In addition, the Bank must consider and address cybersecurity considerations as part of its risk management processes.

Branching Authority. Minnesota banks, such as the Bank, have the authority under Minnesota law to establish branches anywhere in the State of Minnesota, subject to receipt of all required regulatory approvals. The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments. In addition, federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Des Moines ("FHLB"), which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

Community Reinvestment Act Requirements. The CRA requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The FDIC regularly assesses the Bank's record of meeting the credit needs of its communities. The Bank's CRA ratings derived from these examinations can have significant impacts on the activities in which the Bank and the Company may engage. For example, a low CRA rating may impact the review of applications for acquisitions by the Bank or the Company's financial holding company status.

On October 24, 2023, the federal banking agencies issued a final rule to strengthen and modernize the CRA regulations (the "CRA Rule"). Elements of this rule were supposed to become effective on April 1, 2024 (while other elements had much later effective dates). However, the effective date of the CRA Rule was paused because of an order issued as part of ongoing litigation claiming that the federal banking agencies exceeded their statutory authority in promulgating the CRA Rule. Despite the lawsuit, management of the Bank is continuing to assess the impact of the CRA Rule on its CRA lending and investment activities in its respective markets.

The CRA Rule is designed to update how CRA activities qualify for consideration, where CRA activities are considered, and how CRA activities are evaluated. More specifically, the federal banking agencies described the goals of the CRA Rule as follows: (i) to expand access to credit, investment, and basic banking services in low and moderate income communities; (ii) to adapt to changes in the banking industry, including mobile and internet banking by modernizing assessment areas while maintaining a focus on branch-based areas; (iii) to provide greater clarity, consistency, and transparency in the application of the regulations through the use of standardized metrics as part of CRA evaluation and clarifying eligible CRA activities focused on low- and moderate-income communities and underserved rural communities; (iv) to tailor CRA rules and data collection to bank size and business model; and (v) to maintain a unified approach among the regulators.

Anti-Money Laundering/Sanctions. The Bank Secrecy Act ("BSA") is the common name for a series of laws and regulations enacted in the United States to combat money laundering and the financing of terrorism. They are designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and have significant implications for FDIC-insured institutions and other businesses involved in the transfer of money. The so-called Anti-Money Laundering/Countering the Financing of Terrorism ("AML/CFT") regime under the BSA provides a foundation to promote financial transparency and deter and detect those who seek to misuse the U.S. financial system to launder criminal proceeds, finance terrorist acts, or move funds for other illicit purposes.

The laws mandate financial services companies to have policies and procedures with respect to measures designed to address: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between FDIC-insured institutions and law enforcement authorities. The Bank must also comply with stringent economic and trade sanctions regimes administered and enforced by the Office of Foreign Assets Control.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in CRE is one example of regulatory concern, which has been subject to additional scrutiny by federal banking agencies as well as the SEC (for publicly-traded banking organizations) in recent years. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance, or CRE Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. On December 18, 2015, and again in recent years, the federal banking agencies have issued statements to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal banking agencies have reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

As of December 31, 2024, the Bank's total loans secured by multifamily and CRE nonowner occupied properties plus total construction and land development loans represented more than 462.0% of its total risk-based capital. Thus, the Bank is deemed to have a concentration in CRE lending. Accordingly, pursuant to the CRE Guidance, the Bank is required to have, and does have, heightened risk management practices in place to account for the heightened degree of risk associated with CRE lending.

Consumer Financial Services. The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable primary federal banking regulators.

Because abuses in connection with residential mortgages were a significant factor contributing to the global financial crisis, many rules issued by the CFPB, as required by the Dodd-Frank Act, addressed mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act and the CFPB's enabling rules imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages."

Over the last several years, the CFPB has taken an aggressive approach to the regulation (and supervision, where applicable) of providers of consumer financial products and services. For example, the CFPB has taken, or attempted to take, a proactive, multi-front approach to protect consumers from excessive overdraft and non-sufficient funds fees, including through proposed or final rules, interpretive opinions, and enforcement actions. Given the increased number and expansive nature of its regulatory initiatives, the CFPB has been subject to lawsuits brought by the banking industry and other providers of consumer financial products and services. The CFPB's approach is likely to change under the Trump Administration, but it remains unclear exactly what changes will occur or how quickly. In addition, certain rules that the Biden Administration CFPB finalized may be subject to reversal by either the U.S. Congress or the new CFPB administration.

The CFPB's rules have not had a significant impact on the Bank's operations, except for higher compliance costs. The Bank must also comply with certain state consumer protection laws and requirements in the states in which it operates.

ITEM 1A. RISK FACTORS

Investing in the Company's common stock involves various risks, many of which are specific to the Company's business. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included in this report and other documents we file with the SEC. The discussion below addresses the material risks and uncertainties, of which the Company is currently aware, that could have a material adverse effect on the Company's business, results of operations, financial condition, and growth prospects. Other risks that the Company does not know about now, or that the Company does not currently believe are significant, could negatively impact the Company's business or the trading price of the Company's securities.

Summary

This is a summary of some of the material risks and uncertainties that management believes affects the Company. The list is not exhaustive, but provides a high-level summary of some of the material risks that are further described in this Item 1A. We encourage you to read Item 1A in its entirety.

Credit Risks

- credit risk and risks from concentrations (by type of borrower, geographic area, collateral and industry) within the Company's loan portfolio or large loans to certain borrowers (including CRE loans);
- the overall health of the local and national real estate market;
- business and economic conditions generally and in the financial services industry, nationally and within our market area, including the level and impact of inflation and possible recession;
- the ability to successfully manage credit risk; and
- the ability to maintain an adequate level of allowance for credit losses on loans and leases.

Liquidity and Funding Risks

- the ability to successfully manage liquidity risk, which may increase the dependence on non-core funding sources such as brokered deposits, and negatively impact our cost of funds;
- the concentration of large deposits from certain clients, including those who have balances above current FDIC insurance limits; and
- the ability to raise additional capital to implement our business plan.

Operational, Strategic and Reputational Risks

- the ability to implement our growth strategy and manage costs effectively;
- the composition of the Company's senior leadership team and the ability to attract and retain key personnel;
- talent and labor shortages and employee turnover;
- the occurrence of fraudulent activity, breaches or failures of our or our third party vendors' information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools or as a result of insider fraud;
- interruptions involving our information technology and telecommunications systems or third party servicers;
- competition in the financial services industry, including from nonbank competitors such as credit unions, fintech companies and digital asset service providers; and

- severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events, including ongoing conflicts in the Middle East and the Russian invasion of Ukraine.

Legal, Accounting and Compliance Risks

- the effectiveness of the Company's risk management framework;
- the imposition of tariffs or other governmental policies impacting the value of products produced by our commercial borrowers;
- potential impairment to the goodwill the Company recorded in connection with acquisitions;
- the commencement and outcome of litigation and other legal proceedings and regulatory actions against us;
- the impact of recent and future legislative and regulatory changes, including in response to prior bank failures;
- changes to U.S. or state tax laws, regulations and governmental policies concerning the Company's general business, including changes in interpretation or prioritization and changes in response to prior bank failures; and
- risks related to climate change and the negative impact it may have on our customers and their businesses.

Market and Interest Rate Risks

- interest rate risk, including the effects of changes in interest rates; and
- fluctuations in the values of the securities held in our securities portfolio, including as the result of changes in interest rates.

Credit Risks

Our loan portfolio has a concentration of commercial real estate loans, which involve risks specific to real estate values and the health and market dynamics of the real estate market generally.

As of December 31, 2024, we had $2.65 billion of commercial real estate loans, consisting of $1.1 billion of loans secured by nonowner occupied nonfarm nonresidential properties, $1.43 billion of loans secured by multifamily residential properties, $42.0 million of 1-4 family construction loans and $97.3 million of construction and land development loans. Additionally, we had $196.6 million in loans whose purpose was to finance commercial real estate projects, but were secured by other types of collateral. Commercial real estate secured loans represented 68.5% of our total gross loan portfolio and 462.0% of the Bank's total risk-based capital at December 31, 2024. Accordingly, pursuant to guidance issued by the federal bank regulatory agencies, we are required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending and may be required to maintain capital in excess of regulatory minimums. The market value of real estate securing our commercial real estate loans can fluctuate in a short period of time as a result of interest rates and market conditions. Adverse developments affecting real estate values in our market area could increase the credit risk associated with our loan portfolio. Additionally, the repayment of commercial real estate loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events, including changes in interest rates, decreases in office occupancy due to the shift to remote work environments following the COVID-19 pandemic, or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could force us to take charge-offs or require us to increase our provision for credit losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity, as well as environmental factors, could impair the value of collateral securing our real estate loans and result in loan and other losses.

At December 31, 2024, approximately 85.7% of our total gross loan portfolio was comprised of loans with real estate as a primary component of collateral. As a result, adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of interest rates and market conditions in the area in which the real estate is located. Adverse changes affecting real estate values, such as decreases in office occupancy (including as a result of the shift to remote work environments following the COVID-19 pandemic), and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect our profitability. Such declines and losses would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A decline in the business and economic conditions in our market could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger banks that are more geographically diversified, we conduct our operations primarily in the Twin Cities MSA. Because of the geographic concentration of our operations in the Twin Cities MSA, if the local economy weakens, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets and lower home sales and commercial activity. These factors could negatively affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosures and reduce the value of the properties securing our loans. Any regional or local economic downturn that affects the Twin Cities MSA may affect us and our profitability more significantly and more adversely than those of our competitors whose operations are less geographically focused.

Our business depends on our ability to manage credit risk.

As a bank, our business requires us to manage credit risk; however, default risk may arise from events or circumstances that are difficult to detect, such as fraud, or difficult to predict, such as catastrophic events affecting certain industries. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, proper loan underwriting, changes in economic and industry conditions and inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, or may present inaccurate or incomplete information to us, as well as risks relating to the value of collateral. To manage our credit risk, we must, among other actions, maintain disciplined and prudent underwriting standards and ensure that our lenders follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans or our inability to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and charge-offs and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our allowance for credit losses may prove to be insufficient to absorb potential credit losses in our loan portfolio.

We establish and maintain our allowance for credit losses at a level that management considers adequate to absorb expected credit losses based on an analysis of our loan portfolio and current market environment. The allowance for credit losses represents our estimate of expected credit losses in the portfolio at each balance sheet date and is based upon relevant information available to us at such time. The allowance contains provisions for expected credit losses that have been identified relating to specific borrowing relationships, as well as expected credit losses inherent in the loan portfolio that are not specifically identified. Additions to the allowance for credit losses, which are charged to earnings through the provision for (or recovery of) credit loss expense, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience, a reasonable and supportable forecast and an evaluation of current economic conditions. The actual amount of credit losses is affected by, among other things, changes in economic, operating and other conditions within our market, which may be beyond our control, and such losses may exceed current estimates.

As of December 31, 2024, our allowance for credit losses as a percentage of total gross loans was 1.35% and as a percentage of total nonperforming loans was 17,367.77%. Although management believes that the allowance for credit losses was adequate on such date to absorb expected losses on existing loans that may become uncollectible, losses in excess of the existing allowance will reduce our net income and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. We may also be required to take additional provisions for credit losses in the future to further supplement the allowance for credit losses, either due to management's assessment that the allowance is inadequate or as required by our banking regulators. Our banking regulators periodically review our allowance for credit losses and the value attributed to loan segments and may require us to adjust our determination of the value for these items. These adjustments may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Continued elevated levels of inflation could adversely impact our business, financial condition, results of operations and growth prospects.

The United States has experienced elevated levels of inflation in recent years, with an annual increase in the consumer price index of approximately 2.9% as of the end of 2024. These elevated levels of inflation could have complex effects on our business, financial condition, results of operations and growth prospects, some of which could be materially adverse. For example, inflation-related increases in our interest expense may not be offset by corresponding increases in our interest income, while inflation-driven increases in our levels of noninterest expense could negatively impact our results of operations. Continued elevated levels of inflation could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. It is also possible that governmental responses to the current inflation environment, such as changes to monetary and fiscal policy that are too strict, or the imposition or threatened imposition of price controls, could adversely affect our business. The duration and severity of the current inflationary period cannot be estimated with precision.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to cultivate relationships with certain individuals and businesses that have resulted in a concentration of large loans to a small number of borrowers. As of December 31, 2024, our 10 largest borrowing relationships accounted for approximately 18.2% of our total gross loan portfolio. We have established an informal, internal limit on a single loan to finance one transaction, but we may, under certain circumstances, consider going above this internal limit in situations where management's understanding of the industry, the borrower's financial condition, overall credit quality and property fundamentals are commensurate with the increased size of the loan. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of business, economic or market conditions, or personal circumstances, such as divorce or death, our nonaccruing loans and our provision for credit losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The small to midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair their ability to repay their loans.

We lend to small to midsized businesses, which generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair their ability to repay their loans. In addition, the success of a small and midsized business often depends on the management talents and efforts of a small number of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to midsized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition, results of operations and growth prospects may be materially adversely affected.

Greater seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our rapid growth, a significant portion of our loan portfolio at any given time is of relatively recent origin. Typically, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as "seasoning." As a result, a portfolio of more seasoned loans may more predictably follow a bank's historical default or credit deterioration patterns than a newer portfolio. Because 49.3% of the dollar amount of our portfolio has been originated in the past three years, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for credit losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Nonperforming assets take significant time and resources to resolve and adversely affect our net interest income.

As of December 31, 2024, our nonperforming loans (which consist of nonaccrual loans and loans past due 90 days or more) totaled $301,000, or 0.01% of our total gross loan portfolio, and our nonperforming assets totaled $301,000, or 0.01% of total assets. In addition, we had $1.30 million in accruing loans that were 30-89 days delinquent as of December 31, 2024.

Our nonperforming assets adversely affect our net interest income in various ways. We do not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting our net income and returns on assets and equity. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and foreclosed assets also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management, which increases our loan administration costs and adversely affects our efficiency ratio (a non-GAAP financial measure) and can be detrimental to the performance of their other responsibilities, and may also involve additional financial resources. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Liquidity and Funding Risks

Liquidity risks could affect our operations and jeopardize our business, financial condition, results of operations and growth prospects.

Liquidity is essential to our business. Liquidity risk is the risk that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding, or the potential that we cannot easily unwind or offset specific exposures without significantly adjusting market prices because of inadequate market depth or market disruptions. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our client deposits, which can decrease for a variety of reasons, including when clients perceive alternative investments, such as bonds, treasuries or stocks, as providing a better risk/return tradeoff. If clients move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek other funding alternatives, including increasing our dependence on wholesale funding sources, in order to continue to grow, thereby potentially increasing our funding costs and reducing our net interest income and net income.

Additionally, uninsured deposits have historically been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, clients with larger uninsured deposit account balances often are small- to mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, the Company may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of higher prevailing interest rates, such as the present period. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowings generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our available for sale securities lose value when interest rates rise, after-tax proceeds resulting from the sale of such assets may be diminished during periods when interest rates are elevated. Under such circumstances, we may be required to access funding from sources such as the Federal Reserve's discount window in order to manage our liquidity risk.

Additionally, we access collateralized public funds, which are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities or other sources permitted by law to ensure repayment. If we are unable to pledge sufficient qualifying collateral to secure public funding, we may lose access to this source of liquidity that we have historically utilized. In addition, the availability of and fluctuations in these funds depends on the individual municipality's fiscal policies and cash flow needs.

Other primary sources of funds consist of cash from operations, investment security maturities and sales and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by brokered deposits and the ability to borrow from the Federal Reserve and the FHLB. We may also borrow from third party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originating loans and investing in securities, or to fulfill obligations such as paying our expenses, repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on non-core funding sources, which causes our cost of funds to be higher when compared to other financial institutions.

We use certain non-core, wholesale funding sources, including brokered deposits, federal funds purchased, and FHLB advances. As of December 31, 2024, we had approximately $825.8 million of brokered deposits, which represented approximately 20.2% of our total deposits and $359.5 million of FHLB advances. Unlike traditional deposits from our local clients, there is a higher likelihood that the wholesale deposits will not remain with us after maturity. Although we are increasing our efforts to reduce our reliance on non-core funding sources, we may not be able to maintain our market share of core-deposit funding in our highly competitive market area. If we are unable to do so, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and may exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income. In addition, our maximum borrowing capacity from the FHLB is based on the amount of mortgage and commercial loans we can pledge. As of December 31, 2024, our advances from the FHLB were collateralized by $1.54 billion of real estate and commercial loans. If we are unable to pledge sufficient collateral to secure funding from the FHLB, we may lose access to this source of liquidity that we have historically relied upon. If we are unable to access any of these types of funding sources or if our costs related to them increases, our liquidity and ability to support demand for loans could be materially adversely affected.

Our high concentration of large depositors may increase our liquidity risk, and the loss of any large depositor may negatively impact our net interest margin.

We have developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of December 31, 2024, our 10 largest depositor relationships accounted for approximately 17.3% of our total deposits. This high concentration of depositors presents a risk to our liquidity if one or more of them decides to change its relationship with us and to withdraw all or a significant portion of their deposits, for example as a result of deposits above the FDIC insurance limit. If such an event occurs, we may need to seek out alternative sources of funding that may not be on the same terms as the deposits being replaced, which could negatively impact our net interest margin if the alternative source of funding is at a higher rate and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our liquidity is dependent on dividends from the Bank.

The Company is a legal entity separate and distinct from the Bank, whose primary source of funds consists of dividends from the Bank. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. For example, Minnesota law only permits a bank to pay dividends if it has established a surplus fund equal to or more than 20% of the bank's capital stock and if the dividends will not reduce the bank's capital, undivided profits and reserves below specific requirements. As of December 31, 2024, the Bank had the capacity to pay the Company a dividend of up to $21.6 million without the need to obtain prior regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our business, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and our financial condition and performance. In particular, if we need to raise additional capital in the current interest rate environment, we believe the pricing and other terms investors may require in such an offering may not be attractive to us. Accordingly, we cannot assure that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, or are unable to raise capital to meet our business needs, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships, as well as reputational connections. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. For example, certain community banks experienced deposit outflows following the bank failures in 2023. This systemic risk may adversely affect financial intermediaries with which we interact on a daily basis or key funding providers such as the FHLB, which could have a material adverse effect on our access to liquidity. In addition, our credit risk may increase when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any such losses could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or client perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as clients spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2024, approximately 28% of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Operational, Strategic and Reputational Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

Our strategy focuses on organic growth, supplemented by opportunistic acquisitions, but we may not be able to continue to grow and increase our earnings in the future. Our growth requires that we increase our loans and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets.

Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are highly dependent on our strategic leadership team, and the loss of any of our senior executive officers or other key employees, or our inability to attract and retain qualified personnel, could harm our ability to implement our strategic plan and impair our relationships with clients.

Our success is dependent, to a large degree, upon the continued service and skills of our strategic leadership team. Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within our market area. The loss of any of the members of our strategic leadership team or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market area, the difficulty of finding qualified replacement personnel and any difficulties associated with transitioning of responsibilities to any new members of the strategic leadership team. As such, we need to continue to attract and retain key personnel and to recruit qualified individuals who fit our culture to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes may occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel.

Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. In addition, our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by our financial condition, and applicable banking laws and regulations. The loss of the services of any senior executive or other key personnel, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Labor shortages and a failure to attract and retain qualified employees could negatively impact our business, financial condition, results of operations and growth prospects.

A number of factors may adversely affect the labor force available to us or increase labor costs, including employment levels and changes in labor force size and participation rates. Although we have not experienced any material labor shortage to date, we continue to observe an overall tightening of and increase in competition in local labor markets. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased compensation expense to attract and retain employees, as well as decreased efficiency.

In addition, if we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation, caused by general macroeconomic factors, could have a material adverse impact on our business, financial condition, results of operations and growth prospects.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

We rely, in part, on our reputation to attract clients and retain our client relationships. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide high-quality financial services. Such damage could also impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described in this report, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, client and other third party fraud, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the "Bridgewater Bank" brand and associated trademarks and our other intellectual property. Defense of our reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, our reputation is connected to that of the financial services and banking industry as a whole, and may be adversely affected by changes in the condition and reputation of the industry; for example, certain community banks experienced deposit outflows following some bank failures in 2023.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, third parties and their subservicers, or our clients, which may result in financial losses or increased costs to us, our third party partners or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks and malware, ransomware, or other cyber-attacks.

In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts and as a result of increasingly sophisticated methods of conducting cyber attacks, including those employing artificial intelligence or resulting from insider fraud. Moreover, several large corporations, including financial institutions, third party partners specializing in providing services to financial institutions, and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

Information pertaining to us and our clients is maintained, and transactions are executed, on networks and systems maintained by us and certain third party partners, such as our online banking, mobile banking or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or the confidential information of our clients, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Our third party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our clients, loss of business or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Issues with the use of artificial intelligence in our marketplace may result in reputational harm or liability, or could otherwise adversely affect our business.

Artificial intelligence, including generative artificial intelligence, is or may be enabled by or integrated into our products or those developed by our third party partners. As with many developing technologies, artificial intelligence presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. Artificial intelligence algorithms may be flawed, for example datasets may contain biased information or otherwise be insufficient, and inappropriate or controversial data practices could impair the acceptance of artificial intelligence solutions and result in burdensome new regulations. If the analyses that products incorporating artificial intelligence assist in producing for us or our third party partners are deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. The use of artificial intelligence may also present ethical issues. If we or our third party partners offer artificial intelligence enabled products that are controversial because of their purported or real impact on human rights, privacy, or other issues, we may experience competitive harm, potential legal liability and brand or reputational harm. In addition, we expect that governments will continue to assess and implement new laws and regulations concerning the use of artificial intelligence, which may affect or impair the usability or efficiency of our products and services and those developed by our third party partners.

We depend on critical systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. We outsource to third parties many of our major systems, such as data processing and mobile and online banking. The failure of these systems, or the termination of a third party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. A system failure or service denial could result in a deterioration of our ability to process loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on business, financial condition, results of operations and growth prospects. In addition, failures of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of clients. Any such events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. We also interact with and rely on retailers, for whom we process transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cybersecurity breaches described above, including those employing artificial intelligence, and the cybersecurity measures that they maintain to mitigate the risk of such activity may be different than our own and may be inadequate.

As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Our use of third party vendors and our other ongoing third party business relationships is subject to increasing regulatory requirements and attention.

Our use of third party vendors for certain information systems is subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Regulations require us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. In certain cases, we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability and the ability of our third party partners to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations as we continue to grow. The widespread adoption of new technologies, including mobile banking services, artificial intelligence, cryptocurrencies and payment systems, could require us in the future to make substantial expenditures to modify or adapt our existing products and services as we grow and develop new products to satisfy our customers' expectations, remain competitive and comply with regulatory guidance. We may experience operational challenges as we implement these new technology enhancements, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients.

In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, reputation, financial condition, results of operations and growth prospects.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and deposit portfolios on an ongoing basis, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those clients or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan or leases losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we pursue strategic acquisitions, it may expose us to financial, execution and operational risks.

We plan to grow our business organically but remain open to considering potential bank or other acquisition opportunities that fit within our overall strategy and that we believe make financial and strategic sense, such as the recent acquisition of FMCB. In the event that we pursue additional strategic acquisitions, we may have difficulty completing them and may not realize the anticipated benefits of any transaction we complete. For example, we may not be successful in realizing anticipated cost savings or in preventing disruptions in service to existing client relationships of the acquired institution. Our potential acquisition activities could require us to deploy a substantial amount of cash, other liquid assets or incur additional debt. In addition, if goodwill recorded in connection with future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition, results of operations, growth prospects and reputation.

We operate in a highly competitive and changing industry and market area and compete with both banks and non-banks.

We operate in the highly competitive financial services industry and face significant competition for clients from financial institutions located both within and beyond our market area. We compete with national commercial banks, regional banks, private banks, savings banks, credit unions, non-bank financial services companies, fintech companies, digital asset providers, and other financial institutions operating within or near the areas we serve, many of whom target the same clients we do in the Twin Cities MSA. As client preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our clients' needs by using technology. Client loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the client. Increased lending activity of competing banks has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, particularly with larger financial institutions that have significantly greater resources than us, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit larger than we may be able to accommodate or more expansive product mixes offered by larger institutions.

While we do not offer products relating to digital assets, including cryptocurrencies, stablecoins and other similar assets, there has been a significant increase in digital asset adoption globally over the past several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers—many of which, at present are not subject to the same degree of scrutiny and oversight as banking organizations and other financial institutions—are becoming active competitors to more traditional financial institutions.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of client deposits and the related income generated from deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition and results of operations. Potential partnerships with digital asset companies, moreover, could also entail significant investment.

Severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could significantly impact our business.

Severe weather, natural disasters, effects of climate change, widespread disease or pandemics, acts of war or terrorism, or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Legal, Accounting and Compliance Risks

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. As of December 31, 2024, our commercial real estate secured loans represented 462.0% of the Bank's total risk-based capital. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines. Accordingly, pursuant to guidance issued by the federal bank regulatory agencies, we are required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending and may be required to maintain capital in excess of regulatory minimums. We cannot guarantee that the risk management practices we have implemented will be effective to prevent losses relating to our commercial real estate portfolio. In addition, increased capital requirements could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our risk management framework and programs may not be effective in mitigating risks or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, strategic, operational, reputational, credit, capital, market, liquidity, interest rate and compliance risk. Our risk management framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences, which may adversely affect our reputation.

Our accounting estimates, risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include policies related to the allowance for credit losses, investment securities impairment, fair value of financial instruments and deferred tax assets. See "Note 1 – Description of the Business and Summary of Significant Accounting Policies" of the Company's Consolidated Financial Statements included as part of this Annual Report on Form 10-K for further information. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses or sustain credit losses that are significantly higher than the reserve provided, experience additional impairment in our securities portfolio, change the carrying value of our financial instruments and the amount of revenue or loss recorded, or record a valuation allowance against our deferred tax assets. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our risk management processes, internal controls, disclosure controls and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in accounting policies or standards could materially impact our financial statements.

From time to time, the FASB, PCAOB, or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. In addition, trends in financial and business reporting, including ESG related disclosures, could require us to incur additional reporting expense. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, or apply an existing standard differently, in each case resulting in our needing to revise or restate prior period financial statements.

The obligations associated with being a public company require significant resources and management attention, which may divert time and attention from our business operations.

As a public company, we are required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we also incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules and regulations, including periodic revisions to and additional rules and regulations, of the SEC could increase our legal and financial compliance costs and make some activities more time consuming and costly, which could negatively affect our efficiency ratio (a non-GAAP financial measure). Furthermore, the need to establish and maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, financial condition and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of "held for sale" assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury, or OFAC.

In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, reputation, financial condition, results of operations and growth prospects.

We are subject to extensive regulation, and the regulatory framework that applies to us, together with any future legislative or regulatory changes, may significantly affect our operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, federal deposit insurance funds and the banking system as a whole, not for the protection of our business or our shareholders. The Company is subject to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the FDIC and the MDOC. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Since the financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. As an institution with less than $10 billion in assets, certain elements of the Dodd-Frank Act have not been applied to us and provisions of the Regulatory Relief Act are intended to result in meaningful regulatory relief for community banks and their holding companies. While we endeavor to maintain safe banking practices and controls beyond the regulatory requirements applicable to us, our internal controls may not match those of larger banking institutions that are subject to increased regulatory oversight.

Financial institutions have generally been subjected to increased scrutiny from regulatory authorities, especially following the bank failures in 2023. This increased regulatory burden has resulted in higher costs of doing business and may continue to do so. It may also lead to decreases in our revenues and net income, reductions in our ability to compete effectively to attract and retain clients, or may make it less attractive for us to continue providing certain products and services. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In addition, political developments, including recent changes in laws and regulations, as well as changes in staffing at the regulatory agencies, introduced by the Trump Administration in the United States, add uncertainty to the implementation, scope and timing of regulatory reforms.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

Changes in federal policy and at regulatory agencies occur over time through policy and personnel changes following elections, including the change in presidential administration which occurred in January 2025, which lead to changes involving the level of oversight and focus on the financial services industry. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. We engage in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the effectiveness of these strategies.

The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of the deferred tax asset consists of deferred loan loss deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of December 31, 2024, our net deferred tax asset was $21.9 million.

Bridgewater Investment Management, Inc., a Minnesota corporation and a subsidiary of the Bank, holds certain municipal securities and engages in municipal lending activities. Based on current tax regulations and guidance, we believe that municipal securities and loans held by a non-bank subsidiary of a financial institution are eligible to receive favorable federal income tax treatment. There is a risk that the IRS may investigate these types of arrangements and issue new guidance eliminating the tax benefit to such a structure.

We are subject to more stringent capital requirements.

Banking institutions are required to hold more capital as a percentage of assets than most industries. In the wake of the global financial crisis, our capital requirements increased, both in the amount of capital we must hold and in the quality of the capital to absorb losses. Holding high amounts of capital compresses our earnings and constrains growth. In addition, the failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our cost of funds and FDIC insurance costs and our ability to make acquisitions and ultimately result in a material adverse effect on our business, financial condition, results of operations and growth prospects.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the MDOC periodically examine us, including our operations and our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires the Bank, consistent with safe and sound operations, to ascertain and meet the credit needs of its entire community, including low and moderate income areas. Our failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, bank regulatory agencies and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could result in fines or sanctions against us.

The Bank Secrecy Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The bank regulatory agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties, (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws, including with respect to the use of artificial intelligence by financial institutions and their service providers, that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the CFPB, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.

As a result of being a publicly listed company, we are subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards required enhancements to the design and operation of our internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.

If we are unable to meet the demands that are placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to report our financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to report our financial results accurately and timely could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the Nasdaq Stock Market, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

Certain banking laws and certain provisions of our third amended and restated articles of incorporation may have an anti-takeover effect.

Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock, generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including the Bank.

There are also provisions in our third amended and restated articles of incorporation and second amended and restated bylaws, such as limitations on the ability to call a special meeting of our shareholders, that may be used to delay or block a takeover attempt. In addition, our board of directors is authorized under our third amended and restated articles of incorporation to issue shares of preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without shareholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of our common stock.

Our second amended and restated bylaws have an exclusive forum provision, which could limit a shareholder's ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our second amended and restated bylaws have an exclusive forum provision providing that, unless we consent in writing to an alternative forum, the state or federal courts in Hennepin County, Minnesota shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, the articles or the bylaws of the Company, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our bylaws. The exclusive forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Market and Interest Rate Risks

Our business is subject to interest rate risk, and fluctuations in interest rates may adversely affect our earnings.

Fluctuations in interest rates may negatively affect our business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on our net interest income, which is the difference between the interest income that we earn on interest earning assets, such as loans and investment securities, and the interest expense that we pay on interest bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates also affect our ability to fund our operations with client deposits and the fair value of securities in our investment portfolio and derivatives portfolio. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, can have a significant effect on our net interest income and results of operations.

Our interest earning assets and interest bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets and liabilities may lag behind. The result of these changes to rates may cause differing spreads on interest earning assets and interest bearing liabilities. We cannot control or accurately predict changes in market rates of interest.

It is currently expected that during 2025, the Federal Open Market Committee of the Federal Reserve, or FOMC, could continue to maintain relatively elevated levels of interest rates to reduce the rate of inflation towards its target level of 2%. Beginning in 2022, the FOMC increased the target range for the federal funds rate from 0.00% to 0.25% to a range of 5.25% to 5.50% through August 2024. Since August 2024, and through the end of 2024, the FOMC decreased the federal funds target rate 1.00% to a range of 4.25% to 4.50%. While the FOMC has signaled that further rate cuts may occur in 2025, levels of inflation or weakness in the jobs market will ultimately impact the path of the federal funds rate. Although the FOMC may decide to further decrease the targeted federal funds rates, overall interest rates may behave differently, which may impact the national economy. In addition, our net interest income could be affected if the rates we pay on deposits and borrowings remain elevated. Elevated interest rates also may reduce the demand for loans and the value of fixed-rate investment securities. These effects from interest rate changes or from other sustained economic stress or a recession, among other matters, could have a material adverse effect on our business, financial condition, liquidity, results of operations, and growth prospects.

We seek to mitigate our interest rate risk by entering into interest rate swaps and other interest rate derivative contracts from time to time with counterparties. Our hedging strategies rely on assumptions and projections regarding interest rates, asset levels, and general market factors and subject us to counterparty risk. There is no assurance that our interest rate mitigation strategies will be successful, and if our assumptions and projections prove to be incorrect or our hedging strategies do not adequately mitigate the impact of changes in interest rates, we may incur losses that could adversely affect our earnings.

As of December 31, 2024, we had $800.8 million of noninterest bearing deposit accounts and $3.29 billion of interest bearing deposit accounts. We do not know what future market rates will be, and based on recent guidance from the Federal Reserve, we currently expect some level of continued moderation in the federal funds rate in 2025. If we need to offer higher interest rates on these accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of December 31, 2024, the fair value of our securities portfolio was approximately $768.2 million, or 15.2% of our total assets. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, the intent to sell the security, rating agency downgrades of the securities or our own analysis of the value of a security, defaults by the issuer or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause impairment in future periods and result in realized losses. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A large percentage of our investment securities classified as available-for-sale have fixed interest rates. As is the case with many financial institutions, our emphasis on increasing the development of core non-maturity deposits has resulted in our interest-bearing liabilities having a shorter duration than our interest-earning assets. This imbalance can create significant earnings volatility because interest rates change over time. As interest rates have increased in recent years, our cost of funds has increased more rapidly than the yields on a substantial portion of our interest-earning assets. In addition, the market value of our fixed-rate assets, for example, our investment securities, has declined since 2022 when the FOMC began increasing interest rates, which effects have not been fully mitigated by recent FOMC rate cuts. In line with the foregoing, we have experienced and may continue to experience an elevated level of the cost of interest-bearing liabilities, primarily due to higher rates we pay on some of our deposit products to stay competitive within our market and higher borrowing costs from the elevated level of the federal funds rate.

At December 31, 2024, we had $27.7 million of unrealized losses, net of tax, in our securities portfolio. If we are forced to liquidate any of those investments prior to maturity, including because of a lack of liquidity, we would recognize as a charge to earnings the losses attributable to those securities.

Monetary policies of the Federal Reserve could adversely affect our financial condition and results of operations.

In the current environment, economic and business conditions are significantly affected by U.S. monetary policy, particularly the actions of the Federal Reserve in its effort to fight elevated levels of inflation. The Federal Reserve is mandated to pursue the goals of maximum employment and price stability, and throughout 2022 and 2023 made a series of significant increases to the target Federal Funds rate as part of an effort to combat elevated levels of inflation affecting the U.S. economy. Following a period of no action on interest rates, the FOMC began easing monetary policy by cutting the federal funds rate in September of 2024. Monetary policy in recent years has resulted in a significant structural change in prevailing interest rates and, while this has had a negative effect on our net interest income, it also harmed the value of our securities portfolio, which had $27.7 million in unrealized losses, net of tax, in our available for sale investment securities portfolio as of December 31, 2024. This decline in value has negatively affected our tangible book value. Higher interest rates can also negatively affect our clients' businesses and financial condition, and the value of collateral securing loans in our portfolio.

Given the complex factors affecting the strength of the U.S. economy, including uncertainties regarding the persistence of inflation, geopolitical developments such as ongoing conflicts in the Middle East and between Russia and Ukraine, changing labor market conditions as well as fiscal policy and new presidential administration priorities, there is a meaningful risk that the Federal Reserve and other central banks may keep interest rates at or near their current elevated levels, thereby limiting economic growth and potentially causing an economic recession or other political instability. As noted above, this could decrease loan demand, harm the credit characteristics of our existing loan portfolio and decrease the value of collateral securing loans in the portfolio.

Our stock is relatively thinly traded.

Although our common stock is traded on the Nasdaq Stock Market, the average daily trading volume of our common stock is relatively low compared to many public companies. The desired market characteristics of depth, liquidity, and orderliness require the substantial presence of willing buyers and sellers in the marketplace at any given time. In our case, this presence depends on the individual decisions of a relatively small number of investors and general economic and market conditions over which we have no control. Due to the relatively low trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the stock price to fall more than would be justified by the inherent worth of the Company. Conversely, attempts to purchase a significant amount of our stock could cause the market price to rise above the reasonable inherent worth of the Company.

The price of our common stock could be volatile and other factors could cause our stock price to decline.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about us or the financial services industry in general published by securities analysts;
- the failure of securities analysts to cover, or continue to cover us;
- operating and stock price performance of other companies in the industry or that investors or analysts deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us, our competitors or other financial institutions;

- future sales of our common stock;

- departure of members of our strategic leadership team or other key personnel;

- new technology used, or services offered, by competitors;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

- changes or proposed changes in laws or regulations, or differing interpretations of existing laws and regulations, affecting our business, or enforcement of these laws and regulations;

- litigation and governmental investigations; and

- geopolitical conditions such as acts or threats of terrorism or military conflicts.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations or growth prospects. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this report, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

We do not intend to pay cash dividends on our common stock in the foreseeable future. Consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We expect that we will retain all earnings, if any, for operating capital, and we do not expect our board of directors to declare any dividends on our common stock in the foreseeable future. Even if we have earnings in an amount sufficient to pay cash dividends, our board of directors may decide to retain earnings for the purpose of funding growth. We cannot assure you that cash dividends on our common stock will ever be paid. You should not purchase shares of common stock offered hereby if you need or desire dividend income from this investment.

In addition, we are a financial holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank and financial holding companies should generally pay dividends on capital stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

Further, if we are unable to satisfy the capital requirements applicable to us for any reason, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock in the event we decide to declare dividends. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

Future issuances of common stock could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock, up to the 75,000,000 shares of common stock authorized in our second amended and restated articles of incorporation, which could be increased by a vote of the holders of a majority of our shares of common stock. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, or in connection with future acquisitions or financings. If we choose to raise capital by issuing and selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

The holders of our debt obligations and preferred stock will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us and claims of all of our outstanding shares of preferred stock. As of December 31, 2024, we had $80.0 million of subordinated debentures outstanding and $69.0 million of preferred stock outstanding. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of senior equity securities, including the preferred shares, have received any payment or distribution due to them.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term shareholder value.

On August 17, 2022, the Company's board of directors approved a stock repurchase program (the "2022 Stock Repurchase Program") which authorizes the Company to repurchase up to $25.0 million of its common stock, subject to certain limitations and conditions. On July 23, 2024, the Company's board of directors extended the expiration date of the program from August 16, 2024 to August 20, 2025. The 2022 Stock Repurchase Program does not obligate the Company to repurchase any shares of its common stock, and other than repurchases that have been completed to date, there is no assurance that the Company will do so. Under the 2022 Stock Repurchase Program, the Company may repurchase shares of common stock from time to time in open market or privately negotiated transactions. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including general market and economic conditions, regulatory requirements, availability of funds, and other relevant considerations, as determined by the Company. The Company may, in its discretion, begin, suspend or terminate repurchases at any time prior to the Program's expiration, without any prior notice. Even if fully implemented, we cannot guarantee that the program will enhance long-term shareholder value.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity risk management is an important and continuously evolving focus for the Company. Resources are devoted to protecting and enhancing the security of computer systems, software, networks, storage devices, and other technology assets. The Company's security efforts are designed and tested to protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt, or degrade service, sabotage systems or cause other damage. The Company has implemented precautionary measures and controls reasonably designed to address this increased risk, such as enhanced threat monitoring. The Company continues to make investments and partner with qualified third parties to enhance its cyber defense capabilities to monitor the evolving spectrum of cybersecurity risks in the operating environment, enhance defenses and improve resiliency against cybersecurity threats. The Company actively participates in discussions and simulations of cybersecurity risks and has engaged in efforts to educate all employees on the topic of cybersecurity risks.

The Company acknowledges that third parties and clients may also be sources of cybersecurity risk for the Company. As a result, the Company engages in regular and ongoing reviews and discussions with vendors and clients regarding cybersecurity risks and opportunities to improve the Company's cybersecurity posture. The Company maintains a vendor risk management program to identify and help manage any third party cybersecurity risks.

Additionally, the Company maintains an Information Security Program designed to prevent, detect, and respond to cyberattacks, and maintains a cybersecurity incident response plan designed to enable the Company to respond to cybersecurity incidents, coordinate such responses with law enforcement and other government agencies, and notify clients and customers, as applicable. The Company's risk and technology teams, led by the Company's Chief Risk Officer ("CRO") and Chief Technology Officer ("CTO"), respectively, are responsible for leading the incident response team, identifying technology and cybersecurity risks, utilizing management's expertise in assessing the materiality of cybersecurity events, and are responsible for the controls to manage threats. The Company's risk team in conjunction with the broader incident response team conduct periodic tabletop exercises and business continuity simulations to train and align on best practices and assessment of potential cyber events. Management utilizes the incident response plan and incident response team to assesses materiality of any cyber event through a qualitative and quantitative assessment. The information security program and overall cybersecurity risk management processes are aligned and integrated into the Company's overall risk profile and appetite through the Company's Enterprise Risk Management Committee.

The Company's governance structure is designed to identify, escalate, and mitigate information security risks. Management utilizes its Enterprise Risk Management Committee and IT Steering Committee, comprised of senior leaders including the Company's CRO, CTO, Chief Financial Officer, and other leaders with cybersecurity expertise, to disseminate information and monitor information security efforts throughout the Company. Each committee's charter, in addition to the Information Security Policy, establishes roles and responsibilities related the Company's cybersecurity governance and program. The risk team provides oversight of the Company's activities designed to identify, assess, measure, and mitigate cybersecurity risk. The Company's Information Security Program includes training that reinforces the Company's Information Security Program policies, standards, and practices, as well as the expectation employees comply with these policies. The technology team engages employees through training on how to identify potential cybersecurity risks and protect the Company's resources and information. This training is mandatory for all employees, and is supplemented by various testing initiatives, including social engineering testing. Finally, the Company provides specialized security training for certain employee roles such as system administrators and all information security training is monitored and reported on by the risk team as well as the Company's learning and development function.

The Company's management team is responsible for the day-to-day management of cybersecurity risks faced by the Company. In addition, our board of directors, as a whole and through its Audit Committee, is responsible for the oversight of cybersecurity risks. In that role, the board of directors and Audit Committee are responsible for ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. To carry out those duties, the board of directors and Audit Committee receive periodic updates on the Company's Information Security Program, cybersecurity policies and practices, ongoing efforts to improve security, as well as the Company's efforts to prevent, detect, mitigate, and remediate significant cybersecurity incidents.

Risks from cybersecurity threats, including any previous cybersecurity events, did not materially affect the Company or its business strategy, results of operations or financial condition during the period covered by the report. Notwithstanding the comprehensive approach that the Company takes to address cybersecurity risk, the Company may not be successful in preventing or mitigating a future cybersecurity incident that could have a material adverse effect on the Company or its business strategy, results of operations or financial condition.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 4450 Excelsior Boulevard, Suite 100, St. Louis Park, Minnesota 55416. Including our corporate headquarters, we operate nine full-service branch offices located in the Twin Cities MSA. We currently own five of our branch offices located in Minnetonka (2), Orono, St. Louis Park and Minneapolis (Hennepin Avenue), and lease the remaining four locations. In February 2023, the Company purchased a parcel of land in Lake Elmo, Minnesota, a portion of which was transferred to the Bank and upon which the Bank intends to construct a branch office. Additional information regarding our locations is set forth below:

Address	Owned/Leased
Headquarters and St. Louis Park Branch:	
4450 Excelsior Boulevard, Suite 100, St. Louis Park, Minnesota 55416	Owned
Other Branch Locations:	
21500 Highway 7, Greenwood, Minnesota 55331	Leased
60 South Sixth Street, Suite 285, Minneapolis, Minnesota 55402	Leased
2445 Shadywood Road, Orono, Minnesota 55331	Owned
3100 Hennepin Avenue, Minneapolis, Minnesota 55408[(1)]	Owned
370 Wabasha Street N., St. Paul, Minnesota 55102	Leased
7831 East Bush Lake Road, Suite 300, Bloomington, Minnesota 55439	Leased
14550 Excelsior Boulevard., Minnetonka, Minnesota 55345	Owned
11500 Highway 7, Minnetonka, Minnesota 55305	Owned

(1) Does not include the leased drive-up property located adjacent to the branch.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party, and no property of these entities is subject, to any material pending legal proceedings, other than ordinary routine litigation incidental to the Bank's business. The Company does not know of any proceeding contemplated by a governmental authority against the Company or any of its subsidiaries.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the Nasdaq Stock Market ("Nasdaq") under the symbol "BWB." Our depository shares, each representing a 1/100th ownership interest in a share of our 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share ("Series A Preferred Stock"), trade on Nasdaq under the symbol "BWBBP".

Holders of Record

As of February 24, 2025, the Company had 51 holders of record of the Company's common stock and an estimated 4,913 additional beneficial holders of the Company's common stock whose stock was held in street name by brokerages or fiduciaries.

Issuer Purchases of Equity Securities

The following table presents stock purchases made during the fourth quarter of 2024:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2024	—	$ —	—	$ 15,281,253
November 1 - 30, 2024 . .	315	14.30	—	15,281,253
December 1 - 31, 2024 . .	37,812	15.15	—	15,281,253
Total	38,127	$ 15.14	—	$ 15,281,253

(1) The total number of shares repurchased during the periods indicated includes shares repurchased as part of the Company's stock repurchase program and shares withheld for income tax purposes in connection with vesting of restricted stock and stock options. The shares were purchased or otherwise valued at the closing price of the Company's common stock on the date of purchase and/or withholding.

(2) On August 17, 2022, the Company's board of directors approved the 2022 Stock Repurchase Program which authorizes the Company to repurchase up to $25.0 million of its common stock, subject to certain limitations and conditions. On July 23, 2024, the Company's board of directors extended the expiration date of the 2022 Stock Repurchase Program from August 16, 2024 to August 20, 2025. The program does not obligate the Company to repurchase any shares of its common stock, and other than repurchases that have been completed to date, there is no assurance that the Company will do so. Under the program, the Company may repurchase shares of common stock from time to time in open market or privately negotiated transactions. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including general market and economic conditions, regulatory requirements, availability of funds, and other relevant considerations, as determined by the Company. The Company may, in its discretion, begin, suspend or terminate repurchases at any time prior to the program's expiration, without any prior notice.

Performance Graph

The following graph compares the percentage change in the cumulative shareholder return of the Company's common stock between December 31, 2019 and December 31, 2024, with the cumulative return of the Nasdaq Composite Index and the total return of the Nasdaq Bank Index. This comparison assumes $100.00 was invested on December 31, 2019 and assumes the reinvestment of all cash dividends, if any, prior to any tax effect and retention of all stock dividends. There is no assurance that the Company's common stock performance will continue in the future with the same or similar results as shown in the graph.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Bridgewater Bancshares Inc., the NASDAQ Composite Index
and the NASDAQ Bank Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Dividend Policy

The Company has not historically declared or paid dividends on its common stock and does not intend to declare or pay dividends on its common stock in the foreseeable future. Instead, the Company anticipates that future earnings will be retained to support its operations and to finance the growth and development of its business. Any future determination relating to the Company's common stock dividend policy will be made by the board of directors and will depend on a number of factors, including historic and projected financial condition, liquidity and results of operations, capital levels and needs, tax considerations, any acquisitions or potential acquisitions that may be pursued, statutory and regulatory prohibitions and other limitations, the terms of any credit agreements or other borrowing arrangements that restrict the ability to pay cash dividends, general economic conditions and other factors deemed relevant by the board of directors. The Company is not obligated to pay dividends on its common stock and is subject to restrictions on paying dividends on its common stock.

Although the Company intends to pay dividends on the Series A Preferred Stock, dividends on the Series A Preferred Stock are not cumulative or mandatory. If the board of directors does not declare a dividend on the Series A Preferred Stock or if the board of directors authorizes and declares less than a full dividend in respect of any dividend period, the holders of the Series A Preferred Stock will have no right to receive any dividend or a full dividend and the Company will have no obligation to pay a dividend or to pay full dividends for that dividend period at any time, whether or not dividends on the Series A Preferred Stock or common stock are declared for any future dividend period.

Dividend Restrictions

As a Minnesota corporation, the Company is subject to certain restrictions on dividends under the Minnesota Business Corporation Act, as amended. Generally, a Minnesota corporation is prohibited from paying a dividend if, after giving effect to the dividend the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

In addition, the Company is subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Company—Dividend Payments." Because the Company is a financial holding company and does not engage directly in business activities of a material nature, the ability to pay dividends to shareholders depends, in large part, upon receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Bank—Dividend Payments."

Under the terms of a loan agreement with a third party correspondent lender which the Company entered into in March of 2021 and amended in each of July 2021, September 2022 and September 2024, the Company cannot declare or pay any cash dividend or make any other distribution in respect to capital stock, except in accordance with past practices and dividends paid on its preferred stock and so long as no default has occurred and is continuing. In addition, under the terms of the subordinated notes issued in June of 2020 and July of 2021, and the related subordinated note purchase agreements, the Company is not permitted to declare or pay any dividends on capital stock if an event of default occurs under the terms of the subordinated notes, excluding any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of our common stock and any declaration of a non-cash dividend in connection with the implementation of a shareholders' rights plan.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this report, may cause actual results to differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any of these forward-looking statements. Readers of the Company's Annual Report on Form 10-K should consider these risks and uncertainties in evaluating forward-looking statements and should not place undue reliance on forward-looking statements.

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the three years ended December 31, 2024. This information should be read in connection with our audited consolidated financial statements and related notes appearing elsewhere in this report.

(dollars in thousands, except per share data)	As of and for the year ended December 31,		
	2024	2023	2022
Income Statement			
Net Interest Income	$ 102,193	$ 105,174	$ 129,698
Provision for (Recovery of) Credit Losses	3,525	(175)	7,700
Noninterest Income	7,368	6,493	6,332
Noninterest Expense	63,300	59,320	56,620
Net Income	32,825	39,960	53,392
Net Income Available to Common Shareholders	28,771	35,906	49,338
Per Common Share Data			
Basic Earnings Per Share	$ 1.05	$ 1.29	$ 1.78
Diluted Earnings Per Share	1.03	1.27	1.72
Adjusted Diluted Earnings Per Share [1]	1.05	1.27	1.72
Book Value Per Share	14.21	12.94	11.80
Tangible Book Value Per Share [1]	13.49	12.84	11.69
Basic Weighted Average Shares Outstanding	27,479,764	27,857,420	27,758,336
Diluted Weighted Average Shares Outstanding	27,943,342	28,315,587	28,668,177
Shares Outstanding at Period End	27,552,449	27,748,965	27,751,950
Selected Performance Ratios			
Return on Average Assets (ROA)	0.70 %	0.89 %	1.38 %
Pre-Provision Net Revenue Return on Average Assets (PPNR ROA) [2]	0.98	1.15	2.06
Return on Average Shareholders' Equity (ROE)	7.45	9.73	13.90
Return on Average Tangible Common Equity [1]	7.75	10.53	15.69
Net Interest Margin [3]	2.26	2.42	3.45
Core Net Interest Margin [1][3]	2.19	2.34	3.27
Yield on Interest Earning Assets	5.40	5.08	4.35
Yield on Total Loans, Gross	5.50	5.21	4.60
Cost of Interest Bearing Liabilities	4.14	3.61	1.34
Cost of Total Deposits	3.44	2.73	0.75
Cost of Funds	3.44	2.92	0.99
Efficiency Ratio [1]	57.9	53.0	41.5
Noninterest Expense to Average Assets	1.35	1.32	1.46
Adjusted Financial Ratios [1]			
Adjusted Return on Average Assets	0.71 %	0.89 %	1.38 %
Adjusted Pre-Provision Net Revenue Return on Average Assets [2]	0.99	1.15	2.06
Adjusted Return on Average Shareholders' Equity	7.57	9.73	13.90
Adjusted Return on Average Tangible Common Equity	7.90	10.53	15.69
Adjusted Efficiency Ratio	57.3	53.0	41.5
Adjusted Noninterest Expense to Average Assets	1.34	1.32	1.46
Balance Sheet			
Total Assets	$ 5,066,242	$ 4,611,990	$ 4,345,662
Total Loans, Gross	3,868,514	3,724,282	3,569,446
Deposits	4,086,767	3,709,948	3,416,543
Total Shareholders' Equity	457,935	425,515	394,064
Average Shareholders' Equity to Average Assets	9.41 %	9.14 %	9.93 %
Loan to Deposit Ratio	94.7	100.4	104.5
Core Deposits to Total Deposits [5]	76.0	68.7	74.6
Uninsured Deposits to Total Deposits	27.7	24.3	38.5

(dollars in thousands, except per share data)	As of and for the year ended December 31,		
	2024	2023	2022
Capital Ratios (Consolidated)			
Tier 1 Leverage Ratio	9.44 %	9.57 %	9.55 %
Common Equity Tier 1 Risk-based Capital Ratio	9.08	9.16	8.40
Tier 1 Risk-based Capital Ratio	10.64	10.79	10.03
Total Risk-based Capital Ratio	13.76	13.97	13.15
Tangible Common Equity to Tangible Assets [1]	7.36	7.73	7.48
Growth Ratios			
Percentage Change in Total Assets	9.8 %	6.1 %	25.0 %
Percentage Change in Total Loans, Gross	3.9	4.3	26.6
Percentage Change in Total Deposits	10.2	8.6	16.0
Percentage Change in Shareholders' Equity	7.6	8.0	3.9
Percentage Change in Net Income	(17.9)	(25.2)	16.9
Percentage Change in Diluted Earnings Per Share	(18.8)	(26.3)	12.0
Percentage Change in Tangible Book Value Per Share [1]	5.1	9.8	6.5
Selected Asset Quality Data			
Loans 30-89 Days Past Due	$ 1,291	$ 15,110	$ 186
Loans 30-89 Days Past Due to Total Loans	0.03 %	0.41 %	0.01 %
Nonperforming Loans	$ 301	$ 919	$ 639
Nonperforming Loans to Total Loans	0.01 %	0.02 %	0.02 %
Nonaccrual Loans to Total Loans	0.01 %	0.02 %	0.02 %
Nonaccrual Loans and Loans Past Due 90 Days and Still Accruing to Total Loans	0.01	0.02	0.02
Foreclosed Assets	$ —	$ —	$ —
Nonperforming Assets [4]	301	919	639
Nonperforming Assets to Total Assets [4]	0.01 %	0.02 %	0.01 %
Allowance for Credit Losses on Loans and Leases to Total Loans	1.35	1.36	1.34
Allowance for Credit Losses on Loans and Leases to Nonaccrual Loans	17,367.77	5,494.45	7,511.11
Net Loan Charge-Offs to Average Loans	0.03	0.01	(0.01)

(1) Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for further details.

(2) Ratio excludes the amortization of tax credit investments, debt prepayment fees and represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for further details.

(3) Amounts calculated on a tax-equivalent basis using the statutory federal tax rate of 21%.

(4) Nonperforming assets are defined as nonaccrual loans plus loans 90 days past due plus foreclosed assets.

(5) Core deposits are defined as total deposits less brokered deposits and certificates of deposit greater than $250,000.

Overview

The Company is a financial holding company headquartered in St. Louis Park, Minnesota. The principal sources of funds for loans and investments are transaction, savings, time, and other deposits, and short-term and long-term borrowings. The Company's principal sources of income are interest and fees collected on loans, interest and dividends earned on investment securities and service charges. The Company's principal expenses are interest paid on deposit accounts and borrowings, employee compensation and other overhead expenses. The Company's simple, efficient business model of providing responsive support and unconventional experiences to clients continues to be the underlying principle that drives the Company's profitable growth.

Recent Developments

On December 13, 2024, the Company's wholly-owned banking subsidiary, Bridgewater Bank, completed its acquisition of FMCB in an all-cash transaction. At the closing of the transaction on December 13, 2024, FMCB merged with and into Bridgewater Bank, with Bridgewater Bank as the surviving entity. The acquisition of FMCB aligns with and accelerates Bridgewater's strategic priorities, including its focus on continued growth within the Twin Cities market. The acquisition of FMCB added approximately $245.0 million of assets, $225.7 million of deposits, $117.1 million of loans and leases, and two branch locations in Minnetonka, Minnesota. The acquisition also adds an investment advisory function that offers nondeposit investment products through a third party arrangement.

Critical Accounting Policies and Estimates

The consolidated financial statements of the Company are prepared based on the application of certain accounting policies, the most significant of which are described in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" of the notes to the consolidated financial statements included as a part of this report. Certain policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect the reported results and financial position for the current period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on the future financial condition and results of operations. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with the Company's Audit Committee.

The following is a discussion of the critical accounting policies and significant estimates that require the Company to make complex and subjective judgments.

Allowance for Credit Losses

In accordance with ASC 326, *Financial Instruments - Credit Losses*, the allowance for credit losses on loans and leases is a valuation account that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected on the loans and leases. Loans and leases are charged against the allowance for credit losses on loans and leases when management determines all or a portion of the loan or lease balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. The allowance is increased (decreased) by provisions (or recovery of) and reported in the income statement as a component of provisions for credit loss. The allowance for credit losses on off-balance sheet credit exposures is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from an off-balance sheet exposure.

The amount of each allowance account represents management's best estimate of current expected credit losses on such financial instruments using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. The allowance for credit losses on loans and leases is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. For determining the appropriate allowance for credit losses on a collective basis, the loan portfolio is segmented into pools based upon similar risk characteristics and a lifetime loss-rate model is utilized. Management qualitatively adjusts model results for reasonable and supportable forecasts and risk factors that are not considered within the modeling processes but are relevant in assessing the expected credit losses within the loan segment. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. Due to the subjective nature of these estimates the various components of the calculation require significant management judgment and certain assumptions are highly subjective. Volatility in certain credit metrics and variations between expected and actual outcomes are likely.

Results of Operations

Net Income

2024 Compared to 2023

Net income was $32.8 million for the year ended December 31, 2024, compared to net income of $40.0 million for the year ended December 31, 2023. Earnings per diluted common share for the year ended December 31, 2024 were $1.03, compared to $1.27 per diluted common share for the year ended December 31, 2023. Adjusted net income (a non-GAAP financial measure) was $33.4 million for the year ended December 31, 2024, compared to $40.0 million for the year ended December 31, 2023. Adjusted earnings per diluted common share (a non-GAAP financial measure) were $1.05 for the year ended December 31, 2024, compared to $1.27 for the year ended December 31, 2023.

Return on average assets ("ROA") was 0.70% and 0.89% for the years ended December 31, 2024 and 2023, respectively. Return on average shareholder's equity ("ROE") was 7.45% and 9.73% for the years ended December 31, 2024 and 2023, respectively. Adjusted ROA (a non-GAAP financial measure) was 0.71% and 0.89% for the years ended December 31, 2024 and 2023, respectively. Adjusted ROE (a non-GAAP financial measure) was 7.57% and 9.73% for the years ended December 31, 2024 and 2023, respectively.

2023 Compared to 2022

Net income was $40.0 million for the year ended December 31, 2023, compared to net income of $53.4 million for the year ended December 31, 2022. Earnings per diluted common share for the year ended December 31, 2023 were $1.27, compared to $1.72 per diluted common share for the year ended December 31, 2022. ROA was 0.89% and 1.38% for the years ended December 31, 2023 and 2022, respectively. ROE was 9.73% and 13.90% for the years ended December 31, 2023 and 2022, respectively.

Net Interest Income

The Company's primary source of revenue is net interest income, which is impacted by the level of interest earning assets and related funding sources, as well as changes in interest rates. The difference between the average yield on earning assets and the average rate paid for interest bearing liabilities is the net interest spread. Noninterest bearing sources of funds, such as demand deposits and shareholders' equity, also support earning assets. The impact of the noninterest bearing sources of funds is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. Both the net interest margin and net interest spread are presented on a tax-equivalent basis, which means that tax-free interest income has been adjusted to pretax-equivalent income, assuming a 21% federal tax rate. Management's ability to respond to changes in interest rates by using effective asset-liability management techniques is critical to managing the net interest margin and the Company's primary source of earnings.

Average Balances and Yields

The following table presents, for the years ended December 31, 2024, 2023 and 2022, the average balances of each principal category of assets, liabilities and shareholders' equity, and an analysis of net interest income. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of net deferred loan origination fees and costs accounted for as yield adjustments. This table is presented on a tax-equivalent basis, if applicable.

(dollars in thousands)	December 31, 2024			December 31, 2023			December 31, 2022		
	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate
Interest Earning Assets:									
Cash Investments	$ 124,205	$ 5,690	4.58 %	$ 77,759	$ 3,170	4.08 %	$ 66,072	$ 597	0.90 %
Investment Securities:									
Taxable Investment Securities	668,012	32,681	4.89	577,102	25,199	4.37	448,500	13,960	3.11
Tax-Exempt Investment Securities [1]	30,864	1,577	5.11	29,004	1,325	4.57	72,379	3,101	4.29
Total Investment Securities	698,876	34,258	4.90	606,106	26,524	4.38	520,879	17,061	3.28
Paycheck Protection Program Loans [2]	NM	NM	NM	NM	NM	NM	7,441	970	13.03
Loans [1][2]	3,738,260	205,646	5.50	3,699,252	192,679	5.21	3,183,271	145,857	4.58
Total Loans	3,738,260	205,646	5.50	3,699,252	192,679	5.21	3,190,712	146,827	4.60
Federal Home Loan Bank Stock . .	18,256	1,550	8.49	21,249	1,538	7.24	12,628	432	3.42
Total Interest Earning Assets.	4,579,597	247,144	5.40 %	4,404,366	223,911	5.08 %	3,790,291	164,917	4.35 %
Noninterest Earning Assets	103,547			86,438			76,189		
Total Assets	$ 4,683,144			$ 4,490,804			$ 3,866,480		
Interest Bearing Liabilities:									
Deposits:									
Interest Bearing Transaction Deposits	$ 776,768	$ 34,294	4.41 %	$ 650,028	$ 23,379	3.60 %	$ 524,968	$ 4,336	0.83 %
Savings and Money Market Deposits	956,300	39,297	4.11	922,799	30,639	3.32	963,096	9,129	0.95
Time Deposits.	342,582	14,585	4.26	263,161	7,064	2.68	284,868	3,264	1.15
Brokered Deposits.	963,676	40,629	4.22	909,662	34,963	3.84	449,095	6,650	1.48
Total Interest Bearing Deposits	3,039,326	128,805	4.24	2,745,650	96,045	3.50	2,222,027	23,379	1.05
Federal Funds Purchased.	21,493	1,201	5.59	169,645	8,521	5.02	149,608	4,507	3.01
Notes Payable	13,750	1,162	8.45	13,750	1,143	8.31	2,863	202	7.04
FHLB Advances	320,497	8,554	2.67	238,000	7,489	3.15	64,278	1,221	1.90
Subordinated Debentures.	79,473	3,983	5.01	79,090	3,983	5.04	89,584	4,688	5.23
Total Interest Bearing Liabilities	3,474,539	143,705	4.14 %	3,246,135	117,181	3.61 %	2,528,360	33,997	1.34 %
Noninterest Bearing Liabilities:									
Noninterest Bearing Transaction Deposits	705,247			768,428			910,490		
Other Noninterest Bearing Liabilities	62,595			65,763			43,597		
Total Noninterest Bearing Liabilities	767,842			834,191			954,087		
Shareholders' Equity	440,763			410,478			384,033		
Total Liabilities and Shareholders' Equity	$ 4,683,144			$ 4,490,804			$ 3,866,480		
Net Interest Income / Interest Rate Spread.		103,439	1.26 %		106,730	1.47 %		130,920	3.01 %
Net Interest Margin [3]			2.26 %			2.42 %			3.45 %
Taxable Equivalent Adjustment: Tax-Exempt Investment Securities and Loans		(1,246)			(1,556)			(1,222)	
Net Interest Income.		$ 102,193			$ 105,174			$ 129,698	

(1) Interest income and average rates for tax-exempt investment securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 21%.

(2) Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3) Net interest margin includes the tax equivalent adjustment and represents the annualized results of: (i) the difference between interest income on interest earning assets and the interest expense on interest bearing liabilities, divided by (ii) average interest earning assets for the period.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest earning assets and interest bearing liabilities, as well as changes in average interest rates. The following table presents the effect that these factors had on the interest earned on interest earning assets and the interest incurred on interest bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period's volume. The changes not attributable specifically to either volume or rate have been allocated to the changes due to volume. The following table presents the changes in the volume and rate of interest bearing assets and liabilities for the year ended December 31, 2024, compared to the year ended December 31, 2023, and for the year ended December 31, 2023, compared to the year ended December 31, 2022:

(dollars in thousands)	Year Ended December 31, 2024 Compared with Year Ended December 31, 2023			Year Ended December 31, 2023 Compared with Year Ended December 31, 2022		
	Change Due To:		Interest	Change Due To:		Interest
	Volume	Rate	Variance	Volume	Rate	Variance
Interest Earning Assets:						
Cash Investments	$ 2,128	$ 392	$ 2,520	$ 477	$ 2,096	$ 2,573
Investment Securities:						
Taxable Investment Securities	4,448	3,034	7,482	5,615	5,624	11,239
Tax-Exempt Investment Securities	94	158	252	(1,980)	204	(1,776)
Total Securities	4,542	3,192	7,734	3,635	5,828	9,463
Loans:						
Paycheck Protection Program Loans	—	—	—	(970)	—	(970)
Loans	2,162	10,805	12,967	26,844	19,978	46,822
Total Loans	2,162	10,805	12,967	25,874	19,978	45,852
Federal Home Loan Bank Stock	(254)	266	12	624	482	1,106
Total Interest Earning Assets	$ 8,578	$ 14,655	$ 23,233	$ 30,610	$ 28,384	$ 58,994
Interest Bearing Liabilities:						
Interest Bearing Transaction Deposits	$ 5,595	$ 5,320	$ 10,915	$ 4,498	$ 14,545	$ 19,043
Savings and Money Market Deposits	1,376	7,282	8,658	(1,337)	22,847	21,510
Time Deposits	3,381	4,140	7,521	(582)	4,382	3,800
Brokered Deposits	2,277	3,389	5,666	17,702	10,611	28,313
Total Interest Bearing Deposits	12,629	20,131	32,760	20,281	52,385	72,666
Federal Funds Purchased	(8,278)	958	(7,320)	1,006	3,008	4,014
Notes Payable	—	19	19	905	36	941
FHLB Advances	2,202	(1,137)	1,065	5,467	801	6,268
Subordinated Debentures	19	(19)	—	(528)	(177)	(705)
Total Interest Bearing Liabilities	6,572	19,952	26,524	27,131	56,053	83,184
Net Interest Income	$ 2,006	$ (5,297)	$ (3,291)	$ 3,479	$ (27,669)	$ (24,190)

Interest Income, Interest Expense, and Net Interest Margin

2024 Compared to 2023

Net interest income was $102.2 million for the year ended December 31, 2024, a decrease of $3.0 million compared to $105.2 million for the year ended December 31, 2023. The decrease in net interest income was primarily due to growth and higher rates paid on deposits, offset partially by growth and higher earning asset yields in the higher interest rate environment.

Net interest margin (on a fully tax-equivalent basis) for the year ended December 31, 2024 was 2.26%, a 16 basis point decline from 2.42% for the year ended December 31, 2023. Core net interest margin (on a fully tax-equivalent basis), a non-GAAP financial measure which excludes the impact of loan fees, for the year ended

December 31, 2024 was 2.19%, a 15 basis point decline from 2.34% for the year ended December 31, 2023. The decline in the margin was primarily due to higher funding costs, offset partially by higher earning asset yields.

Average interest earning assets were $4.58 billion for the year ended December 31, 2024, an increase of $175.2 million, or 4.0%, compared to $4.40 billion for the year ended December 31, 2023. The increase in average interest earning assets was primarily due to growth in the loan portfolio, purchases of investment securities and an increase in cash balances. Average interest bearing liabilities were $3.47 billion for the year ended December 31, 2024, an increase of $228.4 million, or 7.0%, compared to $3.25 billion for the year ended December 31, 2023. The increase in average interest bearing liabilities was primarily due to increases in all deposit types and FHLB advances, offset partially by a decrease in federal funds purchased.

Average interest earning assets produced a tax-equivalent yield of 5.40% for the year ended December 31, 2024, compared to 5.08% for the year ended December 31, 2023. The increase in the yield on interest earning assets was primarily due to the purchase of higher yielding securities and the repricing of the loan and securities portfolios in the higher interest rate environment. The cost of interest bearing liabilities was 4.14% for the year ended December 31, 2024, compared to 3.61% for the year ended December 31, 2023. The increase was primarily due to continued deposit repricing in the higher interest rate environment.

Interest Income. Total interest income on a tax-equivalent basis was $247.1 million for the year ended December 31, 2024, compared to $223.9 million for the year ended December 31, 2023. The $23.2 million, or 10.4%, increase in total interest income on a tax-equivalent basis was primarily due to growth and higher yields in the securities and loan portfolios.

Interest income on cash investments increased $2.5 million, or 79.5%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to higher balances during the year. Interest income on the investment securities portfolio on a fully-tax equivalent basis increased $7.7 million, or 29.2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $92.8 million, or 15.3%, increase in average balances between the two periods and higher rates earned on securities.

Interest income on loans, on a fully-tax equivalent basis, for the year ended December 31, 2024 was $205.6 million, compared to $192.7 million for the year ended December 31, 2023. The $13.0 million, or 6.7%, increase was primarily due to loan growth and the repricing of the loan portfolio in the higher interest rate environment.

Loan interest income and loan fees remained one of the primary contributing factors to the changes in yield on interest earning assets. The aggregate loan yield increased to 5.50% for the year ended December 31, 2024, which was 29 basis points higher than 5.21% for the year ended December 31, 2023. While loan fees have historically maintained a relatively stable contribution to the aggregate loan yield, the recent periods saw fewer loan prepayment fees. Despite the overall decrease in fee recognition, the Company is encouraged that the core loan yield continued to rise as new loans originated at higher yields and the existing portfolio repriced in the higher rate environment.

The following table presents a summary of interest and fees recognized on loans for the years ended December 31, 2024 and 2023, and interest and fees recognized on loans, excluding PPP loans, for the year ended December 31, 2022:

| | For the year ended December 31, | | |
	2024	**2023**	**2022**
Interest	5.42 %	5.11 %	4.38 %
Fees	0.08	0.10	0.20
Yield on Loans	5.50 %	5.21 %	4.58 %

Interest Expense. Interest expense on interest bearing liabilities was $143.7 million for the year ended December 31, 2024, compared to $117.2 million for the year ended December 31, 2023. The $26.5 million, or 22.6%, increase was primarily due to growth and upward repricing of the deposit portfolio in the higher interest rate environment.

Interest expense on deposits was $128.8 million for the year ended December 31, 2024, compared to $96.0 million for the year ended December 31, 2023. The $32.8 million, or 34.1%, increase in interest expense on deposits was primarily due to the upward repricing of the deposit portfolio in the higher interest rate environment and the average balance of interest bearing deposits increasing by $293.7 million, or 10.7%. The cost of total deposits was 3.44% for the year ended December 31, 2024, a 71 basis point increase, compared to 2.73% for the year ended December 31, 2023. The increase was primarily due to the upward repricing of the deposit portfolio in the higher interest rate environment.

Interest expense on borrowings was $14.9 million for the year ended December 31, 2024, compared to $21.1 million for the year ended December 31, 2023. The $6.2 million, or 29.5%, decrease was primarily due to the decreased utilization of federal funds purchased.

2023 Compared to 2022

Net interest income was $105.2 million for the year ended December 31, 2023, a decrease of $24.5 million compared to $129.7 million for the year ended December 31, 2022. The decrease in net interest income was due to increased volumes and higher rates paid on interest bearing liabilities in the rising interest rate environment, offset partially by higher rates earned on increased volumes of securities and loans.

Net interest margin (on a fully tax-equivalent basis) for the year ended December 31, 2023 was 2.42%, a 103 basis point decline from 3.45% for the year ended December 31, 2022. Core net interest margin (on a fully tax-equivalent basis), a non-GAAP financial measure which excludes the impact of loan fees, and prior to 2023, PPP balances, interest, and fees, for the year ended December 31, 2023 was 2.34%, a 93 basis point decline from 3.27% for the year ended December 31, 2022. The decline in the margin was primarily due to higher funding costs, offset partially by higher earning asset yields.

Average interest earning assets were $4.40 billion for the year ended December 31, 2023, an increase of $614.1 million, or 16.2%, compared to $3.79 billion for the year ended December 31, 2022. The increase in average interest earning assets was primarily due to growth in the loan portfolio and purchases of investment securities. Average interest bearing liabilities were $3.25 billion for the year ended December 31, 2023, an increase of $717.8 million, or 28.4%, compared to $2.53 billion for the year ended December 31, 2022. The increase in average interest bearing liabilities was primarily due to an increase in interest bearing transaction deposits, brokered deposits and FHLB advances.

Average interest earning assets produced a fully tax-equivalent yield of 5.08% for the year ended December 31, 2023, compared to 4.35% for the year ended December 31, 2022. The increase in the yield on interest earning assets was primarily due to growth and repricing of the loan and securities portfolios in the rising interest rate environment. The cost of interest bearing liabilities was 3.61% for the year ended December 31, 2023, compared to 1.34% for the year ended December 31, 2022, primarily due to the rapid increase in market interest rates that occurred between the periods, which impacted all funding sources.

Interest Income. Total interest income on a tax-equivalent basis was $223.9 million for the year ended December 31, 2023, compared to $164.9 million for the year ended December 31, 2022. The $59 million, or 35.8%, increase in total interest income on a tax-equivalent basis, was primarily due to strong organic growth in the loan portfolio, purchases of investment securities, and higher earning asset yields in the rising interest rate environment.

Interest income on cash investments increased $2.6 million, or 430.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to the interest rate increases during the year. Interest income on the investment securities portfolio on a fully-tax equivalent basis increased $9.5 million, or 55.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to an $85.2 million, or 16.4%, increase in average balances between the two periods and higher rates earned on securities.

Interest income on loans, on a fully-tax equivalent basis, for the year ended December 31, 2023 was $192.7 million, compared to $146.8 million for the year ended December 31, 2022. The $45.9 million, or 31.2%, increase was primarily due to a $508.5 million, or 15.9%, increase in the average balance of loans outstanding from continued organic loan growth and a rising yield in the higher interest rate environment.

Interest Expense. Interest expense on interest bearing liabilities was $117.2 million, an increase of $83.2 million, or 244.7%, for the year ended December 31, 2023, compared to $34.0 million for the year ended December 31, 2022. The increase was primarily due to growth and upward repricing of the deposit and FHLB advances portfolios in the higher interest rate environment.

Interest expense on deposits was $96.0 million for the year ended December 31, 2023, compared to $23.4 million for the year ended December 31, 2022. The $72.7 million, or 310.8%, increase in interest expense on deposits was primarily due to the upward repricing of the deposit portfolio in the higher rate environment and the average balance of interest bearing deposits increasing by $523.6 million, or 23.6%. The cost of total deposits was 2.73% for the year ended December 31, 2023, a 198 basis point increase, compared to 0.75% for the year ended December 31, 2022. The increase was primarily due to the upward repricing of the deposit portfolio in the higher interest rate environment.

Interest expense on borrowings was $21.1 million for the year ended December 31, 2023, an increase of $10.5 million, compared to $10.6 million for the year ended December 31, 2022. This increase was primarily due to the increased utilization of federal funds purchased and FHLB advances in the rising interest rate environment.

Provision for Credit Losses

2024 Compared to 2023

The allowance for credit losses on loans and leases increased $1.8 million as of December 31, 2024, compared to December 31, 2023, reflecting a $950,000 day 1 provision for non-purchase credit deteriorated ("PCD") loans acquired in the FMCB transaction, a $114,000 allowance for PCD loans acquired in the FMCB transaction, a provision of $2.0 million and net charge-offs of $1.2 million during 2024. The provision for credit losses on loans and leases was $2.9 million for the year ended December 31, 2024, an increase of $850,000, compared to a provision for credit losses on loans and leases of $2.1 million for the year ended December 31, 2023. The increase in the provision for credit losses on loans and leases was primarily attributable to the acquisition of FMCB and growth in the loan portfolio. The allowance for credit losses on loans and leases to total loans was 1.35% at December 31, 2024, compared to 1.36% at December 31, 2023.

The provision for credit losses for off-balance sheet credit exposures was $625,000 for the year ended December 31, 2024, compared to a negative provision of $2.2 million for the year ended December 31, 2023. The provision for the year ended December 31, 2024 was due to an increase in the volume of newly originated loans with unfunded commitments in the commercial and construction and land development segments. The allowance for credit losses on off-balance sheet credit exposures was $3.6 million as of December 31, 2024, compared to $3.0 million as of December 31, 2023.

2023 Compared to 2022

On January 1, 2023, the Company adopted ASU No. 2016-13 *"Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments,"* more commonly referred to as "CECL." Upon adoption of CECL, the Company's allowance for credit losses on loans increased $650,000 and the allowance for off-balance sheet credit exposures increased $4.9 million. The tax-effected impact of these two items totaled $3.9 million and was recorded as an adjustment to retained earnings as of January 1, 2023.

The allowance for credit losses on loans increased $2.5 million as of December 31, 2023, compared to December 31, 2022, reflecting the impact of adopting CECL of $650,000, a provision for credit losses of $2.1 million and net charge-offs of $202,000 during 2023. The provision for credit losses on loans was $2.1 million for the year ended December 31, 2023, a decrease of $5.7 million, compared to the provision for credit losses on loans of $7.7 million for the year ended December 31, 2022. The decrease in the provision for credit losses on loans was due to continued strong asset quality and a more managed pace of loan growth. The allowance for credit losses on loans to total loans was 1.36% at December 31, 2023, compared to 1.34% at December 31, 2022.

The provision for credit losses for off-balance sheet credit exposures was a negative provision of $2.2 million for the year ended December 31, 2023, compared to $-0- for the year ended December 31, 2022. The negative provision for the year ended December 31, 2023 was due to a reduction in outstanding unfunded commitments primarily attributable to the migration of unfunded commitments to funded loans, as well as a moderation of volume of newly originated projects with unfunded commitments. The allowance for credit losses on off-balance sheet credit exposures was $3.0 million as of December 31, 2023, compared to $360,000 as of December 31, 2022.

The following table presents a summary of the activity in the allowance for credit losses on loans and leases for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
(dollars in thousands)	2024	2023	2022
Balance at Beginning of Period	$ 50,494	$ 47,996	$ 40,020
Impact of Adopting CECL	—	650	—
Day 1 PCD Allowance	114	—	—
Provision for Credit Losses [1]	2,900	2,050	7,700
Charge-offs	(1,266)	(224)	(37)
Recoveries	35	22	313
Balance at End of Period	$ 52,277	$ 50,494	$ 47,996

[1]   Includes an initial provision for credit losses for non-PCD loans acquired in the FMCB transaction of $950,000 for the year ended December 31, 2024.

The following table presents a summary of the activity in the provision for credit losses for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
(dollars in thousands)	2024	2023	2022
Provision for Credit Losses on Loans and Leases	$ 2,900	$ 2,050	$ 7,700
Provision for (Recovery of) Credit Losses for Off-Balance Sheet Credit Exposures	625	(2,225)	—
Provision for (Recovery of) Credit Losses	$ 3,525	$ (175)	$ 7,700

Noninterest Income

2024 Compared to 2023

Noninterest income was $7.4 million for the year ended December 31, 2024, compared to $6.5 million for the year ended December 31, 2023, an increase of $875,000, or 13.5%. The increase was primarily due to gains on sales of securities, higher letter of credit fees, higher swap fees and bank-owned life insurance income, offset partially by FHLB prepayment income recognized in the previous year which did not reoccur. There was no material stub period impact from the FMCB transaction in the fourth quarter of 2024.

2023 Compared to 2022

Noninterest income was $6.5 million for the year ended December 31, 2023, compared to $6.3 million for the year ended December 31, 2022, an increase of $161,000, or 2.5%. The increase was primarily due to increases in customer service fees, bank-owned life insurance income and FHLB prepayment income, offset partially by lower swap fees and other income.

The following table presents the major components of noninterest income for the year ended December 31, 2024, compared to the year ended December 31, 2023, and for the year ended December 31, 2023, compared to the year ended December 31, 2022:

(dollars in thousands)	Year Ended December 31, 2024	2023	Increase/ (Decrease)	Year Ended December 31, 2023	2022	Increase/ (Decrease)
Noninterest Income:						
Customer Service Fees	$ 1,475	$ 1,455	$ 20	$ 1,455	$ 1,236	$ 219
Net Gain (Loss) on Sales of Securities	385	(33)	418	(33)	82	(115)
Net Gain on Sales of Foreclosed Assets	62	—	62	—	—	—
Letter of Credit Fees	1,976	1,746	230	1,746	1,592	154
Debit Card Interchange Fees	593	595	(2)	595	586	9
Swap Fees	547	—	547	—	557	(557)
Bank-Owned Life Insurance	1,327	992	335	992	762	230
FHLB Prepayment Income	—	792	(792)	792	—	792
Other Income	1,003	946	57	946	1,517	(571)
Totals	$ 7,368	$ 6,493	$ 875	$ 6,493	$ 6,332	$ 161

Noninterest Expense

2024 Compared to 2023

Noninterest expense totaled $63.3 million for the year ended December 31, 2024, a $4.0 million, or 6.7%, increase from $59.3 million for the year ended December 31, 2023. The increase was primarily attributable to increases in salaries and employee benefits and merger-related expenses, offset partially by a decrease in the FDIC insurance assessment. Merger-related expenses totaled $712,000 for the year ended December 31, 2024. The stub period impact from the FMCB transaction to noninterest expense, excluding merger-related expenses, was $199,000 for the year ended December 31, 2024.

The Company had 290 full-time equivalent employees at December 31, 2024, compared to 255 employees at December 31, 2023. The increase during the year was largely driven by the addition of 25 new employees from the acquisition of FMCB.

Efficiency Ratio. The efficiency ratio, a non-GAAP financial measure, reports total noninterest expense, less amortization of intangible assets, as a percentage of net interest income plus total noninterest income less gains (losses) on sales of securities. Management believes this non-GAAP financial measure provides a meaningful comparison of operational performance and facilitates investors' assessments of business performance and trends in comparison to peers in the banking industry.

The efficiency ratio was 57.9% for the year ended December 31, 2024, compared to 53.0% for the year ended December 31, 2023. The Company's efficiency ratio has remained consistently below the industry median due in part to its "branch-light" model.

2023 Compared to 2022

Noninterest expense totaled $59.3 million for the year ended December 31, 2023, a $2.7 million, or 4.8%, increase from $56.6 million for the year ended December 31, 2022. The increase was primarily driven by a $2.3 million increase in the FDIC insurance assessment as the result of industry-wide increases, a $1.2 million increase in derivative collateral fees, and a $417,000 increase in professional and consulting fees, offset partially by decreases in salaries and employee benefits, marketing and advertising expenses, and the amortization of tax credit investments due to the early adoption of ASU 2023-02. The Company early adopted ASU 2023-02 applying the modified retrospective method which reclassified noninterest expense to income tax expense effective January 1, 2023, impacting comparability to prior years.

The Company had 255 full-time equivalent employees at December 31, 2023, compared to 246 employees at December 31, 2022.

The efficiency ratio was 53.0% for the year ended December 31, 2023, compared to 41.5% for the year ended December 31, 2022.

The following table presents the major components of noninterest expense for the year ended December 31, 2024, compared to the year ended December 31, 2023, and for the year ended December 31, 2023, compared to the year ended December 31, 2022:

(dollars in thousands)	Year Ended December 31, 2024	2023	Increase/ (Decrease)	Year Ended December 31, 2023	2022	Increase/ (Decrease)
Noninterest Expense:						
Salaries and Employee Benefits	$ 39,564	$ 36,538	$ 3,026	$ 36,538	$ 36,941	$ (403)
Occupancy and Equipment	4,399	4,447	(48)	4,447	4,390	57
FDIC Insurance Assessment	2,959	3,690	(731)	3,690	1,365	2,325
Data Processing	1,697	1,574	123	1,574	1,396	178
Professional and Consulting Fees	3,879	3,081	798	3,081	2,664	417
Derivative Collateral Fees	1,821	1,900	(79)	1,900	687	1,213
Information Technology and Telecommunications	3,325	2,889	436	2,889	2,495	394
Marketing and Advertising	1,485	1,129	356	1,129	2,032	(903)
Intangible Asset Amortization	78	100	(22)	100	191	(91)
Amortization of Tax Credit Investments	—	—	—	—	408	(408)
Other Expense	4,093	3,972	121	3,972	4,051	(79)
Totals	$ 63,300	$ 59,320	$ 3,980	$ 59,320	$ 56,620	$ 2,700

Income Tax Expense

The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the differences in the inclusion or deductibility of certain income and expenses for income tax purposes and the recognition of tax credits. The Company's future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments and loans, the recognition and availability of tax credit investments, and overall taxable income.

2024 Compared to 2023

Income tax expense was $9.9 million for the year ended December 31, 2024, compared to $12.6 million for the year ended December 31, 2023. The effective combined federal and state income tax rate for the year ended December 31, 2024 was 23.2%, compared to 23.9% for the year ended December 31, 2023.

2023 Compared to 2022

Income tax expense was $12.6 million for the year ended December 31, 2023, compared to $18.3 million for the year ended December 31, 2022. The effective combined federal and state income tax rate for the year ended December 31, 2023 was 23.9%, compared to 25.5% for the year ended December 31, 2022. The lower effective tax rate was primarily due to an increase in tax credits recognized. The Company early adopted ASU 2023-02 applying the modified retrospective method which reclassified noninterest expense to income tax expense effective January 1, 2023.

Financial Condition

Overview

Total assets at December 31, 2024 were $5.07 billion, an increase of $454.3 million, or 9.8%, compared to $4.61 billion at December 31, 2023. The increase in total assets was primarily due to an increase in cash and cash equivalents, organic loan growth, purchases of investment securities, and the addition of assets purchased in the FMCB transaction. Total gross loans at December 31, 2024 were $3.87 billion, an increase of $144.2 million, or 3.9%, compared to December 31, 2023.

Investment Securities Portfolio

The investment securities portfolio is used to make various term investments and is intended to provide the Company with adequate liquidity, a source of stable income, and at times, serve as collateral for certain types of deposits or borrowings. Investment balances in the investment securities portfolio are subject to change over time based on funding needs and interest rate risk management objectives. The liquidity levels take into account anticipated future cash flows and are maintained at levels management believes are appropriate to ensure future flexibility in meeting anticipated funding needs.

The investment securities portfolio consists primarily of U.S. treasury securities, U.S. government agency mortgage-backed securities, municipal securities, and corporate securities comprised primarily of subordinated debentures of banks and financial holding companies. In addition, the Company also holds other mortgage backed and other debt securities, all with varying contractual maturities. These maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities. All investment securities are held as available for sale.

Securities available for sale were $768.2 million at December 31, 2024, an increase of $164.1 million, or 27.2%, compared to $604.1 million at December 31, 2023.

The following table presents the amortized cost and fair value of securities available for sale, by type, at December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023		
(dollars in thousands)	Amortized Cost	Fair Value	Percent	Amortized Cost	Fair Value	Percent
U.S. Treasury Securities	$ 179,835	$ 167,748	21.8 %	$ —	$ —	— %
U.S Government Agency Securities	22,053	22,082	2.9	18,497	18,674	3.1
Mortgage-Backed Securities Issued or Guaranteed by U.S. Agencies (MBS):						
Residential Pass-Through:						
Guaranteed by GNMA	7,726	7,021	0.8	45,256	44,188	7.3
Issued by FNMA and FHLMC	60,532	57,354	7.5	24,319	21,687	3.6
Other Residential Mortgage-Backed Securities	71,301	61,969	8.1	74,832	65,617	10.9
Commercial Mortgage-Backed Securities	11,084	10,583	1.4	10,811	10,292	1.7
All Other Commercial MBS	109,190	107,963	14.1	94,237	93,531	15.5
Total MBS	259,833	244,890	31.9	249,455	235,315	39.0
Municipal Securities	139,891	122,265	15.9	151,512	132,524	21.9
Corporate Securities	139,161	134,186	17.5	142,098	130,605	21.6
Asset-Backed Securities	76,891	77,076	10.0	87,054	86,986	14.4
Total	$ 817,664	$ 768,247	100.0 %	$ 648,616	$ 604,104	100.0 %

Loan Portfolio

The Company focuses on lending to borrowers located or investing in the Minneapolis-St. Paul-Bloomington, MN-WI Metropolitan Statistical Area across a diverse range of industries and property types. The Company lends primarily to commercial clients, consisting of loans secured by nonfarm, nonresidential properties, multifamily residential properties, land, and non-real estate business assets. Responsive service, local decision making, and an efficient turnaround time from application to closing have been significant factors in growing the loan portfolio.

The Company manages concentrations of credit exposure through a risk management program which implements formalized processes and procedures specifically for managing and mitigating risk within the loan portfolio. The processes and procedures include board of directors and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, internal and external loan review, and stress testing.

Total gross loans increased $144.2 million, or 3.9%, to $3.87 billion at December 31, 2024, compared to $3.72 billion at December 31, 2023. The total gross loan balances included $117.1 million of loans at amortized cost acquired in the FMCB transaction. Excluding loans acquired in the FMCB transaction, total gross loans increased 0.7% for the year ended December 31, 2024. The Bank's pace of loan growth moderated in 2024 compared to historical levels as the Company actively managed the balance sheet to better align loan growth with the funding outlook and ultimately the impact of the higher interest rate environment on the number of prospective deals that meet underwriting standards. The 1-4 family and leases growth is primarily attributable to the FMCB transaction.

The following table presents the dollar amount and percentage composition of the loan portfolio by category, at the dates indicated:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Amount	Percent	Amount	Percent
Commercial	$ 497,662	12.9 %	$ 464,061	12.4 %
Leases	44,291	1.1	—	—
Construction and Land Development	97,255	2.5	232,804	6.3
1-4 Family Construction	41,961	1.1	65,087	1.8
Real Estate Mortgage:				
1-4 Family Mortgage	474,383	12.3	402,396	10.8
Multifamily	1,425,610	36.9	1,388,541	37.3
CRE Owner Occupied	191,248	4.9	175,783	4.7
CRE Nonowner Occupied	1,083,108	28.0	987,306	26.5
Total Real Estate Mortgage Loans	3,174,349	82.1	2,954,026	79.3
Consumer and Other	12,996	0.3	8,304	0.2
Total Loans, Gross	3,868,514	100.0 %	3,724,282	100.0 %
Allowance for Credit Losses	(52,277)		(50,494)	
Net Deferred Loan Fees	(6,801)		(6,573)	
Total Loans, Net	$ 3,809,436		$ 3,667,215	

The Company primarily focuses on real estate mortgage lending, which constituted 82.1% of the portfolio as of December 31, 2024. The composition of the portfolio has remained relatively consistent with prior periods and the Company does not expect any significant changes in the foreseeable future in the composition of the loan portfolio or in the emphasis on real estate lending.

As of December 31, 2024, investor CRE loans totaled $2.65 billion, consisting of $1.08 billion of loans secured by nonowner occupied CRE, $1.43 billion of loans secured by multifamily residential properties, $42.0 million of 1-4 family construction loans and $97.3 million of construction and land development loans. Investor CRE loans represented 68.4% of the total gross loan portfolio and 462.0% of the Bank's total risk-based capital at December 31, 2024, compared to 71.8% and 482.4%, respectively, at December 31, 2023.

As of December 31, 2024, over 80% of the Bank's real estate loan balances were secured by properties located in the Twin Cities MSA.

The following table provides a breakdown of CRE nonowner occupied loans by collateral types as of December 31, 2024 and 2023:

| | | December 31, 2024 | | | December 31, 2023 | |
(dollars in thousands)	Balance	Percent of CRE Nonowner Occupied Portfolio	Percent of Total Loan Portfolio	Balance	Percent of CRE Nonowner Occupied Portfolio	Percent of Total Loan Portfolio
Collateral Type:						
Industrial	$ 285,594	26.4 %	7.4 %	$ 247,569	25.1 %	6.6 %
Office	191,638	17.7	5.0	194,359	19.7	5.2
Retail	172,530	15.9	4.5	151,949	15.4	4.1
Nursing/Assisted Living	111,705	10.3	2.9	136,192	13.8	3.7
Mini Storage Facility	110,486	10.2	2.9	92,527	9.4	2.5
Medical Office	108,452	10.0	2.8	88,719	9.0	2.4
Other	102,703	9.5	2.5	75,991	7.6	2.0
Total CRE Nonowner Occupied	$ 1,083,108	100.0 %	28.0 %	$ 987,306	100.0 %	26.5 %

The following tables present time to contractual maturity and sensitivity to interest rate changes for the loan portfolio at December 31, 2024 and 2023:

| | As of December 31, 2024 | | | |
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	More Than Five Years to Fifteen Years	After Fifteen Years
Commercial	$ 170,588	$ 248,695	$ 75,467	$ 2,912
Leases	4,998	38,641	652	—
Construction and Land Development	53,373	42,002	1,880	—
1-4 Family Construction	38,996	2,764	201	—
Real Estate Mortgage:				
1-4 Family Mortgage	74,914	297,516	76,647	25,306
Multifamily	206,913	637,012	513,194	68,491
CRE Owner Occupied	4,704	112,223	69,742	4,579
CRE Nonowner Occupied	264,947	602,380	214,971	810
Total Real Estate Mortgage Loans	551,478	1,649,131	874,554	99,186
Consumer and Other	8,813	3,776	174	233
Total Loans, Gross	$ 828,246	$ 1,985,009	$ 952,928	$ 102,331
Interest Rate Sensitivity:				
Fixed Interest Rates	$ 580,854	$ 1,622,161	$ 475,264	$ 32,271
Floating or Adjustable Rates	247,392	362,848	477,664	70,060
Total Loans, Gross	$ 828,246	$ 1,985,009	$ 952,928	$ 102,331

| | As of December 31, 2023 | | | |
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	More Than Five Years to Fifteen Years	After Fifteen Years
Commercial	$ 157,047	$ 206,460	$ 96,826	$ 3,728
Construction and Land Development	99,183	93,013	40,608	—
1-4 Family Construction	46,601	9,476	9,010	—
Real Estate Mortgage:				
1-4 Family Mortgage	59,962	262,468	79,320	646
Multifamily	242,291	482,380	576,348	87,522
CRE Owner Occupied	8,271	83,280	84,232	—
CRE Nonowner Occupied	204,297	503,196	279,813	—
Total Real Estate Mortgage Loans	514,821	1,331,324	1,019,713	88,168
Consumer and Other	2,568	5,533	—	203
Total Loans, Gross	$ 820,220	$ 1,645,806	$ 1,166,157	$ 92,099
Interest Rate Sensitivity:				
Fixed Interest Rates	$ 502,454	$ 1,414,656	$ 673,563	$ 26,172
Floating or Adjustable Rates	317,766	231,150	492,594	65,927
Total Loans, Gross	$ 820,220	$ 1,645,806	$ 1,166,157	$ 92,099

Asset Quality

The Company emphasizes credit quality in the originating and monitoring of the loan portfolio, and success in underwriting is measured by the levels of classified and nonperforming assets and net charge-offs. Federal regulations and internal policies require the use of an asset classification system as a means of managing and reporting problem and potential problem assets. The Company has incorporated an internal asset classification system, substantially consistent with federal banking regulations, as a part of the credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as "special mention," "substandard," "doubtful" or "loss" assets. An asset identified as "special mention" is not adversely classified but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the payment prospects of the asset. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. A financial institution with assets classified as "special mention" is not expected to sustain losses of principal or interest from these assets and should not classify assets under this category for more than a year. "Substandard" assets include those characterized by the "distinct possibility" that the financial institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "watch."

The following table presents information on loan classifications at December 31, 2024. The Company had no assets classified as doubtful or loss at December 31, 2024.

	Risk Category		
(dollars in thousands)	Watch/Special Mention	Substandard	Total
Commercial	$ 1,917	$ 12,623	$ 14,540
Leases	—	34	34
Construction and Land Development	—	58	58
1-4 Family Construction	—	—	—
Real Estate Mortgage:			
1-4 Family Mortgage	818	708	1,526
Multifamily	22,890	—	22,890
CRE Owner Occupied	4,091	967	5,058
CRE Nonowner Occupied	16,865	7,383	24,248
Total Real Estate Mortgage Loans	44,664	9,058	53,722
Consumer and Other	—	18	18
Totals	$ 46,581	$ 21,791	$ 68,372

Loans that have potential weaknesses that warranted a watch or special mention rating at December 31, 2024 totaled $46.6 million, compared to $26.5 million at December 31, 2023. Loans that warranted a substandard risk rating at December 31, 2024 totaled $21.8 million, compared to $35.9 million at December 31, 2023. Management continues to actively work with these borrowers and closely monitor substandard credits.

Nonperforming Assets

Nonperforming loans include loans accounted for on a nonaccrual basis and loans 90 days past due and still accruing. Nonperforming assets consist of nonperforming loans plus foreclosed assets (i.e., real or personal property acquired through foreclosure). Nonaccrual loans totaled $301,000 at December 31, 2024 and $919,000 at December 31, 2023, a decrease of $618,000. There were no loans 90 days past due and still accruing as of December 31, 2024 and 2023. There were also no foreclosed assets as of December 31, 2024 and 2023.

The following table presents a summary of nonperforming assets, by category, at the dates indicated:

(dollars in thousands)	December 31, 2024	December 31, 2023
Total Nonaccrual Loans	$ 301	$ 919
Total Nonperforming Loans	$ 301	$ 919
Total Nonperforming Assets [1]	$ 301	$ 919
Total Modified Accruing Loans	—	9,609
Total Nonperforming Assets and Modified Accruing Loans	$ 301	$ 10,528
Nonaccrual Loans to Total Loans	0.01 %	0.02 %
Nonperforming Loans to Total Loans	0.01	0.02
Nonperforming Assets to Total Loans Plus Foreclosed Assets [1]	0.01	0.02

(1) Nonperforming assets are defined as nonaccrual loans and loans greater than 90 days past due still accruing plus foreclosed assets. There were no loans greater than 90 days past due still accruing for any period shown.

The balance of nonperforming assets can fluctuate due to changes in economic conditions. The Company has established a policy to discontinue accruing interest on a loan (that is, place the loan on nonaccrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. In addition, a loan will be placed on nonaccrual status before it becomes 90 days delinquent unless management believes that the collection of interest is expected. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. If management believes that a loan will not be collected in full, an increase to the allowance for credit losses on loans and leases is recorded to reflect management's estimate of any potential exposure or loss. Generally, payments received on nonaccrual loans are applied directly to principal. There are no loans, outside of those included in the tables above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms. Due to the low levels of nonaccrual loans, gross income that would have been recorded on nonaccrual loans during the years ended December 31, 2024 and 2023 was approximately $163,000 and $79,000, respectively.

Allowance for Credit Losses

The allowance for credit losses on loans and leases is a reserve established through charges to earnings in the form of a provision for credit losses. The Company maintains an allowance for credit losses at a level management considers adequate to provide for expected lifetime losses in the portfolio. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers' creditworthiness, and the impact of examinations by regulatory agencies, among other factors, all could cause changes to the allowance for credit losses on loans and leases.

At December 31, 2024, the allowance for credit losses on loans and leases was $52.3 million, an increase of $1.8 million from $50.5 million at December 31, 2023. Net charge-offs totaled $1.2 million during the year ended December 31, 2024 and $202,000 during the year ended December 31, 2023. The allowance for credit losses on loans and leases as a percentage of total loans was 1.35% at December 31, 2024, compared to 1.36% at December 31, 2023.

The following table presents a summary of net charge-offs for the periods indicated:

(dollars in thousands)	As of and for the year ended December 31, 2024	As of and for the year ended December 31, 2023
Net Charge-offs (Recoveries)		
Commercial	$ (22)	$ 170
Leases	11	—
Real Estate Mortgage:		
1-4 Family Mortgage	(3)	(5)
CRE Nonowner Occupied	1,236	—
Total Real Estate Mortgage Loans	1,233	(5)
Consumer and Other	9	37
Total Net Charge-offs	$ 1,231	$ 202
Net Charge-offs (Recoveries) to Average Loans		
Commercial	0.00 %	0.04 %
Leases	0.48	0.00
Real Estate Mortgage:		
1-4 Family Mortgage	0.00	0.00
CRE Nonowner Occupied	0.12	0.00
Total Real Estate Mortgage Loans	0.04	0.00
Consumer and Other	(0.09)	0.40
Total Net Charge-offs to Average Loans	0.03 %	0.01 %
Gross Loans, End of Period	$ 3,868,514	$ 3,724,282
Average Loans	3,738,260	3,699,252
Allowance to Total Gross Loans	1.35 %	1.36 %

The following table presents a summary of the allocation of the allowance for credit losses on loans and leases by loan portfolio segment as of the periods indicated:

(dollars in thousands)	December 31, 2024 Amount	December 31, 2024 Percent	December 31, 2023 Amount	December 31, 2023 Percent
Commercial	$ 5,630	10.8 %	$ 5,398	10.7 %
Leases	368	0.7	—	—
Construction and Land Development	866	1.7	2,156	4.3
1-4 Family Construction	331	0.6	558	1.1
Real Estate Mortgage:				
1-4 Family Mortgage	2,795	5.3	2,651	5.3
Multifamily	23,120	44.2	22,217	44.0
CRE Owner Occupied	1,290	2.5	1,184	2.3
CRE Nonowner Occupied	17,735	33.9	16,225	32.1
Total Real Estate Mortgage Loans	44,940	85.9	42,277	83.7
Consumer and Other	142	0.3	105	0.2
Total Allowance for Credit Losses	$ 52,277	100.0 %	$ 50,494	100.0 %

Goodwill and Other Intangible Assets

Goodwill was $12.0 million at December 31, 2024, an increase of $9.4 million compared to $2.6 million at December 31, 2023. The increase in goodwill was due to the FMCB acquisition on December 13, 2024. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of core deposit relationships and favorable lease term intangibles. Total other intangible assets at December 31, 2024 and 2023 were $7.9 million and $188,000, respectively. The increase in other intangible assets is attributable to core deposits assumed in the FMCB transaction. Other intangible assets are amortized over their estimated useful life.

Deposits

The principal sources of funds for the Company are deposits, consisting of demand deposits, money market accounts, savings accounts, and certificates of deposit. The following table presents the dollar and percentage composition of the deposit portfolio, by category, at the dates indicated:

(dollars in thousands)	December 31, 2024 Amount	December 31, 2024 Percent	December 31, 2023 Amount	December 31, 2023 Percent
Noninterest Bearing Transaction Deposits	$ 800,763	19.6 %	$ 756,964	20.4 %
Interest Bearing Transaction Deposits	862,242	21.1	692,801	18.7
Savings and Money Market Deposits	1,259,503	30.8	935,091	25.2
Time Deposits	338,506	8.3	300,651	8.1
Brokered Deposits	825,753	20.2	1,024,441	27.6
Total Deposits	$ 4,086,767	100.0 %	$ 3,709,948	100.0 %

Total deposits at December 31, 2024 were $4.09 billion, an increase of $376.8 million, or 10.2%, compared to total deposits of $3.71 billion at December 31, 2023. The growth in deposits was primarily due to an increase in interest bearing transaction deposits and the addition of $225.7 million deposits from the FMCB transaction, offset partially by a decrease in brokered deposits.

The Company relies on increasing the deposit base to fund loans and other asset growth. The Company is in a highly competitive market and competes for local deposits by offering attractive products with competitive rates. The Company expects to have a higher average cost of funds for local deposits compared to competitor banks due to the lack of an extensive branch network. The Company's strategy is to offset the higher cost of funding with a lower level of operating expense. When appropriate, the Company utilizes alternative funding sources such as brokered deposits. The brokered deposit market provides flexibility in structure, optionality and efficiency not afforded in traditional retail deposit channels. At December 31, 2024, total brokered deposits were $825.8 million, a decrease of $198.7 million, compared to total brokered deposits of $1.02 billion at December 31, 2023.

The following table presents the average balance and average rate paid on each of the following deposit categories for the years ended December 31, 2024, 2023, and 2022:

(dollars in thousands)	As of and for the Year Ended December 31, 2024 Average Balance	Average Rate	As of and for the Year Ended December 31, 2023 Average Balance	Average Rate	As of and for the Year Ended December 31, 2022 Average Balance	Average Rate
Noninterest Bearing Transaction Deposits	$ 705,247	— %	$ 768,428	— %	$ 910,490	— %
Interest Bearing Transaction Deposits	776,768	4.41	650,028	3.60	524,968	0.83
Savings and Money Market Deposits	956,300	4.11	922,799	3.32	963,096	0.95
Time Deposits < $250,000	178,541	3.78	179,242	2.33	215,419	1.00
Time Deposits > $250,000	164,041	4.78	83,919	3.45	69,449	1.61
Brokered Deposits	963,676	4.22	909,662	3.84	449,095	1.48
Total Deposits	$ 3,744,573	3.44 %	$ 3,514,078	2.73 %	$ 3,132,517	0.75 %

The following table presents time deposits, including brokered time deposits, that are in excess of the FDIC insurance limit, currently $250,000, by time remaining until maturity:

(dollars in thousands)	December 31, 2024
Three Months or Less	$ 69,581
Over Three Months through Six Months	16,566
Over Six Months through 12 Months	26,046
Over 12 Months	42,846
Totals	$ 155,039

The Company's total uninsured deposits, which are the amounts of deposit accounts that exceed the FDIC insurance limit, currently $250,000, were approximately $1.14 billion, or 28% of total deposits, at December 31, 2024 and $900.0 million, or 24% of total deposits, at December 31, 2023. These amounts were estimated based on the same methodologies and assumptions used for regulatory reporting purposes.

Borrowed Funds

Federal Funds Purchased

In addition to deposits, the Company utilizes overnight borrowings to meet the daily liquidity needs as a supplemental funding source for loan growth. The Company had no outstanding federal funds purchased as of each of December 31, 2024 and 2023.

Other Borrowings

At December 31, 2024, the Company had outstanding FHLB advances of $359.5 million, compared to $319.5 million at December 31, 2023. The Company's borrowing capacity at the FHLB is determined based on collateral pledged, generally consisting of loans. The Company had additional borrowing capacity under this credit facility of $483.2 million and $498.7 million at December 31, 2024 and 2023, respectively.

The Company has an outstanding Loan and Security Agreement and revolving note with a third party correspondent lender, which is secured by 100% of the issued and outstanding stock of the Bank. The maximum principal amount of the Company's revolving line of credit is $40.0 million. On September 1, 2024, the Company entered into an amendment to the agreement which extended the maturity date from September 1, 2024 to September 1, 2026. As of December 31, 2024 and 2023, the Company had $13.8 million of outstanding balances under the revolving line of credit. As of December 31, 2024, the Company has two outstanding letters of credit totaling $6.4 million under this facility. There were no outstanding letters of credit as of December 31, 2023.

Additionally, the Company has borrowing capacity from other sources. As of December 31, 2024, the Bank was eligible to use the Federal Reserve discount window for borrowings. Based on assets pledged as collateral as of the applicable date, the Bank's borrowing availability was approximately $925.8 million and $979.4 million at December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had no outstanding advances from the discount window or the Federal Reserve's Bank Term Funding Program ("BTFP"). The Federal Reserve ceased making new loans pursuant to the BTFP in March 2024.

Subordinated Debentures

As of December 31, 2024 and 2023, the Company had subordinated debentures, net of issuance costs of $79.7 million and $79.3 million, respectively.

For additional information, see "Note 13 – Subordinated Debentures" of the Company's Consolidated Financial Statements included as part of this report.

Contractual Obligations

The following table presents supplemental information regarding total contractual obligations at December 31, 2024:

(dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits Without a Stated Maturity	$ 3,049,955	$ —	$ —	$ —	$ 3,049,955
Time Deposits	469,126	450,550	117,136	—	1,036,812
Notes Payable	—	13,750	—	—	13,750
FHLB Advances	288,000	49,000	22,500	—	359,500
Subordinated Debentures	—	—	—	80,000	80,000
Commitment to Fund Tax Credit Investments	2,881	—	—	—	2,881
Operating Lease Obligations	599	724	307	—	1,630
Totals	$ 3,810,561	$ 514,024	$ 139,943	$ 80,000	$ 4,544,528

Operating lease obligations are in place for facilities and land on which banking branches are located. See "Note 9 – Leases" of the Company's Consolidated Financial Statements included as part of this report for additional information.

The Company believes that it will be able to meet all contractual obligations as they come due through the maintenance of adequate cash levels. The Company expects to maintain adequate cash levels through earnings, loan and securities repayments and maturity activity and continued deposit gathering activities. As described above, the Company has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Capital

Total shareholders' equity at December 31, 2024 was $457.9 million, an increase of $32.4 million, or 7.6%, over shareholders' equity of $425.5 million at December 31, 2023, primarily due to net income retained, a decrease in unrealized losses in the securities portfolio, and an increase in unrealized gains in the derivatives portfolio, offset partially by preferred stock dividends and stock repurchases.

Tangible book value per share, a non-GAAP financial measure, was $13.49 as of December 31, 2024, an increase of 5.1% from $12.84 as of December 31, 2023. Tangible common equity, a non-GAAP financial measure, as a percentage of tangible assets, a non-GAAP financial measure, was 7.36% at December 31, 2024, compared to 7.73% at December 31, 2023.

Stock Repurchase Program. During the year ended December 31, 2024, the Company repurchased 446,509 shares of its common stock, representing 1.6% of the Company's outstanding shares. Shares were repurchased during this period at a weighted average price of $11.60 for a total of $5.2 million. All shares repurchased under the stock repurchase program were converted to authorized but unissued shares. The Company remains committed to maintaining strong capital levels while enhancing shareholder value as it strategically executes its stock repurchase program based on various factors including valuation, capital levels and other uses of capital.

On July 23, 2024, the Company's board of directors extended the expiration date of the 2022 Stock Repurchase Program from August 16, 2024 to August 20, 2025. As of December 31, 2024, the remaining amount that could be used to repurchase shares under the stock repurchase program was $15.3 million. The Company remains committed to maintaining strong capital levels while enhancing shareholder value as it strategically executes its stock repurchase program based on various factors, including valuation, capital levels and other uses of capital.

Regulatory Capital. The Company and the Bank are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on the Company's and Bank's business.

Management believes the Company and the Bank met all capital adequacy requirements to which they were subject as of December 31, 2024. The regulatory capital ratios for the Company and the Bank to meet the minimum capital adequacy standards and for the Bank to be considered well capitalized under the prompt corrective action framework are set forth in the following tables. The Company's and the Bank's actual capital amounts and ratios are as of the dates indicated.

(dollars in thousands)	Actual Amount	Ratio	Minimum Required For Capital Adequacy Purposes Amount	Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	Ratio
December 31, 2024								
Company (Consolidated):								
Total Risk-based Capital	$ 585,966	13.76 %	$ 340,581	8.00 %	$ 447,013	10.50 %	N/A	N/A
Tier 1 Risk-based Capital.	453,049	10.64	255,436	6.00	361,867	8.50	N/A	N/A
Common Equity Tier 1 Capital. .	386,535	9.08	191,577	4.50	298,008	7.00	N/A	N/A
Tier 1 Leverage Ratio	453,049	9.44	191,878	4.00	191,878	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 573,158	13.49 %	$ 340,003	8.00 %	$ 446,254	10.50 %	$ 425,004	10.00 %
Tier 1 Risk-based Capital.	520,000	12.24	255,002	6.00	361,253	8.50	340,003	8.00
Common Equity Tier 1 Capital. .	520,000	12.24	191,252	4.50	297,503	7.00	276,253	6.50
Tier 1 Leverage Ratio	520,000	10.86	191,593	4.00	191,593	4.00	239,491	5.00

(dollars in thousands)	Actual Amount	Ratio	Minimum Required For Capital Adequacy Purposes Amount	Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	Ratio
December 31, 2023								
Company (Consolidated):								
Total Risk-based Capital	$ 570,770	13.97 %	$ 326,872	8.00 %	$ 429,019	10.50 %	N/A	N/A
Tier 1 Risk-based Capital.	440,947	10.79	245,154	6.00	347,301	8.50	N/A	N/A
Common Equity Tier 1 Capital. .	374,433	9.16	183,865	4.50	286,013	7.00	N/A	N/A
Tier 1 Leverage Ratio	440,947	9.57	184,383	4.00	184,383	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 554,269	13.58 %	$ 326,528	8.00 %	$ 428,568	10.50 %	$ 408,160	10.00 %
Tier 1 Risk-based Capital.	503,787	12.34	244,896	6.00	346,936	8.50	326,528	8.00
Common Equity Tier 1 Capital. .	503,787	12.34	183,672	4.50	285,712	7.00	265,304	6.50
Tier 1 Leverage Ratio	503,787	10.95	184,037	4.00	184,037	4.00	230,047	5.00

The Company and the Bank are subject to the rules of the Basel III regulatory capital framework and related Dodd-Frank Wall Street Reform and Consumer Protection Act. The rules require a capital conservation buffer of 2.5% that was added to the minimum requirements for capital adequacy purposes. A banking organization with a conservation buffer of less than the required amount is subject to limitations on capital distributions, including dividend payments, stock repurchases and certain discretionary bonus payments to executive officers. At December 31, 2024, the ratios for the Company and the Bank were sufficient to meet the conservation buffer.

Off-Balance Sheet Arrangements

In the normal course of business, the Company enters into various transactions to meet the financing needs of clients, which, in accordance with GAAP, are not included in the consolidated balance sheets. These transactions include commitments to extend credit, standby letters of credit, and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Most of these commitments mature within two years and the standby letters of credit are expected to expire without being drawn upon. All off-balance sheet commitments are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and commercial letters of credit is represented by the contractual or notional amount of those instruments. The Company decreases its exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures. The Company assesses the credit risk associated with certain commitments to extend credit and establishes a liability for expected credit losses.

The following table presents credit arrangements and financial instruments whose contract amounts represent credit risk as of December 31, 2024 and 2023:

| | December 31, 2024 | | December 31, 2023 | |
	Fixed	Variable	Fixed	Variable
(dollars in thousands)				
Unfunded Commitments Under Lines of Credit	$ 174,273	$ 504,791	$ 164,880	$ 381,752
Letters of Credit	9,012	115,385	6,780	96,509
Totals	$ 183,285	$ 620,176	$ 171,660	$ 478,261

Commitments to extend credit beyond current funding are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Commercial letters of credit are issued specifically to facilitate trade or commerce and are paid directly when the underlying transaction is consummated. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company had outstanding letters of credit with the FHLB in the amount of $103.2 million and $114.4 million at December 31, 2024 and 2023, respectively, on behalf of customers and to secure public deposits.

Liquidity

Liquidity is the Company's capacity to meet cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Company's ability to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either daily operations or financial condition. The Bank's ALM Committee, is responsible for managing commitments to meet the needs of customers while achieving the Company's financial objectives. The ALM Committee meets regularly to review balance sheet composition, funding capacities, and current and forecasted loan demand.

The Company manages liquidity by maintaining adequate levels of cash and other assets from on- and off-balance sheet arrangements. Specifically, on-balance sheet liquidity consists of cash and due from banks and unpledged investment securities available for sale, which are referred to as primary liquidity. In regards to off-balance sheet capacity, the Company maintains available borrowing capacity under secured borrowing lines with the FHLB, the Federal Reserve Bank of Minneapolis, and a correspondent lender, as well as unsecured lines of credit for the purpose of overnight funds with various correspondent banks, which the Company refers to as secondary liquidity.

Total on- and off-balance sheet liquidity was $2.30 billion as of December 31, 2024, compared to $2.23 billion at December 31, 2023.

The following tables present a summary of primary and secondary liquidity levels as of the dates indicated:

Primary Liquidity—On-Balance Sheet	December 31, 2024	December 31, 2023
(dollars in thousands)		
Cash and Cash Equivalents	$ 188,884	$ 96,594
Securities Available for Sale	768,247	604,104
Less: Pledged Securities	(289,903)	(170,727)
Total Primary Liquidity	$ 667,228	$ 529,971
Ratio of Primary Liquidity to Total Deposits	16.3 %	14.3 %

Secondary Liquidity—Off-Balance Sheet Borrowing Capacity		
Net Secured Borrowing Capacity with the FHLB	$ 483,245	$ 498,736
Net Secured Borrowing Capacity with the Federal Reserve Bank	925,798	979,448
Unsecured Borrowing Capacity with Correspondent Lenders	200,000	200,000
Secured Borrowing Capacity with Correspondent Lender	19,855	26,250
Total Secondary Liquidity	$ 1,628,898	$ 1,704,434
Total Primary and Secondary Liquidity	$ 2,296,126	$ 2,234,405
Ratio of Primary and Secondary Liquidity to Total Deposits	56.2 %	60.2 %

During the year ended December 31, 2024, primary liquidity increased $137.3 million due to an increase in cash and cash equivalents of $92.3 million and an increase in securities available for sale of $164.1 million, offset partially by a $119.2 million increase in pledged securities. Secondary liquidity decreased $75.5 million as of December 31, 2024 due to a $15.5 million decrease in the borrowing capacity with the FHLB, a $53.7 million decrease in the borrowing capacity with the Federal Reserve Bank, and a $6.4 million decrease in the secured borrowing capacity with a correspondent lender.

In addition to primary liquidity, the Company generates liquidity from cash flows from the loan and securities portfolios and from the large base of core customer deposits, defined as noninterest bearing transaction, interest bearing transaction, savings, non-brokered money market accounts and non-brokered time deposits less than $250,000. At December 31, 2024, core deposits totaled approximately $3.11 billion and represented 76.0% of total deposits. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company, which promote long-standing relationships and stable funding sources.

The Company uses brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity and interest rate risk management purposes. At December 31, 2024, brokered deposits totaled $825.8 million, consisting of $698.3 million of brokered time deposits and $127.4 million of non-maturity brokered money market and transaction accounts. At December 31, 2023, brokered deposits totaled $1.02 billion, consisting of $850.5 million of brokered time deposits and $174.0 million of non-maturity brokered money market and transaction accounts.

The Company's liquidity policy includes guidelines for On-Balance Sheet Liquidity (a measurement of primary liquidity to total deposits plus borrowings), Total On-Balance Sheet Liquidity with Borrowing Capacity (a measurement of primary and secondary liquidity to total deposits plus borrowings), Wholesale Funding Ratio (a measurement of total wholesale funding to total deposits plus borrowings), and other guidelines developed for measuring and maintaining liquidity. As of December 31, 2024, the Company was in compliance with all established liquidity guidelines in the policy.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in this report are not measures of financial performance recognized by GAAP. Management uses these non-GAAP financial measures in the analysis of performance:

- "Pre-Provision Net Revenue" is defined as net interest income plus total noninterest income (excluding all gains and losses on sales of assets or extinguishments or prepayments of liabilities) minus total noninterest expense, excluding the amortization of tax credit investments and debt prepayment fees.

- "Adjusted Pre-Provision Net Revenue" is defined as net interest income plus total noninterest income (excluding all gains and losses on sales of assets or extinguishments or prepayments of liabilities) minus total noninterest expense, excluding the amortization of tax credit investments, debt prepayment fees and one-time merger-related expenses.

- "Core Net Interest Margin" is defined as the ratio of net interest income (on a fully tax-equivalent basis), reduced by loan fees and PPP interest and fees, divided by interest earning assets, excluding average PPP loans.

- "Efficiency ratio" is defined as noninterest expense less the amortization of intangibles divided by our operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of assets. In management's judgment, the adjustments made to operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to the Company's core business.

- "Adjusted efficiency ratio" is defined as the efficiency ratio adjusted to exclude the amortization of tax credit investments and one-time merger-related expenses from noninterest expense.

- "Adjusted noninterest expense to average assets" is defined as the ratio of noninterest expense adjusted to exclude the amortization of tax credit investments and one-time merger-related expenses divided by average assets.

- "Tangible common equity" is defined as shareholders' equity reduced by preferred stock, goodwill and other intangible assets. The Company believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in common shareholders' equity exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing tangible equity or tangible assets.

- "Tangible common equity to tangible assets" is defined as the ratio of tangible common equity, as defined above, divided by total assets reduced by goodwill and other intangible assets. The Company believes that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common shareholders' equity to total assets, each exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing our tangible equity or tangible assets.

- "Tangible book value per share" is defined as tangible common shareholders' equity divided by total common voting shares outstanding. The Company believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing book value while not increasing tangible book value.

- "Return on average tangible common equity" is defined as the ratio of net income available to common shareholders, divided by average tangible common equity. Management believes that this measure is important to many investors in the marketplace because it measures the return on common equity, exclusive of the effects of preferred stock and intangible assets on earnings and capital.

- "Adjusted diluted earnings per common share" is defined as net income available to common shareholders excluding the impact of one-time merger-related expenses divided by diluted weighted average common shares outstanding. In our judgment, the adjustments to earnings remove the volatility that is associated with certain one-time items unrelated to our core business.

The Company believes these non-GAAP financial measures provide useful information to management and investors that is supplementary to the financial condition, results of operations and cash flows computed in accordance with GAAP; however, the Company acknowledges that these non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Financial measures computed in accordance with GAAP can be found within the consolidated selected financial data appearing at the beginning of management's discussion and analysis of financial condition and results of operations within this report. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of and for the year ended December 31,		
(dollars in thousands)	2024	2023	2022
Pre-Provision Net Revenue			
Noninterest Income	$ 7,368	$ 6,493	$ 6,332
Less: (Gain) Loss on Sales of Securities	(385)	33	(82)
Less: FHLB Advance Prepayment Income	—	(792)	—
Total Operating Noninterest Income	6,983	5,734	6,250
Plus: Net Interest Income	102,193	105,174	129,698
Net Operating Revenue	$ 109,176	$ 110,908	$ 135,948
Noninterest Expense	$ 63,300	$ 59,320	$ 56,620
Less: Amortization of Tax Credit Investments	—	—	(408)
Less: Debt Prepayment Fees	—	—	—
Total Operating Noninterest Expense	$ 63,300	$ 59,320	$ 56,212
Pre-Provision Net Revenue	$ 45,876	$ 51,588	$ 79,736
Plus:			
Non-Operating Revenue Adjustments	385	759	82
Less:			
Provision (Recovery of) for Credit Losses	3,525	(175)	7,700
Non-Operating Expense Adjustments	—	—	408
Provision for Income Taxes	9,911	12,562	18,318
Net Income	$ 32,825	$ 39,960	$ 53,392
Average Assets	$ 4,683,144	$ 4,490,804	$ 3,866,480
Pre-Provision Net Revenue Return on Average Assets	0.98 %	1.15 %	2.06 %
Adjusted Pre-Provision Net Revenue			
Net Operating Revenue	$ 109,176	$ 110,908	$ 135,948
Noninterest Expense	$ 63,300	$ 59,320	$ 56,620
Less: Merger-related Expenses	(712)	—	—
Less: Amortization of Tax Credit Investments	—	—	(408)
Less: Debt Prepayment Fees	—	—	—
Adjusted Total Operating Noninterest Expense	$ 62,588	$ 59,320	$ 56,212
Adjusted Pre-Provision Net Revenue	$ 46,588	$ 51,588	$ 79,736
Adjusted Pre-Provision Net Revenue Return on Average Assets	0.99 %	1.15 %	2.06 %

	As of and for the year ended December 31,		
(dollars in thousands)	2024	2023	2022
Core Net Interest Margin			
Net Interest Income (Tax-Equivalent Basis)	$ 103,440	$ 106,730	$ 130,920
Less: Loan Fees	(3,090)	(3,604)	(6,273)
Less: PPP Interest and Fees	NM	NM	(970)
Core Net Interest Income	$ 100,350	$ 103,126	$ 123,677
Average Interest Earning Assets	4,579,597	4,404,366	3,790,291
Less: Average PPP Loans	NM	NM	(7,441)
Core Average Interest Earning Assets	$ 4,579,597	$ 4,404,366	$ 3,782,850
Core Net Interest Margin	2.19 %	2.34 %	3.27 %

(dollars in thousands)	As of and for the year ended December 31,					
	2024		**2023**		**2022**	
Efficiency Ratio						
Noninterest Expense	$	63,300	$	59,320	$	56,620
Less: Amortization of Intangible Assets		(78)		(100)		(191)
Adjusted Noninterest Expense	$	63,222	$	59,220	$	56,429
Net Interest Income	$	102,193	$	105,174	$	129,698
Noninterest Income		7,368		6,493		6,332
Less: (Gain) Loss on Sales of Securities		(385)		33		(82)
Adjusted Operating Revenue	$	109,176	$	111,700	$	135,948
Efficiency Ratio		57.9 %		53.0 %		41.5 %
Adjusted Efficiency Ratio						
Noninterest Expense	$	63,300	$	59,320	$	56,620
Less: Amortization of Intangible Assets		(78)		(100)		(191)
Less: Amortization of Tax Credit Investments		—		—		(408)
Less: Merger-related Expenses		(712)		—		—
Adjusted Noninterest Expense	$	62,510	$	59,220	$	56,021
Net Interest Income	$	102,193	$	105,174	$	129,698
Noninterest Income		7,368		6,493		6,332
Less: (Gain) Loss on Sales of Securities		(385)		33		(82)
Adjusted Operating Revenue	$	109,176	$	111,700	$	135,948
Adjusted Efficiency Ratio		57.3 %		53.0 %		41.2 %

(dollars in thousands)	As of and for the year ended December 31,					
	2024		**2023**		**2022**	
Adjusted Noninterest Expense to Average Assets						
Noninterest Expense	$	63,300	$	59,320	$	56,620
Less: Amortization of Tax Credit Investments		—		—		(408)
Less: Merger-related Expenses		(712)		—		—
Adjusted Noninterest Expense	$	62,588	$	59,320	$	56,212
Average Assets	$	4,683,144	$	4,490,804	$	3,866,480
Adjusted Noninterest Expense to Average Assets		1.34 %		1.32 %		1.45 %

(dollars in thousands)	As of and for the year ended December 31,					
	2024		**2023**		**2022**	
Tangible Common Equity and Tangible Common Equity/Tangible Assets						
Total Shareholders' Equity	$	457,935	$	425,515	$	394,064
Less: Preferred Stock		(66,514)		(66,514)		(66,514)
Total Common Shareholders' Equity		391,421		359,001		327,550
Less: Intangible Assets		(19,832)		(2,814)		(2,914)
Tangible Common Equity	$	371,589	$	356,187	$	324,636
Total Assets	$	5,066,242	$	4,611,990	$	4,345,662
Less: Intangible Assets		(19,832)		(2,814)		(2,914)
Tangible Assets	$	5,046,410	$	4,609,176	$	4,342,748
Tangible Common Equity/Tangible Assets		7.36 %		7.73 %		7.48 %
Tangible Book Value Per Share						
Book Value Per Common Share	$	14.21	$	12.94	$	11.80
Less: Effects of Intangible Assets		(0.72)		(0.10)		(0.11)
Tangible Book Value Per Common Share	$	13.49	$	12.84	$	11.69
Return on Average Tangible Common Equity						
Net Income Available to Common Shareholders	$	28,771	$	35,906	$	49,338
Average Shareholders' Equity	$	440,763	$	410,478	$	384,033
Less: Average Preferred Stock		(66,514)		(66,514)		(66,514)
Average Common Equity		374,249		343,964		317,519
Less: Effects of Average Intangible Assets		(3,207)		(2,847)		(3,012)
Average Tangible Common Equity	$	371,042	$	341,117	$	314,507
Return on Average Tangible Common Equity		7.75 %		10.53 %		15.69 %

(dollars in thousands)	As of and for the year ended December 31,					
		2024		2023		2022
Adjusted Diluted Earnings Per Common Share						
Net Income Available to Common Shareholders	$	28,771	$	35,906	$	49,338
Add: Merger-related Expenses		712		—		—
Less: Tax Impact		(165)		—		—
Net Income Available to Common Shareholders, Excluding Impact of Merger-related Expenses	$	29,318	$	35,906	$	49,338
Diluted Weighted Average Shares Outstanding		27,943,343		28,315,587		28,668,177
Adjusted Diluted Earnings Per Common Share	$	1.05	$	1.27	$	1.72
Adjusted Return on Average Assets						
Net Income	$	32,825	$	39,960	$	53,392
Add: Merger-related Expenses		712		—		—
Less: Tax Impact		(165)		—		—
Net Income, Excluding Impact of Merger-related Expenses	$	33,372	$	39,960	$	53,392
Average Assets	$	4,683,144	$	4,490,804	$	3,866,480
Adjusted Return on Average Assets		0.71 %		0.89 %		1.38 %
Adjusted Return on Average Shareholders' Equity						
Net Income, Excluding Impact of Merger-related Expenses	$	33,372	$	39,960	$	53,392
Average Shareholders' Equity	$	440,763	$	410,478	$	384,033
Adjusted Return on Average Shareholders' Equity		7.57 %		9.73 %		13.90 %
Adjusted Return on Average Tangible Common Equity						
Net Income Available to Common Shareholders, Excluding Impact of Merger-related Expenses	$	29,318	$	35,906	$	49,338
Average Tangible Common Equity	$	371,042	$	341,117	$	314,507
Adjusted Return on Average Tangible Common Equity		7.90 %		10.53 %		15.69 %

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As a financial institution, the Company's primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates. The Company continually seeks to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when assets and liabilities each respond differently to changes in interest rates.

The Company's management of interest rate risk is overseen by its ALM Committee, based on a risk management infrastructure approved by the board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets for various metrics, including net interest income simulation involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. The Company's risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis and noninterest bearing and interest bearing transaction deposit durations based on historical analysis. The Company does not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

The Company manages the interest rate risk associated with interest earning assets by managing the interest rates and terms associated with the investment securities portfolio by purchasing and selling investment securities from time to time. The Company manages the interest rate risk associated with interest bearing liabilities by managing the interest rates and terms associated with wholesale borrowings and deposits from customers which the Company relies on for funding. For example, the Company occasionally uses special offers on deposits to alter the interest rates and terms associated with interest bearing liabilities.

The Company has entered into certain hedging transactions including fair value swaps and interest rate swaps and caps, which are designed to lessen elements of the Company's interest rate exposure. Fair value swaps are used to mitigate the effect of changing interest rates on the fair values of fixed rate available for sale securities. At December 31, 2024 and 2023, these fair value hedges had a total notional amount of $145.9 million and $0, respectively. Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. The Company utilizes cash flow hedges to manage interest rate exposure for the brokered deposit and wholesale borrowing portfolios. At December 31, 2024 and 2023, these cash flow hedges had a total notional amount of $303.0 million and $308.0 million, respectively. In the event that interest rates do not change in the manner anticipated, such transactions may adversely affect the Company's results of operations.

Net Interest Income Simulation

The Company uses a net interest income simulation model to measure and evaluate potential changes in net interest income that would result over the next 12 months from immediate and sustained changes in interest rates as of the measurement date. This model has inherent limitations and the results are based on a given set of rate changes and assumptions as of a certain point in time. For purposes of the simulation, the Company assumes no growth in either interest-sensitive assets or liabilities over the next 12 months; therefore, the model's results reflect an interest rate shock to a static balance sheet. The simulation model also can incorporate various other assumptions, which the Company believes are reasonable but which may have a significant impact on results, such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in assets, such as floors and caps, and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of the limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on the results, but rather as a means to better plan and execute appropriate asset-liability management strategies and to manage interest rate risk.

Potential changes to the Company's net interest income in hypothetical rising and declining rate scenarios calculated as of December 31, 2024 and 2023, are presented in the table below. The projections assume an immediate, parallel shift downward of the yield curve of 100, 200, 300, and 400 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points. In the 2023 rate environment, a downward shift of the yield curve of 400 basis points did not provide meaningful results and thus was not presented.

(dollars in thousands)	December 31, 2024		December 31, 2023	
Change (basis points) in Interest Rates (12-Month Projection)	Forecasted Net Interest Income	Percentage Change from Base	Forecasted Net Interest Income	Percentage Change from Base
+400	$ 130,390	(6.00)%	$ 118,597	(2.39)%
+300	132,605	(4.40)	118,983	(2.08)
+200	134,355	(3.14)	119,395	(1.74)
+100	136,411	(1.66)	119,916	(1.31)
0	138,708	—	121,504	—
−100	143,038	3.12	125,138	2.99
−200	147,997	6.70	128,643	5.87
−300	153,515	10.67	132,269	8.86
−400	158,778	14.47	NM	NM

The table above indicates that as of December 31, 2024, in the event of an immediate and sustained 400 basis point increase in interest rates, the Company would experience a 6.00% decrease in net interest income. In the event of an immediate 400 basis point decrease in interest rates, the Company would experience an 14.47% increase in net interest income.

The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads would also cause net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or re-price faster than the Company's assets. Actual results could differ from those projected if the Company grows assets and liabilities faster or slower than estimated, if the Company experienced a net outflow of deposit liabilities, or if the mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if the Company experienced substantially different prepayment speeds in the loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that the Company may undertake in response to potential or actual changes in interest rates, such as changes to the Company's loan, investment, deposit, or funding strategies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Bridgewater Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity, and cash flows of Bridgewater Bancshares, Inc. and Subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the PCAOB. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
March 6, 2023

We have served as the Company's auditor from 2005 through 2022.

CLA (CliftonLarsonAllen LLP) is an independent network member of CLA Global. See CLAglobal.com/disclaimer.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bridgewater Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bridgewater Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 5, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for credit losses on loans

As described in Notes 1 and Note 6 to the consolidated financial statements, the allowance for credit losses on loans (allowance) totaled $52.3 million at December 31, 2024. The allowance is a valuation account that is deducted from the Company's amortized cost basis of loans to present the net amount of loans for investment expected to be collected over their contractual life. The allowance is measured on a collective or pooled basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis at the balance sheet date. At December 31, 2024 the general reserve on loans collectively evaluated for impairment totaled $52.2 million and there was $144 thousand on loans individually evaluated.

The measurement of the allowance is based on relevant available information from internal and external sources, related to past events, current conditions and reasonable and supportable forecasts. The Company uses the weighted-average remaining maturity (WARM) method as a basis for estimated expected credit loss. The WARM method uses a historical average annual charge off rate. This average annual charge off rate contains loss content over a historical lookback period and is used as a foundation for estimating the allowance for the remaining outstanding balances of loans by segment at the balance sheet date. The average annual charge off rate is applied to the contractual term to determine the unadjusted historical charge off rate. The calculation of the unadjusted historical charge off rate is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loan segments.

Forecast adjustments to the historical loss rate are based on a forecast of the U.S. national unemployment rate, a forecast of the difference between the 10-year and 3-month treasury rates, and the most recent available BBB rated corporate bond spreads to U.S. Treasury securities, or BBB Spread. The forecast overlay adjustment for the reasonable and supportable forecast assumes an immediate reversion after a one-year forecast period to historical loss rates for the remaining life of the respective loan segment. Qualitative factors are used to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative (historical loss factors) analysis or the forecasts described above. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the historic loss factors. Each qualitative loss factor, for each loan segment within the portfolio, incorporates consideration for a minimal to maximum range for loss factors. These qualitative factor adjustments may increase or decrease the Company's estimate of expected credit losses and are applied to each loan segment. The qualitative factors applied to each loan segment include changes in lending policies and procedures, general economic and business conditions, the nature, volume and terms of the loans, the experience, depth and ability of lending staff, quality of the loan review function, the value of underlying collateral, competition, legal and regulatory factors, the volume and severity of watchlist and past due loans and the level of concentrations.

We identified the qualitative factors and forecasted adjustments applied to the allowance as a critical audit matter as auditing management's determination of the qualitative factors required significant auditor judgement as the estimate is highly sensitive to changes in significant assumptions.

Our audit procedures related to the Company's qualitative factors and forecasted adjustments applied to the allowance included the following, among others:

• We obtained an understanding of the relevant controls related to the qualitative factors and forecasted adjustments applied to the allowance and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the qualitative factors, forecasted adjustments and the underlying data used in determining those factors.

• We tested management's process and evaluated the reasonableness of their judgments and assumptions to develop the qualitative factors and forecasted adjustments, which included:

    o   Testing the accuracy and relevancy of the data inputs used by management as a basis for the adjustments for qualitative factors and forecasted adjustments by comparing to internal and external source data.

    o   Evaluating the reasonableness of the magnitude and directional consistency of the adjustments for such.

    o   Evaluating whether management's conclusions were consistent with Company provided internal data and external, independently sourced data and agreeing the impact to the allowance calculation

/s/ RSM US LLP

We have served as the Company's auditor since 2022.

Des Moines, Iowa
March 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bridgewater Bancshares, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited Bridgewater Bancshares, Inc.'s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet as of December 31, 2024 and 2023, the consolidated statements of income, comprehensive income, shareholder's equity and cash flows for each of the two years ended December 31, 2024, and the related notes to the consolidated financial statements of the Company and our report dated March 5, 2025, expressed an unqualified opinion.

As described in Management's Annual Report, management has excluded First Minnetonka City Bank (the acquired business) from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination and merged with and into Bridgewater Bank in the fourth quarter of 2024. We have also excluded the acquired business from our audit of internal control over financial reporting. The total assets of the acquired business represent approximately 6% of the related consolidated financial statement amount as of the date of the acquisition.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP
Des Moines, Iowa
March 5, 2025

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands, except share data)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and Cash Equivalents	$ 229,760	$ 128,562
Bank-Owned Certificates of Deposit	4,377	—
Securities Available for Sale, at Fair Value	768,247	604,104
Loans, Net of Allowance for Credit Losses of $52,277 at December 31, 2024, and $50,494 at December 31, 2023	3,809,436	3,667,215
Federal Home Loan Bank (FHLB) Stock, at Cost	19,297	17,097
Premises and Equipment, Net	49,533	48,886
Accrued Interest	17,711	16,697
Goodwill	11,982	2,626
Other Intangible Assets, Net	7,850	188
Bank-Owned Life Insurance	44,646	34,477
Other Assets	103,403	92,138
Total Assets	$ 5,066,242	$ 4,611,990
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Noninterest Bearing	$ 800,763	$ 756,964
Interest Bearing	3,286,004	2,952,984
Total Deposits	4,086,767	3,709,948
Notes Payable	13,750	13,750
FHLB Advances	359,500	319,500
Subordinated Debentures, Net of Issuance Costs	79,670	79,288
Accrued Interest Payable	4,008	5,282
Other Liabilities	64,612	58,707
Total Liabilities	4,608,307	4,186,475
SHAREHOLDERS' EQUITY		
Preferred Stock- $0.01 par value; Authorized 10,000,000		
Preferred Stock - Issued and Outstanding 27,600 Series A shares ($2,500 liquidation preference) at December 31, 2024 and December 31, 2023	66,514	66,514
Common Stock- $0.01 par value; Authorized 75,000,000		
Common Stock - Issued and Outstanding 27,552,449 at December 31, 2024 and 27,748,965 at December 31, 2023	276	277
Additional Paid-In Capital	95,088	96,320
Retained Earnings	309,421	280,650
Accumulated Other Comprehensive Loss	(13,364)	(18,246)
Total Shareholders' Equity	457,935	425,515
Total Liabilities and Equity	$ 5,066,242	$ 4,611,990

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(dollars in thousands, except per share data)

		Year Ended	
	December 31, 2024	December 31, 2023	December 31, 2022
INTEREST INCOME			
Loans, Including Fees.	$ 204,731	$ 191,402	$ 146,256
Investment Securities	33,927	26,245	16,410
Other	7,240	4,708	1,029
Total Interest Income.	245,898	222,355	163,695
INTEREST EXPENSE			
Deposits.	128,805	96,045	23,379
Federal Funds Purchased	1,201	8,521	4,507
Notes Payable	1,162	1,143	202
FHLB Advances.	8,554	7,489	1,221
Subordinated Debentures	3,983	3,983	4,688
Total Interest Expense	143,705	117,181	33,997
NET INTEREST INCOME	102,193	105,174	129,698
Provision for (Recovery of) Credit Losses.	3,525	(175)	7,700
NET INTEREST INCOME AFTER			
PROVISION FOR (RECOVERY OF) CREDIT LOSSES	98,668	105,349	121,998
NONINTEREST INCOME			
Customer Service Fees.	1,475	1,455	1,236
Net Gain (Loss) on Sales of Available for Sale Securities	385	(33)	82
Net Gain on Sales of Foreclosed Assets	62	—	—
Letters of Credit Fees.	1,976	1,746	1,592
Debit Card Interchange Fees.	593	595	586
Swap Fees.	547	—	557
Bank-Owned Life Insurance.	1,327	992	762
FHLB Prepayment Income.	—	792	—
Other Income.	1,003	946	1,517
Total Noninterest Income.	7,368	6,493	6,332
NONINTEREST EXPENSE			
Salaries and Employee Benefits	39,564	36,538	36,941
Occupancy and Equipment.	4,399	4,447	4,390
FDIC Insurance Assessment.	2,959	3,690	1,365
Data Processing.	1,697	1,574	1,396
Professional and Consulting Fees.	3,879	3,081	2,664
Derivative Collateral Fees.	1,821	1,900	687
Information Technology and Telecommunications	3,325	2,889	2,495
Marketing and Advertising.	1,485	1,129	2,032
Intangible Asset Amortization	78	100	191
Amortization of Tax Credit Investments	—	—	408
Other Expense.	4,093	3,972	4,051
Total Noninterest Expense.	63,300	59,320	56,620
INCOME BEFORE INCOME TAXES	42,736	52,522	71,710
Provision for Income Taxes	9,911	12,562	18,318
NET INCOME	32,825	39,960	53,392
Preferred Stock Dividends	(4,054)	(4,054)	(4,054)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 28,771	$ 35,906	$ 49,338
EARNINGS PER SHARE			
Basic.	$ 1.05	$ 1.29	$ 1.78
Diluted.	1.03	1.27	1.72
Dividends Paid Per Common Share.	—	—	—

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	December 31, 2024	December 31, 2023	December 31, 2022
Net Income.	$ 32,825	$ 39,960	$ 53,392
Other Comprehensive Income (Loss):			
Unrealized Gains (Losses) on Available for Sale Securities	5,967	3,339	(56,914)
Unrealized Gains on Cash Flow Hedges	10,515	2,299	20,430
Reclassification Adjustment for (Gains) Realized in Income	(9,630)	(6,069)	(90)
Income Tax Impact	(1,970)	127	9,626
Total Other Comprehensive Income (Loss), Net of Tax	4,882	(304)	(26,948)
Comprehensive Income	$ 37,707	$ 39,656	$ 26,444

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
(amounts in thousands, except share data)

Year Ended	Preferred Stock	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE December 31, 2021	$ 66,514	28,206,566	$ 282	$ 104,123	$ 199,347	$ 9,006	$ 379,272
Stock-based Compensation	—	19,024	—	3,340	—	—	3,340
Comprehensive Income (Loss)	—	—	—	—	53,392	(26,948)	26,444
Stock Options Exercised	—	133,301	1	576	—	—	577
Stock Repurchases	—	(662,765)	(6)	(10,772)	—	—	(10,778)
Forfeiture of Restricted Stock Awards	—	(1,000)	—	(2)	—	—	(2)
Vested Restricted Stock Units	—	96,786	1	(1)	—	—	—
Restricted Shares Withheld for Taxes	—	(39,962)	—	(735)	—	—	(735)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2022	66,514	27,751,950	278	96,529	248,685	(17,942)	394,064
Cumulative Effect of the Adoption of ASU 2016-13	—	—	—	—	(3,920)	—	(3,920)
Cumulative Effect of the Adoption of ASU 2023-02	—	—	—	—	(21)	—	(21)
Balance as of January 1, 2023, as Adjusted for Change in Accounting Principles	66,514	27,751,950	278	96,529	244,744	(17,942)	390,123
Stock-based Compensation	—	44,753	—	3,954	—	—	3,954
Comprehensive Income (Loss)	—	—	—	—	39,960	(304)	39,656
Stock Options Exercised	—	305,950	3	960	—	—	963
Stock Repurchases	—	(423,749)	(4)	(4,537)	—	—	(4,541)
Forfeiture of Restricted Stock Awards	—	(250)	—	—	—	—	—
Vested Restricted Stock Units	—	121,603	1	(1)	—	—	—
Restricted Shares Withheld for Taxes	—	(51,292)	(1)	(585)	—	—	(586)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2023	66,514	27,748,965	277	96,320	280,650	(18,246)	425,515
Stock-based Compensation	—	38,724	—	3,905	—	—	3,905
Comprehensive Income	—	—	—	—	32,825	4,882	37,707
Stock Options Exercised	—	99,385	1	762	—	—	763
Stock Repurchases	—	(446,509)	(4)	(5,190)	—	—	(5,194)
Vested Restricted Stock Units	—	160,630	2	(2)	—	—	—
Restricted Shares Withheld for Taxes	—	(48,746)	—	(707)	—	—	(707)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2024	$ 66,514	27,552,449	$ 276	$ 95,088	$ 309,421	$ (13,364)	$ 457,935

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)

	December 31, 2024	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 32,825	$ 39,960	$ 53,392
Adjustments to Reconcile Net Income to Net Cash			
Provided by Operating Activities:			
Net Amortization on Securities Available for Sale	(1,358)	10	1,867
Net (Gain) Loss on Sales of Securities Available for Sale	(385)	33	(82)
Provision for Credit Losses on Loans and Leases	2,900	2,050	7,700
Provision (Credit) for Off-Balance Sheet Exposures	625	(2,225)	—
Depreciation of Premises and Equipment	2,368	2,509	2,565
Loss on Disposal of Premises and Equipment	—	20	18
Amortization of Other Intangible Assets	78	100	191
Amortization of Right-of use Asset	559	534	497
Cash Surrender Value of Bank-Owned Life Insurance	(1,326)	(992)	(762)
Amortization of Subordinated Debt Issuance Costs	382	383	416
Net Gain on Sales of Foreclosed Assets	(62)	—	—
Stock-based Compensation	3,905	3,954	3,340
Deferred Income Taxes	24	676	(1,401)
Changes in Operating Assets and Liabilities:			
Accrued Interest Receivable and Other Assets	2,364	(20,902)	(13,318)
Accrued Interest Payable and Other Liabilities	3,477	3,905	30,576
Net Cash Provided by Operating Activities	46,376	30,015	84,999
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in Bank-Owned Certificates of Deposit	—	1,181	695
Proceeds from Sales of Securities Available for Sale	101,612	28,756	64,439
Proceeds from Maturities, Paydowns, Payups and Calls of Securities Available for Sale	65,600	32,747	38,226
Purchases of Securities Available for Sale	(245,175)	(113,648)	(268,259)
Net Increase in Loans	(26,247)	(157,874)	(749,940)
Net (Increase) Decrease in FHLB Stock	(1,948)	2,509	(14,364)
Purchases of Premises and Equipment	(4,080)	(2,970)	(1,633)
Proceeds from Sales of Foreclosed Assets	496	116	—
Cash Received, Net of Cash Paid for Acquisition	17,284	—	—
Purchase of Bank-Owned Life Insurance	(2,778)	—	(7,407)
Net Cash Used in Investing Activities	(95,236)	(209,183)	(938,243)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	119,250	293,405	470,306
Net Increase (Decrease) in Federal Funds Purchased	—	(287,000)	287,000
Principal Proceeds on Notes Payable	—	—	13,750
Proceeds from FHLB Advances	997,000	679,500	158,000
Principal Payments on FHLB Advances	(957,000)	(457,000)	(103,500)
Preferred Stock Dividends Paid	(4,054)	(4,054)	(4,054)
Redemption of Subordinated Debt	—	—	(13,750)
Stock Options Exercised	763	963	577
Stock Repurchases	(5,194)	(4,541)	(10,778)
Forfeiture of Restricted Stock Awards	—	—	(2)
Shares Repurchased for Tax Withholdings Upon Vesting of Restricted Stock-Based Awards	(634)	(457)	(620)
Shares Repurchased for Tax Withholdings Upon Exercise of Stock Options	(73)	(129)	(115)
Net Cash Provided by Financing Activities	150,058	220,687	796,814
NET CHANGE IN CASH AND CASH EQUIVALENTS	101,198	41,519	(56,430)
Cash and Cash Equivalents Beginning	128,562	87,043	143,473
Cash and Cash Equivalents Ending	$ 229,760	$ 128,562	$ 87,043
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Cash Paid for Interest	$ 144,596	$ 114,347	$ 32,159
Cash Paid for Income Taxes	5,753	10,388	20,565
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Net Investment Securities Purchased but Not Settled	—	—	2,438
Loans Transferred to Foreclosed Assets	434	116	—
Acquisition:			
Fair Value of Assets Acquired	$ 282,229	$ —	$ —
Fair Value of Liabilities Assumed	258,489	—	—
Net Assets Acquired	$ 23,740	$ —	$ —

See accompanying notes to consolidated financial statements.

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies

Organization

Bridgewater Bancshares, Inc. (the "Company") is a financial holding company headquartered in St. Louis Park, Minnesota, whose operations consist of the ownership of its wholly-owned banking subsidiary: Bridgewater Bank (the "Bank"). The Bank commenced operations in 2005 and provides retail and commercial loan and deposit services, principally to customers within the Minneapolis-St. Paul-Bloomington, MN-WI Metropolitan Statistical Area. In 2008, the Bank formed BWB Holdings, LLC, a wholly owned subsidiary of the Bank, for the purpose of holding repossessed property. In 2018, the Bank formed Bridgewater Investment Management, Inc., a wholly owned subsidiary of the Bank, for the purpose of holding certain municipal securities and to engage in municipal lending activities.

The Company previously had a second wholly-owned subsidiary, Bridgewater Risk Management, Inc., a Nevada Corporation (the "Captive"). The Captive insured the Company and its subsidiaries against certain risks unique to the operations of the Company and for which insurance was not available or economically feasible in the insurance marketplace. The Captive pooled resources with several other insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. Effective December 15, 2023, the Captive was dissolved and is no longer active.

Recent Developments

On December 13, 2024, the Bank completed its acquisition of First Minnetonka City Bank ("FMCB") in an all-cash transaction. At the closing of the transaction on December 13, 2024, FMCB merged with and into Bridgewater Bank, with Bridgewater Bank as the surviving entity. The acquisition of FMCB added two full-service branches in Minnetonka, Minnesota and added approximately $225.7 million of deposits and $117.1 million of loans as of December 31, 2024.

Principles of Consolidation

The consolidated financial statements include the amounts of the Company, the Bank, with locations in Bloomington, Greenwood, Minneapolis (2), Minnetonka (2), Orono, St. Louis Park, and St. Paul, Minnesota, BWB Holdings, LLC, Bridgewater Investment Management, Inc., and Bridgewater Risk Management, Inc., while active. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Information available which could affect judgments includes, but is not limited to, changes in interest rates, changes in the performance of the economy, including elevated levels of inflation and possible recession, and changes in the financial condition of borrowers.

Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses ("ACL").

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the acquired assets and assumed liabilities at their estimated fair values as of the date of acquisition. Any excess of the

purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including identified intangible assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies are also recognized at fair value if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the Consolidated Statements of Income from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, cash and cash equivalents include cash, both interest bearing and noninterest bearing balances due from banks and federal funds sold, all of which mature within 90 days. Cash flows from loans, deposits, federal funds purchased and notes payable are reported net.

Bank-Owned Certificates of Deposit

Bank-owned certificates of deposit mature within five years and are carried at cost.

Securities Available for Sale

Debt securities are classified as available for sale and are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available for sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income over the estimated life (earliest call date, maturity, or estimated life) using a prospective method that approximates level yield.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid balances adjusted for charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans, and premiums or discounts on purchased loans.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and recognized as an adjustment of the related loan yield using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest on all loans is discontinued if the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income and amortization of related deferred loan fees or costs is suspended. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. The cash-basis is used when a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments are applied to loan principal. The determination of ultimate collectability is supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated a period of sustained performance, and future payments are reasonably assured. A sustained period of repayment performance generally would be a minimum of six months.

Loans – Acquired

Loans purchased in acquisition transactions are acquired loans, and are recorded at their estimated fair value on the acquisition date. Acquired loans that have evidence of more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated ("PCD") loans. At acquisition, an estimate of expected credit losses is made for PCD loans. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair value to establish the initial amortized cost basis of the PCD loans. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors, resulting in a discount or premium that is amortized to interest income. For acquired loans not deemed PCD loans at acquisition, the difference between the initial fair value mark and the unpaid principal balance are recognized in interest income over the estimated life of the loans. In addition, an initial allowance for expected credit losses is estimated and recorded as provision expense at the acquisition date. The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

Allowance for Credit Losses

Securities Available for Sale

For any securities classified as available for sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or if it is more likely than not it will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through income with the establishment of an allowance. For securities that do not meet the aforementioned criteria, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. In making this assessment, management considers the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security, among other factors. If the assessment indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any credit loss not recognized in the allowance for credit losses is recognized in other comprehensive income.

Changes in the ACL on securities are recorded as a provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on securities available for sale is excluded from the estimate of credit losses.

Loans

The ACL on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans over their contractual life. The contractual term does not consider extensions, renewals or modifications. Loans are charged off against the ACL on loans when management believes the uncollectibility of a loan balance has been confirmed. Recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off. Subsequent recoveries, if any, are credited to the ACL on loans.

The ACL on loans is measured on a collective or pooled basis when similar risk characteristics exist. The Company's pooling method is primarily based on loan purpose and collateral type and generally follows the Company's loan segmentation for regulatory reporting. The Company has identified the following pools of loans with similar risk characteristics for measuring the ACL on loans:

Commercial: Commercial loans generally are loans to sole proprietorships, partnerships, corporations, and other business enterprises to finance working capital, capital investment, or for other business related purposes. Collateral generally consists of pledges of business assets or interests, including but not limited to accounts receivable, inventory, plant and equipment, and real estate interests, if applicable. The primary repayment sources for commercial loans are the cash flow of the operating businesses which can be adversely affected by company, industry and economic business cycles. Commercial loans may be secured or unsecured.

Leases: The lease portfolio consists primarily of business purpose auto loans, managed through a select number of third parties. Leases are generally secured by an assignment of the lease. Repayment of leases is highly reliant on employment income. The primary risk characteristics associated with leases typically include major changes to the borrower's financial or personal circumstances, including unemployment or other loss of income, significant unexpected expenses, such as major medical expenses, catastrophic events, divorce or death.

Construction and Land Development: Construction and land development loans are generally loans to finance land development or the construction of industrial, commercial, or multifamily buildings. Construction loans can include construction of new structures, additions or alterations to existing structures, or the demolition of existing structures to make way for new structures. Construction loans are generally secured by real estate. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules and the reliance on the sale of the completed project as the primary repayment source for the loan. Factors that may influence the completion of construction may be customer specific, such as the quality and depth of property management, or related to changes in general economic conditions. Trends in the commercial and residential construction industries can significantly impact the credit quality of these loans due to supply and demand imbalances. In addition, fluctuations in real estate values can significantly impact the credit quality of these loans, as property values may determine the economic viability of construction projects and adversely impact the value of the collateral securing the loan.

1-4 Family Construction: 1-4 family construction loans are generally loans to finance the construction of new structures, additions or alterations to existing structures, or the demolition of existing structures to make way for new structures. 1-4 family construction loans are generally secured by real estate. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of 1-4 family construction may be customer specific or related to changes in general economic conditions.

1-4 Family Mortgage: 1-4 family mortgage loans are generally loans to finance loans on owner occupied and nonowner occupied properties. 1-4 family mortgage loans are secured by first or second liens on the property. The degree of risk in residential mortgage lending involving owner occupied properties depends primarily on the borrower's ability to repay and the loan amount in relation to collateral value. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrower's capacity to repay their obligations may be deteriorating. 1-4 family mortgage loans include credits to finance nonowner occupied properties used as rentals. These loans can involve additional risks as the borrower's ability to repay is based on the net operating income from the property which can be impacted by occupancy levels, rental rates, and operating expenses. Declines in net operating income can negatively impact the value of the property which increases the credit risk in the event of default.

Multifamily: Multifamily loans are loans to finance multifamily properties. The primary source of repayment for multifamily loans is the cash flows of the underlying property. The primary risk characteristics include increases in vacancy rates, overbuilt supply, interest rates or changes in general economic conditions. Economic factors such as unemployment, wage growth and home affordability can impact vacancy rates and property cash flow.

Commercial Real Estate (CRE) Owner Occupied: Owner occupied commercial real estate loans are properties that are owned and operated by the borrower and the primary source for repayment is the cash flow from the ongoing operations and activities conducted by the borrower's business. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Also, certain types of businesses also may require specialized facilities that can increase costs and may not be economically feasible to an alternative user, which could adversely impact the market value of the collateral. Factors that may influence a borrower's ability to repay their loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions.

Commercial Real Estate (CRE) Nonowner Occupied: Nonowner occupied commercial real estate loans are investment properties and the primary source for repayment of the loan is derived from rental income associated with the property or proceeds of the sale of the property. Nonowner occupied commercial real estate loans consist of mortgage loans to finance investments in real property that may include, but are not limited to, commercial/retail office space, industrial/warehouse space, hotels, assisted living facilities and other specific use properties. The primary risk characteristics include impacts of overall leasing rates, absorption timelines, levels of vacancy rates and operating expenses, and general economic conditions. Banks that are concentrated in commercial real estate lending are subject to additional regulatory scrutiny and must employ enhanced risk management practices.

Consumer and Other: Consumer and other loans generally include personal lines of credit and amortizing loans made to qualified individuals for various purposes such as auto loans, debt consolidation loans, personal expense loans or overdraft protection. The primary risk characteristics associated with consumer and other loans typically include major changes to the borrower's financial or personal circumstances, including unemployment or other loss of income, significant unexpected expenses, such as major medical expenses, catastrophic events, divorce or death.

Management assesses the adequacy of the ACL on loans on a quarterly basis. Management estimates the ACL on loans using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company uses the weighted-average remaining maturity, or WARM, method as the basis for estimating expected credit losses. The WARM method uses a historical average annual charge-off rate. This average annual charge-off rate contains loss content over a historical lookback period and is used as a foundation for estimating the ACL on loans for the remaining outstanding balances of loans by segment at the balance sheet date. The average annual charge-off rate is applied to the contractual term to determine the unadjusted historical charge-off rate. The calculation of the unadjusted historical charge-off rate is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loan segments. Accrued interest receivable on loans available for sale is excluded from the estimate of credit losses.

Forecast adjustments to the historical loss rate are based on a forecast of the U.S. national unemployment rate, a forecast of the difference between the 10-year and 3-month treasury rates, and the most recent available BBB rated corporate bond spreads to U.S. Treasury securities, or BBB Spread. The forecast overlay adjustment for the reasonable and supportable forecast assumes an immediate reversion after a one-year forecast period to historical loss rates for the remaining life of the respective loan segment.

Qualitative factors are used to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the historic loss factors. Each qualitative loss factor, for each loan segment within the portfolio, incorporates consideration for a minimum to maximum range for loss factors. These qualitative factor adjustments may increase or decrease the Company's estimate of expected credit losses and are applied to each loan segment. The qualitative factors applied to each loan segment include changes in lending policies and procedures, general economic and business conditions, the nature, volume and terms of loans, the experience, depth and ability of lending staff, the quality of the loan review function, the value of underlying collateral, competition, legal and regulatory factors, the volume and severity of watchlist and past due loans, and the level of concentrations.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the pooled evaluations and typically represent collateral dependent loans but may also include other nonperforming loans or modifications. The Company has elected to use the practical expedient to measure individually evaluated loans as collateral dependent when repayment is expected to be provided substantially through the operation or sale of the collateral. The credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale of the collateral.

Management may also adjust its assumptions to account for differences between expected and actual losses from period to period. The variability of management's assumptions could alter the ACL on loans materially and impact future results of operations and financial condition. The loss estimation models and methods used to determine the allowance for credit losses are continually refined and enhanced.

Off-Balance Sheet Credit Exposures

The Company maintains a separate ACL on off-balance sheet credit exposures, including unfunded loan commitments, financial guarantees, and letters of credit, which is included in other liabilities on the consolidated balance sheet, unless the obligation is unconditionally cancellable. The ACL on off-balance sheet credit exposures is adjusted as a provision for (or recovery of) credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over the estimated life of such commitments. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of the loan segment and applied to the amount of commitments expected to fund.

Federal Home Loan Bank Stock

The Bank is a member of FHLB Des Moines. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery at par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life or lease term for leasehold improvements. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling cost at the date of foreclosure, establishing a new cost basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance. Subsequent to foreclosure, valuations are periodically performed by management and the assets held for sale are carried at the lower of the new cost basis or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.

Impairment losses on assets to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. Costs relating to holding and improving assets are expensed. Revenues and expenses from operations are included in other noninterest income and expense on the income statement.

Goodwill and Intangible Assets

Intangible assets attributed to the value of core deposits and favorable lease terms are stated at cost less accumulated amortization and reported in other intangible assets in the consolidated balance sheets. Intangible assets are amortized on a straight-line basis over the estimated lives of the assets.

The excess of purchase price over fair value of net assets acquired is recorded as goodwill and is not amortized.

The Company evaluates whether goodwill and other intangible assets may be impaired at least annually and whenever events or changes in circumstances indicate it is more likely than not the fair value of the reporting unit or asset is less than its carrying amount.

Leases

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease team. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the extension or termination option.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company's ROU asset is included in other assets and its lease liability is included in other liabilities in the accompanying consolidated balance sheets. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors. The Company has elected not to recognize leases with original terms of 12 months or less on the consolidated balance sheet.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Transfers of Financial Assets and Participating Interests

Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the

(dollars in thousands, except share data)

tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Under GAAP, a valuation allowance is required to be recognized if it is “more likely than not” that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

In preparation of the income tax returns, tax positions are taken based on interpretation of federal and state income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts ultimately due or owed. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. The Company recognizes both interest and penalties as a component of other noninterest expense.

The amount of the uncertain tax positions was not deemed to be material. It is not expected that the unrecognized tax benefit will be material within the next 12 months. The Company did not recognize any interest or penalties for the years ended December 31, 2024, 2023 and 2022.

The Company is no longer subject to federal or state tax examination by tax authorities for years ending before December 31, 2021.

Tax Credit Investments

The Company invests in qualified affordable housing projects and federal historic projects for the purpose of community reinvestment and obtaining tax credits. These investments are included in other assets on the balance sheet, with any unfunded commitments included within other liabilities. The qualified affordable housing projects are accounted for under the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is recognized over the period that the Company expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. Prior to 2023, the historic tax credits are accounted for under the equity method, with the expense included within noninterest expense on the consolidated statements of income. Beginning January 1, 2023, with the adoption of ASU 2023-02, the amortization expense for the historic tax credits are accounted for under the proportional amortization method. Management analyzes these investments for potential impairment when events or changes in circumstances indicate that it is more likely than not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the carrying amount of an investment exceeds its fair value.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale and changes in the fair value of derivative instruments designated as a cash flow hedge, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Derivative Financial Instruments

The Company uses derivative financial instruments, which consist of interest rate swaps, interest rate caps and fair value hedge relationships, to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company’s consolidated balance sheet as other assets or other liabilities. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings, specifically in noninterest income. The Company does not use derivative instruments for trading or speculative purposes.

The Company enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments to meet client needs, the Company enters into offsetting positions with large U.S. and international financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments.

Cash flow hedges represent a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. The Company prepares written hedge documentation for all derivatives which are designed as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management's assertion that the hedge will be highly effective. Assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed at least quarterly. For a cash flow hedge that is effective, the gain or loss on the derivative is reported as a component in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. The changes in the fair value of derivatives that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. To determine fair value, the Company uses third party pricing models that incorporate assumptions about market conditions and risks that are current at the reporting date.

The Company enters into fair value hedge relationships to mitigate the effect of changing interest rates on the fair value of fixed rate available for sale securities. The gain or loss on a given derivative instrument, as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk, are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the corresponding hedged item. The Company prepares written hedge documentation for all derivatives which are designed as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management's assertion that the hedge will be highly effective. For derivatives designated as fair value hedges, the Company assesses hedge effectiveness on qualifying instruments using the shortcut method, whereby the hedges are considered perfectly effective at the onset of the hedge and over the life of the hedging relationship.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

Hedge accounting discontinues on transactions that are no longer deemed effective, or for which the derivative has been terminated or de-designated. When hedge accounting is discontinued on a cash flow or fair value hedge, the derivative is carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized in current period earnings. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

Stock-based Compensation

The Company's stock-based compensation plans provide for awards of stock options, restricted stock awards, restricted stock units, and other stock awards to the Company's directors, officers, and employees. The cost of services received in exchange for awards of equity instruments is based on the grant-date fair value of those awards. Compensation cost is recognized over the requisite service period as a component of compensation expense. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures are recognized as they occur. The Company uses the Black-Scholes model to estimate the fair value of stock

(dollars in thousands, except share data)

options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units.

Earnings per Share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings common per share are calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of stock compensation using the treasury stock method.

Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker ("CODM'). Substantially all of the Company's operations involve the delivery of loan and deposit products to clients. The Company's CODM makes operating decisions and assesses performance based on an ongoing review of the banking activities, which constitute the Company's only operating segment for financial reporting purposes. The Company's single segment is managed on a consolidated basis by the CODM who is the Chief Executive Officer.

The accounting policies of this segment are the same as those described throughout these significant accounting policies. The CODM assesses performance of the segment and determines the allocation of resources based on consolidated net income, which is reported in the Consolidated Statements of Income. Consolidated net income is used in deciding where to deploy capital and to monitor budget vs. actual results. It is also used in benchmarking performance measures to Company peers for compensation related analysis. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

Reclassifications

Certain reclassifications have been made to the 2023 consolidated financial statements to conform to the 2024 classifications.

Impact of Recently Adopted Accounting Guidance

On January 1, 2024, the Company adopted Accounting Standards Update ("ASU') 2023-01, *Leases (Topic 842): Common Control Arrangements* that clarifies the accounting for leasehold improvements associated with common control leases, by requiring that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset through a lease. Additionally, leasehold improvements associated with common control leases should be accounted for as a transfer between entities under common control through an adjustment to equity if, and when, the lessee no longer controls the use of the underlying asset. The Company's adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On December 31, 2024, the Company adopted ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments to this ASU are intended to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Refer to "Segment Reporting" section of Note 1 for additional information regarding segments.

Impact of Recently Issued Accounting Standards

The following ASUs have been issued by FASB and may impact the Company's consolidated financial statements in future reporting periods.

(dollars in thousands, except share data)

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic ASC 740) Income Taxes*. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 will become effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* This ASU was issued to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the FASB accounting standard codification (the "Codification") with the SEC's regulations. The ASU will become effective on the earlier of the date on which the SEC removes its disclosure requirements for the related disclosure or June 30, 2027. Early adoption is not permitted. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

In March 2024, the FASB issued ASU 2024-02, *Codification Improvements: Amendments to Remove References to the Concepts Statements.* The ASU amends the Codification to remove references to various concepts and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. Generally, the amendments in ASU 2024-02 are not intended to result in significant accounting changes for most entities. ASU 2024-02 became effective January 1, 2025 and is not expected to have a material impact on the Company's consolidated statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Dissaggregation of Income Statement Expenses.* The ASU requires disclosure, in the notes of the financial statements, of specific information about costs and expenses. The amendments require an entity to: (1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization ("DD&A") recognized as part of oil-and gas-producing activities included in each relevant expense caption; (2) include certain amounts already required to be disclosed by GAAP in the same disclosure as the other disaggregated requirements; (3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) disclose the total amount of selling expenses and an entity's definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

Subsequent Events

Subsequent events have been evaluated through March 6, 2025, which is the date the consolidated financial statements were available to be issued.

Note 2: Business Combination

On December 13, 2024, the Bank completed its acquisition of FMCB in an all-cash transaction with total consideration of $33.1 million. The primary reasons for the acquisition were for continued growth and to increase the Company's presence in the Twin Cities market. Immediately following the completion of the acquisition, FMCB was merged with and into the Bank, with the Bank as the surviving entity. Net interest income and net income for FMCB were $408,000 and $373,000, respectively, since the date of acquisition through December 31, 2024 and were included in the Company's Consolidated Statements of Income. Merger-related expenses of $712,000 are reflected in noninterest expense on the Consolidated Statements of Income for the year ended December 31, 2024. The pro forma information

has not been included as it is impracticable due to the lack of available historical U.S. GAAP financial data and the proximity between closing on the transaction to the end of the year.

Goodwill of $9.4 million was recorded in the acquisition, which reflects expected synergies from combining the operations of the companies and is fully deductible for tax purposes over fifteen years.

The following table presents a summary of the fair values of assets acquired and liabilities assumed as of the acquisition date:

(dollars in thousands)	December 13, 2024
Assets	
Cash and Cash Equivalents	$ 50,380
Bank-Owned Certificates of Deposits	4,375
Securities Available for Sale	89,345
Loans, Net of PCD Allowance	119,308
FHLB Stock	252
Premises and Equipment	3,674
Accrued Interest	847
Core Deposit Intangible	7,740
Bank-Owned Life Insurance	6,065
Other Assets	243
Total Assets Acquired	$ 282,229
Liabilities	
Deposits	$ 257,569
Accrued Interest Payable	865
Other Liabilities	55
Total Liabilities Assumed	258,489
Net Assets Acquired	$ 23,740
Consideration Paid	
Cash Paid	33,096
Total Consideration Paid	33,096
Goodwill	$ 9,356

The Company acquired loans both with and without evidence of credit quality deterioration since origination. Acquired loans are recorded at their fair value at the time of acquisition with no carryover from the acquired institution's previously recorded allowance for loan and lease losses. Acquired loans are accounted for under ASC 326 - Measurement of Credit Losses on Financial Instruments.

The fair value of acquired loans recorded at the time of acquisition is based upon several factors, including the timing and payment of expected cash flows, as adjusted for estimated credit losses and prepayments, and then discounting these cash flows using comparable market rates. The resulting fair value adjustment is recorded in the form of a premium or discount to the unpaid principal balance of the respective loans. As it relates to PCD loans, the net premium or net discount is adjusted to reflect the Company's allowance for credit losses recorded for PCD loans at the time of acquisition, and the remaining fair value adjustment is accreted or amortized into interest income over the remaining life of the respective loans. As it relates to non-PCD loans, the credit loss and yield components of their fair value adjustment are aggregated, and the resulting net premium or net discount is accreted or amortized into interest income over the remaining life of the respective loans.

The following table presents a summary of PCD loans at acquisition:

(dollars in thousands)	December 13, 2024
Purchase Price of PCD Loans at Acquisition	$ 2,987
Allowance for Credit Losses on PCD Loans at Acquisition	114
Non-credit Discount at Acquisition	75
Par Value of PCD Loans at Acquisition	$ 3,176

Note 3: Earnings Per Share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share are calculated by dividing net income available to common shareholders by the weighted average number of common shares adjusted for the dilutive effect of stock compensation. For the years ended December 31, 2024, 2023 and 2022, 786,830, 1,096,472, and 410,760, respectively, of stock options, restricted stock awards and restricted stock units were excluded from the calculation because they were deemed to be antidilutive.

The following table presents the numerators and denominators for basic and diluted earnings per share computations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
(dollars in thousands, except per share data)	2024	2023	2022
Net Income Available to Common Shareholders.	$ 28,771	$ 35,906	$ 49,338
Weighted Average Common Stock Outstanding:			
Weighted Average Common Stock Outstanding (Basic)	27,479,764	27,857,420	27,758,336
Dilutive Effect of Stock Compensation	463,578	458,167	909,841
Weighted Average Common Stock Outstanding (Dilutive)	27,943,342	28,315,587	28,668,177
Basic Earnings per Common Share	$ 1.05	$ 1.29	$ 1.78
Diluted Earnings per Common Share	1.03	1.27	1.72

Note 4: Bank-Owned Certificates of Deposit

Certificates of deposit in other financial institutions by maturity are as follows:

	Year Ended December 31,	
(dollars in thousands)	2024	2023
Certificates of Deposit at Cost Maturing in:		
One Year or Less	$ 1,225	$ —
After One Year Through Five Years	3,152	—
	$ 4,377	$ —

Note 5: Securities

The following tables present the amortized cost and estimated fair value of securities with gross unrealized gains and losses at December 31, 2024 and 2023:

	December 31, 2024			
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury Securities	$ 179,835	$ 3	$ (12,090)	$ 167,748
Municipal Bonds	139,891	23	(17,649)	122,265
Mortgage-Backed Securities	259,833	882	(15,825)	244,890
Corporate Securities	139,161	1,041	(6,016)	134,186
U.S Government Agency Securities	22,053	85	(56)	22,082
Asset-Backed Securities	76,891	211	(26)	77,076
Total Securities Available for Sale	$ 817,664	$ 2,245	$ (51,662)	$ 768,247

(dollars in thousands)	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:				
Municipal Bonds	$ 151,512	$ 47	$ (19,035)	$ 132,524
Mortgage-Backed Securities	249,455	2,261	(16,401)	235,315
Corporate Securities	142,098	386	(11,879)	130,605
SBA Securities	18,497	279	(102)	18,674
Asset-Backed Securities	87,054	357	(425)	86,986
Total Securities Available for Sale	$ 648,616	$ 3,330	$ (47,842)	$ 604,104

Securities with a carrying value of $289.9 million and $170.7 million were pledged to secure public fund deposits and borrowing capacity at the Federal Reserve Discount Window as of December 31, 2024 and December 31, 2023, respectively.

The following tables present the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023:

(dollars in thousands, except number of holdings)	Number of Holdings	Less Than 12 Months		12 Months or Greater		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024							
U.S. Treasury Securities	14	$ 157,091	$ (12,090)	$ —	$ —	$ 157,091	$ (12,090)
Municipal Bonds	236	21,329	(120)	95,774	(17,529)	117,103	(17,649)
Mortgage-Backed Securities	168	47,636	(391)	118,824	(15,434)	166,460	(15,825)
Corporate Securities	93	6,860	(75)	91,666	(5,941)	98,526	(6,016)
U.S Government Agency Securities	38	5,878	(5)	4,071	(51)	9,949	(56)
Asset-Backed Securities	7	5,735	(5)	10,161	(21)	15,896	(26)
Total Securities Available for Sale	556	$ 244,529	$ (12,686)	$ 320,496	$ (38,976)	$ 565,025	$ (51,662)

(dollars in thousands, except number of holdings)	Number of Holdings	Less Than 12 Months		12 Months or Greater		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023							
Municipal Bonds	212	$ 4,052	$ (17)	$ 120,527	$ (19,018)	$ 124,579	$ (19,035)
Mortgage-Backed Securities	128	35,719	(310)	135,829	(16,091)	171,548	(16,401)
Corporate Securities	110	14,528	(756)	101,311	(11,123)	115,839	(11,879)
SBA Securities	47	1,731	(3)	7,072	(99)	8,803	(102)
Asset-Backed Securities	24	39,011	(234)	13,805	(191)	52,816	(425)
Total Securities Available for Sale	521	$ 95,041	$ (1,320)	$ 378,544	$ (46,522)	$ 473,585	$ (47,842)

Beginning January 1, 2023, the Company evaluates all securities quarterly to determine if any securities in a loss position require an allowance for credit losses on securities in accordance with ASC 326 - *Measurement of Credit Losses on Financial Instruments*.

At December 31, 2024 and 2023, 556 and 521 debt securities had unrealized losses with aggregate depreciation of approximately 8.4% and 9.2%, respectively, from the Company's amortized cost basis. These unrealized losses have not been recognized into income because management does not intend to sell these securities, and it is not more likely than not it will be required to sell the securities before recovery of its amortized cost basis. Furthermore, the unrealized losses are due to changes in interest rates and other market conditions and were not reflective of credit events. To make this determination, consideration is given to such factors as the credit rating of the issuer, level of credit enhancement, changes in credit ratings, market conditions such as current interest rates, any adverse conditions specific to the security, and delinquency status on contractual payments. As of December 31, 2024 and 2023, there was no allowance for credit losses carried on the Company's securities portfolio.

Accrued interest receivable on securities, which is recorded within accrued interest on the balance sheet, totaled $6.2 million and $4.9 million at December 31, 2024 and 2023, respectively, and was excluded from the estimate of credit losses.

The Company has entered into a fair value hedging transaction to mitigate the impact of changing interest rates on the fair value of U.S. treasury securities. See Note 11 – Derivative Instruments and Hedging Activities for disclosure of the gains and losses recognized on derivative instruments and the cumulative fair value hedging adjustments to the carrying amount of the hedged securities.

The following table presents a summary of amortized cost and estimated fair value of debt securities by the lesser of expected call date or contractual maturity as of December 31, 2024. Call date is used when a call of the debt security is expected, determined by the Company when the security has a market value above its amortized cost. Contractual maturities will differ from expected maturities for mortgage-backed, U.S. government agency securities and asset-backed securities because borrowers may have the right to call or prepay obligations without penalties.

(dollars in thousands)	Amortized Cost	Fair Value
December 31, 2024		
Due in One Year or Less	$ 41,153	$ 41,645
Due After One Year Through Five Years	83,174	81,633
Due After Five Years Through 10 Years	157,405	140,245
Due After 10 Years	177,155	160,676
Subtotal	458,887	424,199
Mortgage-Backed Securities	259,833	244,890
U.S Government Agency Securities	22,053	22,082
Asset-Backed Securities	76,891	77,076
Totals	$ 817,664	$ 768,247

The following table presents a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses, for the years ended December 31, 2024, 2023, and 2022:

(dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Proceeds From Sales of Securities	$ 101,612	$ 28,756	$ 64,439
Gross Gains on Sales	1,594	247	612
Gross Losses on Sales	(1,209)	(280)	(530)

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

Note 6: Loans

The following table presents the components of the loan portfolio at December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Commercial	$ 497,662	$ 464,061
Leases	44,291	—
Construction and Land Development	97,255	232,804
1-4 Family Construction	41,961	65,087
Real Estate Mortgage:		
1-4 Family Mortgage	474,383	402,396
Multifamily	1,425,610	1,388,541
CRE Owner Occupied	191,248	175,783
CRE Nonowner Occupied	1,083,108	987,306
Total Real Estate Mortgage Loans	3,174,349	2,954,026
Consumer and Other	12,996	8,304
Total Loans, Gross	3,868,514	3,724,282
Allowance for Credit Losses	(52,277)	(50,494)
Net Deferred Loan Fees	(6,801)	(6,573)
Total Loans, Net	$ 3,809,436	$ 3,667,215

The following tables present the aging in past due loans and nonaccrual status, with and without an ACL, by loan segment as of December 31, 2024 and 2023:

		Accruing Interest				
(dollars in thousands)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual with ACL	Nonaccrual without ACL	Total
December 31, 2024						
Commercial	$ 497,432	$ 59	$ —	$ 171	$ —	$ 497,662
Leases	44,257	—	—	34	—	44,291
Construction and Land Development	97,197	—	—	—	58	97,255
1-4 Family Construction	41,961	—	—	—	—	41,961
Real Estate Mortgage:						
1-4 Family Mortgage	474,185	178	—	—	20	474,383
Multifamily	1,425,610	—	—	—	—	1,425,610
CRE Owner Occupied	190,197	1,051	—	—	—	191,248
CRE Nonowner Occupied	1,083,108	—	—	—	—	1,083,108
Consumer and Other	12,975	3	—	18	—	12,996
Totals	$ 3,866,922	$ 1,291	$ —	$ 223	$ 78	$ 3,868,514

(dollars in thousands)		Accruing Interest					
	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual with ACL	Nonaccrual without ACL	Total	
December 31, 2023							
Commercial	$ 463,966	$ —	$ —	$ —	$ 95	$ 464,061	
Construction and Land Development. .	232,724	—	—	—	80	232,804	
1-4 Family Construction.	64,838	—	—	—	249	65,087	
Real Estate Mortgage:							
1-4 Family Mortgage	402,396	—	—	—	—	402,396	
Multifamily	1,373,431	15,110	—	—	—	1,388,541	
CRE Owner Occupied	175,289	—	—	—	494	175,783	
CRE Nonowner Occupied	987,306	—	—	—	—	987,306	
Consumer and Other	8,303	—	—	—	1	8,304	
Totals.	$ 3,708,253	$ 15,110	$ —	$ —	$ 919	$ 3,724,282	

The Company aggregates loans into credit quality indicators based on relevant information about the ability of borrowers to service their debt by using internal reviews in which management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate, and the fair values of collateral securing the loans. The Company analyzes all loans individually to assign a risk rating, grouped into six major categories defined as follows:

Pass: A pass loan is a credit with no known or existing potential weaknesses deserving of management's close attention.

Watch: Loans classified as watch have a credit where the borrower's financial strength and performance has been declining and may pose an elevated level of risk. Watch loans have been identified as having minor deterioration in loan quality or other credit weaknesses/circumstances meriting closer attention of management.

Special Mention: Loans classified as special mention have a potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan of the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. This is a transitional rating and loans should not be classified special mention for more than one year.

Substandard: Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well defined weaknesses include a borrower's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as loss are considered uncollectible and charged-off immediately.

The following tables present loan balances classified by credit quality indicators by year of origination as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024							
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Total**
Commercial								
Pass	$ 135,665	$ 45,089	$ 67,579	$ 23,353	$ 13,349	$ 19,794	$ 178,293	$ 483,122
Watch/Special Mention	—	—	76	96	29	—	1,716	1,917
Substandard	110	44	10,491	—	65	—	1,913	12,623
Total Commercial	135,775	45,133	78,146	23,449	13,443	19,794	181,922	497,662
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Leases								
Pass	15,128	12,684	9,736	4,057	1,504	1,148	—	44,257
Substandard	—	—	34	—	—	—	—	34
Total Leases	15,128	12,684	9,770	4,057	1,504	1,148	—	44,291
Current Period Gross Write-offs	—	—	—	—	11	—	—	11
Construction and Land Development								
Pass	74,967	6,027	6,791	585	—	—	8,827	97,197
Substandard	58	—	—	—	—	—	—	58
Total Construction and Land Development	75,025	6,027	6,791	585	—	—	8,827	97,255
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
1-4 Family Construction								
Pass	29,378	488	1,164	363	—	—	10,568	41,961
Total 1-4 Family Construction	29,378	488	1,164	363	—	—	10,568	41,961
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Real Estate Mortgage:								
1-4 Family Mortgage								
Pass	89,561	58,054	102,627	77,293	55,936	18,289	71,097	472,857
Watch/Special Mention	298	196	—	—	324	—	—	818
Substandard	20	45	—	—	—	643	—	708
Total 1-4 Family Mortgage	89,879	58,295	102,627	77,293	56,260	18,932	71,097	474,383
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Multifamily								
Pass	219,162	133,916	486,854	336,859	161,626	57,679	6,624	1,402,720
Watch/Special Mention	9,953	2,245	10,692	—	—	—	—	22,890
Total Multifamily	229,115	136,161	497,546	336,859	161,626	57,679	6,624	1,425,610
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Owner Occupied								
Pass	22,761	31,402	62,522	34,228	17,801	15,355	2,121	186,190
Watch/Special Mention	—	—	—	1,759	1,739	—	593	4,091
Substandard	—	967	—	—	—	—	—	967
Total CRE Owner Occupied	22,761	32,369	62,522	35,987	19,540	15,355	2,714	191,248
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Nonowner Occupied								
Pass	356,582	113,973	261,827	148,866	73,300	97,350	6,962	1,058,860
Watch/Special Mention	9,622	3,659	—	2,690	—	894	—	16,865
Substandard	7,261	122	—	—	—	—	—	7,383
Total CRE Nonowner Occupied	373,465	117,754	261,827	151,556	73,300	98,244	6,962	1,083,108
Current Period Gross Write-offs	1,236	—	—	—	—	—	—	1,236
Total Real Estate Mortgage Loans	715,220	344,579	924,522	601,695	310,726	190,210	87,397	3,174,349
Consumer and Other								
Pass	921	3,061	498	157	1,301	5	7,035	12,978
Substandard	—	18	—	—	—	—	—	18
Total Consumer and Other	921	3,079	498	157	1,301	5	7,035	12,996
Current Period Gross Write-offs	17	—	—	—	—	—	2	19
Total Period Gross Write-offs	1,253	—	—	—	11	—	2	1,266
Total Loans	$ 971,447	$ 411,990	$ 1,020,891	$ 630,306	$ 326,974	$ 211,157	$ 295,749	$ 3,868,514

(dollars in thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
December 31, 2023								
Commercial								
Pass.	$ 93,299	$ 121,274	$ 37,056	$ 19,297	$ 18,594	$ 4,507	$ 149,836	$ 443,863
Watch/Special Mention.	1,700	318	34	—	—	—	2,003	4,055
Substandard	3	11,299	—	—	—	50	4,791	16,143
Total Commercial	95,002	132,891	37,090	19,297	18,594	4,557	156,630	464,061
Current Period Gross Write-offs	72	96	12	—	—	—	—	180
Construction and Land Development								
Pass.	87,402	99,133	34,122	46	—	—	12,021	232,724
Substandard	—	80	—	—	—	—	—	80
Total Construction and Land Development	87,402	99,213	34,122	46	—	—	12,021	232,804
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
1-4 Family Construction								
Pass.	35,172	16,156	941	355	—	—	12,214	64,838
Substandard	249	—	—	—	—	—	—	249
Total 1-4 Family Construction	35,421	16,156	941	355	—	—	12,214	65,087
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Real Estate Mortgage:								
1-4 Family Mortgage								
Pass.	74,602	106,085	83,525	52,813	18,789	3,403	62,490	401,707
Substandard	—	—	—	—	—	659	30	689
Total 1-4 Family Mortgage	74,602	106,085	83,525	52,813	18,789	4,062	62,520	402,396
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Multifamily								
Pass.	192,078	456,179	444,162	196,784	41,998	45,847	8,577	1,385,625
Watch/Special Mention.	2,916	—	—	—	—	—	—	2,916
Total Multifamily	194,994	456,179	444,162	196,784	41,998	45,847	8,577	1,388,541
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Owner Occupied								
Pass.	36,255	61,724	40,748	20,610	4,903	8,312	1,672	174,224
Substandard	194	—	494	—	—	871	—	1,559
Total CRE Owner Occupied	36,449	61,724	41,242	20,610	4,903	9,183	1,672	175,783
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Nonowner Occupied								
Pass.	164,226	305,749	253,683	77,618	78,288	66,569	4,521	950,654
Watch/Special Mention.	16,301	—	3,213	—	—	—	—	19,514
Substandard	15,183	1,955	—	—	—	—	—	17,138
Total CRE Nonowner Occupied	195,710	307,704	256,896	77,618	78,288	66,569	4,521	987,306
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Total Real Estate Mortgage Loans	501,755	931,692	825,825	347,825	143,978	125,661	77,290	2,954,026
Consumer and Other								
Pass.	2,908	256	9	1,460	6	—	3,665	8,304
Total Consumer and Other	2,908	256	9	1,460	6	—	3,665	8,304
Current Period Gross Write-offs	42	—	—	—	—	—	2	44
Total Period Gross Write-offs.	114	96	12	—	—	—	2	224
Total Loans	$ 722,488	$ 1,180,208	$ 897,987	$ 368,983	$ 162,578	$ 130,218	$ 261,820	$ 3,724,282

The Company recorded a $2.9 million and $2.1 million provision for credit losses on loans and leases for the year ended December 31, 2024 and 2023, respectively, compared to a $7.7 million provision for loan losses for the year ended December 31, 2022. The Company also recorded a $114,000 PCD allowance for loans acquired in the FMCB transaction. The Company utilized the incurred loss method for the year ended December 31, 2022 and adopted CECL on January 1, 2023. The following table presents the activity in the allowance for credit losses, by segment, for the year ended December 31, 2024 and 2023:

(dollars in thousands)	Commercial	Leases	Construction and Land Development	1--4 Family Construction	1--4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Non-owner Occupied	Consumer and Other	Unallocated	Total
Allowance for Credit Losses for Loans and Leases:											
Balance at January 1, 2023	$ 6,501	$ —	$ 3,911	$ 845	$ 4,325	$ 17,459	$ 1,965	$ 12,576	$ 151	$ 263	$ 47,996
Impact of Adopting CECL	(1,158)	—	(1,070)	(235)	(1,778)	3,318	(943)	2,869	(90)	(263)	650
Provision for Credit Losses for Loans and Leases	225	—	(685)	(52)	99	1,440	162	780	81	—	2,050
Loans Charged-off	(180)	—	—	—	—	—	—	—	(44)	—	(224)
Recoveries of Loans	10	—	—	—	5	—	—	—	7	—	22
Balance at December 31, 2023	5,398	—	2,156	558	2,651	22,217	1,184	16,225	105	—	50,494
PCD Allowance	90	20	—	—	—	—	—	—	4	—	114
Provision for Credit Losses for Loans and Leases [1]	120	359	(1,290)	(227)	141	903	106	2,746	42	—	2,900
Loans Charged-off	—	(11)	—	—	—	—	—	(1,236)	(19)	—	(1,266)
Recoveries of Loans	22	—	—	—	3	—	—	—	10	—	35
Balance at December 31, 2024	$ 5,630	$ 368	$ 866	$ 331	$ 2,795	$ 23,120	$ 1,290	$ 17,735	$ 142	$ —	$ 52,277

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the FMCB transaction of $950,000 for the year ended December 31, 2024.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2022 utilizing the incurred loss method.

(dollars in thousands)	Commercial	Construction and Land Development	1--4 Family Construction	1--4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Non-owner Occupied	Consumer and Other	Unallocated	Total
Allowance for Loan Losses:										
Balance at January 1, 2022	$ 6,269	$ 3,139	$ 618	$ 3,757	$ 12,610	$ 1,495	$ 11,335	$ 147	$ 650	$ 40,020
Provision for Loan Losses	235	772	227	280	4,849	470	1,241	13	(387)	7,700
Loans Charged-off	(13)	—	—	—	—	—	—	(24)	—	(37)
Recoveries of Loans	10	—	—	288	—	—	—	15	—	313
Balance at December 31, 2022	$ 6,501	$ 3,911	$ 845	$ 4,325	$ 17,459	$ 1,965	$ 12,576	$ 151	$ 263	$ 47,996

The following tables present the balance in the allowance for credit losses and the recorded investment in loans, by segment, based on impairment method as of December 31, 2024 and 2023:

(dollars in thousands)	Commercial	Leases	Construction and Land Development	1--4 Family Construction	1--4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Non-owner Occupied	Consumer and Other	Total
ACL at December 31, 2024										
Individually Evaluated for Impairment	$ 133	$ 6	$ —	$ —	$ —	$ —	$ —	$ —	$ 5	$ 144
Collectively Evaluated for Impairment	5,497	362	866	331	2,795	23,120	1,290	17,735	137	52,133
Totals	$ 5,630	$ 368	$ 866	$ 331	$ 2,795	$ 23,120	$ 1,290	$ 17,735	$ 142	$ 52,277
ACL at December 31, 2023										
Individually Evaluated for Impairment	$ 8	$ —	$ —	$ —	$ —	$ —	$ —	$ 95	$ —	$ 103
Collectively Evaluated for Impairment	5,390	—	2,156	558	2,651	22,217	1,184	16,130	105	50,391
Totals	$ 5,398	$ —	$ 2,156	$ 558	$ 2,651	$ 22,217	$ 1,184	$ 16,225	$ 105	$ 50,494

(dollars in thousands)	Commercial	Leases	Construction and Land Development	1–4 Family Construction	1–4 Family Mortgage	Multifamily	CRE Owner Occupied	CRE Non-owner Occupied	Consumer and Other	Total
Loans at December 31, 2024										
Individually Evaluated for Impairment	$ 14,045	$ 34	$ 58	$ —	$ 708	$ —	$ 1,558	$ 8,278	$ 18	$ 24,699
Collectively Evaluated for Impairment	483,617	44,257	97,197	41,961	473,675	1,425,610	189,690	1,074,830	12,978	3,843,815
Totals	$ 497,662	$ 44,291	$ 97,255	$ 41,961	$ 474,383	$ 1,425,610	$ 191,248	$ 1,083,108	$ 12,996	$ 3,868,514
Loans at December 31, 2023										
Individually Evaluated for Impairment	$ 16,143	$ —	$ 80	$ 249	$ 689	$ —	$ 1,559	$ 17,138	$ —	$ 35,858
Collectively Evaluated for Impairment	447,918	—	232,724	64,838	401,707	1,388,541	174,224	970,168	8,304	3,688,424
Totals	$ 464,061	$ —	$ 232,804	$ 65,087	$ 402,396	$ 1,388,541	$ 175,783	$ 987,306	$ 8,304	$ 3,724,282

The following tables present the amortized cost basis of collateral dependent loans by the primary collateral type, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans as of December 31, 2024 and 2023:

	Primary Type of Collateral				ACL
(dollars in thousands)	Real Estate	Business Assets	Other	Total	Allocation
December 31, 2024					
Commercial	$ —	$ 3,688	$ 10,357	$ 14,045	$ 133
Leases	—	—	34	34	6
Construction and Land Development	58	—	—	58	—
Real Estate Mortgage:					
1-4 Family Mortgage	708	—	—	708	—
CRE Owner Occupied	1,558	—	—	1,558	—
CRE Nonowner Occupied	8,278	—	—	8,278	—
Consumer and Other	—	—	18	18	5
Totals	$ 10,602	$ 3,688	$ 10,409	$ 24,699	$ 144

	Primary Type of Collateral				ACL
(dollars in thousands)	Real Estate	Business Assets	Other	Total	Allocation
December 31, 2023					
Commercial	$ —	$ 5,782	$ 10,361	$ 16,143	$ 8
Construction and Land Development	80	—	—	80	—
1-4 Family Construction	249	—	—	249	—
Real Estate Mortgage:					
1-4 Family Mortgage	689	—	—	689	—
CRE Owner Occupied	1,559	—	—	1,559	—
CRE Nonowner Occupied	17,138	—	—	17,138	95
Totals	$ 19,715	$ 5,782	$ 10,361	$ 35,858	$ 103

Accrued interest receivable on loans, which is recorded within accrued interest on the balance sheet, totaled $11.4 million and $11.8 million at December 31, 2024 and 2023, respectively, and was excluded from the estimate of credit losses. The Company did not have any modified loans at December 31, 2024 and one modified loan at December 31, 2023.

Note 7: Premises and Equipment

Premises and equipment are summarized as follows for the years ended December 31, 2024 and 2023:

(dollars in thousands)	Range of Useful Lives	December 31, 2024	December 31, 2023
Land	N/A	$ 8,145	$ 8,119
Building	15 - 39 Years	43,580	41,266
Leasehold Improvements	3 - 10 Years	2,022	1,951
Furniture and Equipment	2 - 5 Years	6,411	6,544
Construction in Progress	N/A	357	—
Subtotal		60,515	57,880
Accumulated Depreciation		(10,982)	(8,994)
Totals		$ 49,533	$ 48,886

Depreciation and amortization expense charged to noninterest expense for the years ended December 31, 2024, 2023 and 2022, totaled $2.4 million, $2.5 million and $2.6 million, respectively. Construction in progress represents amounts paid for the construction of the Bank's new branch building in Lake Elmo, Minnesota. Construction is expected to be completed in 2025.

Note 8: Goodwill and Other Intangible Assets

Goodwill was $12.0 million at December 31, 2024 compared to $2.6 million at December 31, 2023. In 2024, the Company recorded goodwill of $9.4 million acquired in the FMCB transaction. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of core deposit relationships and favorable lease terms.

The following table presents a summary of other intangible assets at December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Core Deposit Intangible	$ 8,833	$ 1,093
Favorable Lease	445	445
Subtotal	9,278	1,538
Accumulated Amortization	(1,428)	(1,350)
Totals	$ 7,850	$ 188

Amortization expense of other intangible assets was $78,000 for the year ended December 31, 2024, $100,000 for the year ended December 31, 2023, and $191,000 for the year ended December 31, 2022. In 2024, the Company recorded a $7.7 million core deposit intangible asset acquired in the FMCB transaction. The core deposit intangible asset is amortized over its estimated useful life of ten years.

The following table presents the estimated future amortization of the core deposit intangible and favorable lease asset for the next five years and thereafter. The projections of amortization expense are based on existing asset balances as of December 31, 2024.

(dollars in thousands)	Core Deposit Intangible	Favorable Lease
2025	$ 886	$ 34
2026	871	34
2027	852	34
2028	830	34
2029	803	18
Thereafter	3,454	—
Totals	$ 7,696	$ 154

Note 9: Leases

The Company's operating leases are real estate leases which are comprised of bank branches and office space with terms extending through 2029. Operating lease agreements are required to be recognized on the consolidated balance sheets as an ROU asset and a corresponding lease liability. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability.

Operating lease ROU assets represent the Company's right to use the underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using the rate implicit in the lease. As the rate implicit in the lease is rarely determinable, the Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors.

As the Company elected not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance, property taxes and other costs associated with the lease. These variable payments are not included in the lease liability and are expensed as incurred.

The following table presents the components of lease expense and cash flow information related to operating leases as of the periods indicated:

(dollars in thousands)	December 31,		
	2024	2023	2022
Operating Lease Cost	$ 593	$ 557	$ 538
Variable Lease Cost	265	262	253
Total Lease Cost	$ 858	$ 819	$ 791

The following table presents other information on the Company's operating leases for the years ended December 31, 2024 and 2023:

	December 31,	
(dollars in thousands)	2024	2023
Operating Lease Right-of-Use Assets	$ 1,540	$ 1,938
Operating Lease Liabilities	1,580	1,972
Weighted Average Remaining Lease Term (in Years)	3.34	4.95
Weighted Average Discount Rate	1.91 %	1.68 %

Other Information
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$ 587	$ 543

The following table presents the future expected operating lease payments under the Company's operating lease agreements as of December 31, 2024:

(dollars in thousands)	December 31, 2024
2025	$ 599
2026	443
2027	281
2028	254
2029	53
Thereafter	—
Total Undiscounted Lease Payments	1,630
Discount for Present Value of Expected Cash Flows	(50)
Total Lease Liability	$ 1,580

The Greenwood location is leased pursuant to the terms of a non-cancelable lease agreement with Bridgewater Properties Greenwood, LLC, a related party through common ownership, in effect at December 31, 2024. The lease contains one remaining option to extend the lease for a period of five years. Future minimum rent commitments under the operating lease are listed below at December 31, 2024.

(dollars in thousands)	2024
2025	$ 181
2026	108
Total	$ 289

The Company receives rents from the lease of office and retail space in its corporate headquarters building and its two office buildings in Minnetonka. Rental income is included in noninterest expense as an offset to rental expense. Future minimum rental income under these leases are listed below at December 31, 2024.

(dollars in thousands)	2024
2025	$ 811
2026	545
2027	484
2028	422
2029	291
Thereafter	264
Total	$ 2,817

Rental income, which is included in occupancy and equipment expense, including common area maintenance pertaining to banking premises for the years ended December 31, 2024, 2023 and 2022, totaled $919,000, $894,000 and $907,000, respectively.

Note 10: Deposits

The following table presents the composition of deposits at December 31, 2024 and 2023:

	December 31,	
(dollars in thousands)	2024	2023
Transaction Deposits.	$ 1,663,005	$ 1,449,765
Savings and Money Market Deposits	1,259,503	935,091
Time Deposits	338,506	300,651
Brokered Deposits.	825,753	1,024,441
Totals.	$ 4,086,767	$ 3,709,948

Brokered deposits contained brokered transaction and money market accounts of $127.4 million and $174.0 million as of December 31, 2024 and 2023, respectively.

The following table presents the scheduled maturities of brokered and customer time deposits at December 31, 2024:

	December 31, 2024
(dollars in thousands)	
Less than 1 Year	$ 469,126
1 to 2 Years	361,443
2 to 3 Years	89,107
3 to 4 Years	79,375
4 to 5 Years	37,761
Greater than 5 Years	—
Totals	$ 1,036,812

The aggregate amount of time deposits greater than $250,000 was $155.0 million and $138.4 million at December 31, 2024 and 2023, respectively.

Note 11: Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments, which consist of interest rate swaps and interest rate caps, to assist in its interest rate risk management. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative financial instruments are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and classification as either a cash flow hedge or fair value hedge for those derivatives which are designed as part of the hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

Non-hedge Derivatives

The Company enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments to meet client needs, the Company enters into offsetting positions with large U.S.

financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or client owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the client or counterparty and therefore, the Company has no credit risk.

The following table presents a summary of the Company's interest rate swaps to facilitate customer transactions as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
(dollars in thousands)	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate swap agreements:				
Assets	$ 115,577	$ 8,210	$ 63,814	$ 6,981
Liabilities	115,577	(8,210)	63,814	(6,981)
Total	$ 231,154	$ —	$ 127,628	$ —

Cash Flow Hedging Derivatives

For derivative instruments that are designated and qualify as a cash flow hedge, the aggregate fair value of the derivative instrument is recorded in other assets or other liabilities with any gain or loss related to changes in fair value recorded in accumulated other comprehensive income, net of tax. The gain or loss is reclassified into earnings in the same period during which the hedged asset or liability affects earnings and is presented in the same income statement line item as the earnings effect of the hedged asset or liability. The Company utilizes cash flow hedges to manage interest rate exposure for the brokered deposit and wholesale borrowing portfolios. During the next 12 months, the Company estimates that $5.6 million will be reclassified to interest expense, as a reduction of the expense.

The following table presents a summary of the Company's interest rate swaps designated as cash flow hedges as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Notional Amount	$ 178,000	$ 183,000
Weighted Average Pay Rate	2.20 %	2.00 %
Weighted Average Receive Rate	4.80 %	5.48 %
Weighted Average Maturity (Years)	4.02	4.04
Net Unrealized Gain	$ 5,139	$ 5,271

The Company purchases interest rate caps, designated as cash flow hedges, of certain funding liabilities. The interest rate caps require receipt of variable amounts from the counterparties when interest rates rise above the strike price in the contracts. For the years ended December 31, 2024, 2023, and 2022, the Company recognized amortization expense on the interest rate caps of $800,000, $791,000, and $772,000, respectively, which was recorded as a component of interest expense on brokered deposits and FHLB advances.

The following table presents a summary of the Company's interest rate caps designated as cash flow hedges as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Notional Amount	$ 125,000	$ 125,000
Unamortized Premium Paid	4,281	5,081
Weighted Average Strike Rate	0.96 %	0.96 %
Weighted Average Maturity (Years)	5.34	6.34

The following table presents the effect of derivative instruments in cash flow hedging relationships on the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)		Year Ended December 31, 2024	2023	2022
Derivatives in Cash Flow Hedging Relationships	**Location of Gain (Loss) Reclassified from AOCI into Income**	**Gain (Loss) Reclassified from AOCI into Earnings**		
Interest rate swaps	Interest expense	$ 5,721	$ 5,783	$ 679
Interest rate caps	Interest expense	3,524	319	(671)

No amounts were reclassified from accumulated other comprehensive income into net income related to hedge ineffectiveness for these derivatives during the years ended December 31, 2024, 2023 and 2022, and no amounts are expected to be reclassified from accumulated other comprehensive income into net income related to hedge ineffectiveness over the next twelve months.

Fair Value Hedging Derivative

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate available for sale securities. The hedging strategy converts the fixed interest rates to variable interest rates based on Secured Overnight Financing Rate (“SOFR”).

The following table presents a summary of the Company’s interest rate swaps designated as fair value hedges as of December 31, 2024:

(dollars in thousands)	December 31, 2024
Notional Amount	$ 145,850
Weighted Average Pay Rate	3.52 %
Weighted Average Receive Rate	4.82
Weighted Average Maturity (Years)	19.47

The Company had no interest rate swaps designed as fair value hedges as of December 31, 2023.

The effects of the Company’s fair value hedge relationships on the income statement during the year ending December 31, 2024 was as follows:

(dollars in thousands)		Amount of Gain (Loss) Recognized in Income
Securities	**Location of Gain (Loss)**	**December 31, 2024**
Interest Rate Swaps	Interest Income	$ (10,487)
Securities Available for Sale	Interest Income	10,487

The following table presents amounts that were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges at December 31, 2024:

(dollars in thousands)	Carrying Amount of The Hedged Assets/Liabilities		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets/Liabilities	
Line Item on the Balance Sheet	**December 31, 2024**	**December 31, 2023**	**December 31, 2024**	**December 31, 2023**
Securities Available for Sale	$ 156,337	$ —	$ 10,487	$ —

The following table presents a summary of the Company's interest rate contracts as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest Rate Swap Agreements - Borrowings:				
Assets	$ 178,000	$ 5,139	$ 135,000	$ 6,891
Liabilities	—	—	48,000	(1,620)
Interest Rate Swap Agreements - Securities:				
Assets	145,850	10,487	—	—
Interest Rate Cap Agreements:				
Assets	125,000	19,319	125,000	18,717

The Company is party to collateral support agreements with certain derivative counterparties. These agreements require that the Company maintain collateral based on the fair values of derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral. As of both December 31, 2024 and 2023, the Company pledged no cash collateral for the Company's derivative contracts. As of December 31, 2024 and 2023, the Company's derivative counterparties pledged cash collateral to the Company of $44.2 million and $31.8 million, respectively.

The following table summarizes gross and net information about derivative instruments that are eligible for offset on the balance sheet at December 31, 2024 and 2023:

(dollars in thousands)	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Assets (Liabilities)
				Financial Instruments	Cash Collateral Received (Paid)	
December 31, 2024						
Assets	$ 43,155	$ —	$ 43,155	$ —	$ 44,233	$ (1,078)
Liabilities	(8,210)	—	(8,210)	—	—	(8,210)
December 31, 2023						
Assets	$ 32,589	$ —	$ 32,589	$ —	$ 31,783	$ 806
Liabilities	(8,601)	—	(8,601)	—	—	(8,601)

Note 12: Federal Home Loan Bank Advances and Other Borrowings

Federal Home Loan Bank Advances. The Company has entered into an Advances, Pledge, and Security Agreement with the FHLB whereby specific mortgage loans of the Bank's with principal balances of $1.54 billion and $1.45 billion at December 31, 2024 and 2023, respectively, were pledged to the FHLB as collateral. FHLB advances are also secured with FHLB stock owned by the Company. Total remaining available capacity under the agreement was $483.2 million and $498.7 million at December 31, 2024 and 2023, respectively.

The following table presents FHLB advances, by maturity, at December 31, 2024 and 2023:

| | December 31, 2024 | | December 31, 2023 | |
	Weighted Average Rate	Total Outstanding	Weighted Average Rate	Total Outstanding
(dollars in thousands)				
Less than 1 Year	4.62 %	$ 288,000	5.31 %	$ 233,000
1 to 2 Years	3.45	21,500	4.31	25,000
2 to 3 Years	4.13	27,500	3.45	21,500
3 to 4 Years	4.01	22,500	3.94	17,500
4 to 5 Years	—	—	4.01	22,500
Totals		$ 359,500		$ 319,500

Federal Reserve Discount Window. At December 31, 2024 and 2023, the Company had the ability to draw additional borrowings of $925.8 million and $979.4 million, respectively, from the Federal Reserve Bank of Minneapolis. The ability to draw borrowings was based on loan collateral pledged with principal balances of $815.5 million and investment securities collateral pledged with fair value of $289.9 million as of December 31, 2024, subject to the approval from the Board of Governors of the Federal Reserve System. As of December 31, 2023, the ability to draw borrowings was based on loan collateral pledged with principal balances of $1.08 billion and investment securities pledged with fair value of $170.7 million. There were no Federal Reserve borrowings outstanding as of December 31, 2024 and 2023.

Federal Funds Purchased. Federal funds purchased mature one business day from the transaction date. There were $-0- federal funds purchased outstanding as of each of December 31, 2024 and 2023.

Line of Credit. The Company has an outstanding Loan and Security Agreement and related revolving note with an unaffiliated financial institution that is secured by 100% of the issued and outstanding stock of the Bank. The maximum principal amount of the Company's revolving line of credit is $40.0 million. As of December 31, 2024, the Company had two outstanding letters of credit totaling $6.4 million under this facility. There were no outstanding letters of credit as of December 31, 2023. The note contains customary representations, warranties, and covenants, including certain financial covenants and capital ratio requirements. As of December 31, 2024, the Company believes it was in compliance with all such covenants and capital ratio requirements.

The following table presents the revolving line of credit at December 31, 2024 and 2023:

Name	Maturity Date	Total Debt Outstanding December 31, 2024	Total Debt Outstanding December 31, 2023	Interest Rate	Coupon Structure
Revolving Credit Facility [1]	September 1, 2026	$ 13,750	$ 13,750	7.50 %	Variable with Floor [2]

(1) On September 1, 2024, the Company entered into a third amendment to the loan agreement which extended the maturity date from September 1, 2024 to September 1, 2026.

(2) The variable interest rate is equal to the greater of the Wall Street Journal Prime Rate in effect or a floor rate of 4.50%.

Note 13: Subordinated Debentures

The following presents a summary of the Company's subordinated debentures as of December 31, 2024 and 2023:

Name	Date Established	First Redemption Date	Maturity Date	Total Debt Outstanding December 31, 2024	Total Debt Outstanding December 31, 2023	Interest Rate	Coupon Structure
(dollars in thousands)							
2030 Notes	June 19, 2020	July 1, 2025	July 1, 2030	$ 50,000	$ 50,000	5.25 %	Fixed-to-Floating [1]
2031 Notes	July 8, 2021	July 15, 2026	July 15, 2031	30,000	30,000	3.25 %	Fixed-to-Floating [2]
Subordinated Debentures. .				80,000	80,000		
Debt Issuance Costs				(330)	(712)		
Subordinated Debentures, Net of Issuance Costs				$ 79,670	$ 79,288		

(1) Migrates to three month term SOFR + 5.13% beginning July 1, 2025 until either the early redemption date or the maturity date.
(2) Migrates to three month term SOFR + 2.52% beginning July 15, 2026 until either the early redemption date or the maturity date.

Note 14: Related-Party Transactions

In the ordinary course of business, the Company has granted loans to executive officers, directors, principal shareholders, and their affiliates (together, "related parties"). The following table presents the activity associated with loans made between related parties for the years ended December 31, 2024 and 2023:

(dollars in thousands)	2024	2023
Beginning Balance	$ 31,840	$ 27,676
New Loans and Advances	6,598	8,587
Repayments	(29,119)	(4,423)
Totals	$ 9,319	$ 31,840

Deposits from related parties held by the Company at December 31, 2024 and 2023 were $18.4 million and $17.9 million, respectively.

The Company has a lease agreement with a related party which is disclosed in "Note 9 – Leases".

Note 15: Income Taxes

The following table presents the allocation of federal and state income taxes between current and deferred portions as of December 31, 2024, 2023 and 2022:

(dollars in thousands)	2024	2023	2022
Current Tax Provision	$ 9,887	$11,886	$19,719
Deferred Tax Expense (Benefit)	24	676	(1,401)
Total Income Tax Provision	$ 9,911	$12,562	$18,318

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows as of December 31, 2024, 2023 and 2022:

(dollars in thousands)	2024 Amount	2024 Percent	2023 Amount	2023 Percent	2022 Amount	2022 Percent
Amount of Statutory Rate	$8,974	21.0 %	$11,030	21.0 %	$15,059	21.0 %
State Income Taxes (Net of Federal Income Tax Benefit)	2,920	6.8	3,511	6.6	5,349	7.5
Interest on Investment Securities and Loans Exempt From Federal Income Tax	(984)	(2.3)	(1,175)	(2.3)	(899)	(1.3)
Tax Credits	(360)	(0.8)	(91)	0.0	(835)	(1.2)
Other Differences	(639)	(1.5)	(713)	(1.4)	(356)	(0.5)
Totals	$9,911	23.2 %	$12,562	23.9 %	$18,318	25.5 %

The Company's effective tax rate may fluctuate as it is impacted by the level and timing of the Company's utilization of historic tax credits, low-income housing tax credits, the level of tax-exempt investments and loans, and the overall level of pre-tax income.

The following table presents the components of the net deferred tax asset included in other assets, as of December 31, 2024 and 2023:

(dollars in thousands)	2024	2023
Depreciation	$ (834)	$ (279)
Allowance for Credit Losses	14,559	14,261
Unrealized Loss on Securities Available for Sale	11,189	12,793
Unrealized Gain on Cash Flow Hedges	(5,799)	(5,434)
Prepaid Expenses	(200)	(221)
Deferred Loan Fees	1,912	1,856
Reserve for Off-Balance Sheet Credit Exposures	1,015	843
Other	92	108
Totals	$ 21,934	$ 23,927

Note 16: Tax Credit Investments

The Company invests in qualified affordable housing projects and federal historic projects for the purpose of community reinvestment and obtaining tax credits. The Company's tax credit investments are limited to existing lending relationships with well-known developers and projects within the Company's market area.

The following table presents a summary of the Company's investments in qualified affordable housing projects and other tax credit investments at December 31, 2024 and 2023:

(dollars in thousands)		December 31, 2024 Investment	December 31, 2024 Unfunded Commitment [1]	December 31, 2023 Investment	December 31, 2023 Unfunded Commitment
Investment	Accounting Method				
Low Income Housing Tax Credit (LIHTC)	Proportional Amortization	$ 14,922	$ 340	$ 16,897	$ 7,579
Federal Historic Tax Credit (FHTC)	Proportional Amortization	2,872	2,541	3,403	2,353
Total		$ 17,794	$ 2,881	$ 20,300	$ 9,932

(1) All commitments are expected to be paid by the Company by December 31, 2025.

The following table presents a summary of the amortization expense and tax benefit recognized for the Company's qualified affordable housing projects and other tax credit investments during 2024, 2023 and 2022:

(dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Amortization Expense [1]			
LIHTC	$ 1,991	$ 1,810	$ 271
FHTC	719	668	408
Total	$ 2,710	$ 2,478	$ 679
Tax Benefit Recognized [2]			
LIHTC	$ (2,347)	$ (1,693)	$ (330)
FHTC	(885)	(912)	(607)
Total	$ (3,232)	$ (2,605)	$ (937)

(1) The amortization expense for the LIHTC investments are included in income tax expense. Prior to 2023, the amortization for the FHTC tax credits are included in noninterest expense. Beginning January 1, 2023, with the adoption of ASU 2023-02, the amortization expense for the FHTC investments are included in income tax expense.

(2) All of the tax benefits recognized are included in income tax expense. Prior to 2023, the tax benefit recognized for the FHTC investments primarily reflected the tax credits generated from the investments, and excluded the net tax expense/benefit of the investments' income/loss.

Note 17: Commitments, Contingencies and Credit Risk

Financial Instruments with Off-Balance Sheet Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual, or notional, amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements.

The following commitments were outstanding at December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Unfunded Commitments Under Lines of Credit	$ 679,064	$ 546,632
Letters of Credit	124,397	103,289
Totals	$ 803,461	$ 649,921

Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds. Unfunded commitments under commercial lines of credit, home equity lines of credit, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not require collateral and may or may not contain a specific maturity date.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within two years. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments.

The Company had outstanding letters of credit with the FHLB in total amounts of $103.2 million and $114.4 million at December 31, 2024 and 2023, respectively, on behalf of customers and to secure public deposits.

The ACL for off-balance sheet credit exposures was $3.6 million and $3.0 million at December 31, 2024 and December 31, 2023, respectively, and is separately classified on the balance sheet within other liabilities.

The following table presents the balance and activity in the ACL for off-balance sheet credit exposures for the year ended December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Allowance for Credit Losses:		
Beginning Balance	$ 2,985	$ 360
Impact of Adopting CECL	—	4,850
Provision for (Recovery of) Off-Balance Sheet Credit Exposures	625	(2,225)
Total Ending Balance	$ 3,610	$ 2,985

Legal Contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 18: Stock Options and Restricted Stock

In 2012, the Company adopted the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (the "2012 Plan") under which the Company was able to grant options to its directors, officers, and employees for up to 750,000 shares of common stock. Both incentive stock options and nonqualified stock options were granted under the 2012 Plan. The exercise price of each option equals the fair market value of the Company's stock on the date of grant, and the maximum term of each outstanding option is ten years. All outstanding options have been granted with vesting periods of four or five years. The 2012 Plan expired in March 2022, and awards are no longer able to be granted under the 2012 Plan.

In 2017, the Company adopted the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (the "2017 Plan"). Under the 2017 Plan, the Company may grant options to its directors, officers, employees and consultants for up to 1,500,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the 2017 Plan. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each outstanding option is ten years. All outstanding options have been granted with vesting periods of four or five years. As of December 31, 2024 and 2023, there were 30,000 and 5,000 shares, respectively, of the Company's common stock reserved for future option grants under the 2017 Plan.

In 2019, the Company adopted the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (the "2019 EIP"). The types of awards which may be granted under the 2019 EIP include incentive and nonqualified stock options, stock appreciation rights, stock awards, restricted stock units, restricted stock and cash incentive awards. The Company may grant these awards to its directors, officers, employees and certain other service providers for up to 1,000,000 shares of common stock. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each award is ten years. All outstanding awards have been granted with vesting periods of four years. As of December 31, 2024, and 2023, there were 87 and -0- shares, respectively, of the Company's common stock reserved for future grants under the 2019 EIP.

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

In 2023, the Company adopted the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (the "2023 EIP"). Under the 2023 EIP, the Company may grant incentive and nonqualified stock options, stock appreciation rights, stock awards, restricted stock units, restricted stock and cash incentive awards. The Company may grant these awards to its directors, officers, employees and certain other service providers for up to 1,500,000 shares of common stock. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each award is ten years. All outstanding awards have been granted with a vesting period of four years. As of December 31, 2024, and 2023, there were 972,460 and 1,107,752 shares, respectively, of the Company's common stock reserved for future grants under the 2023 EIP.

Stock Options

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on an industry index as described below. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Historically, the Company has not paid a dividend on its common stock and does not expect to do so in the near future.

The Company used the S&P 600 CM Bank Index as its historical volatility index. The S&P 600 CM Bank Index is an index of publicly traded small capitalization, regional, commercial banks located throughout the United States. There were 59 banks in the index ranging in market capitalization from $600.0 million up to $5.0 billion.

The weighted average assumptions used in the model for valuing stock option grants in 2024 is as follows:

	December 31, 2024
Dividend Yield	— %
Expected Life	7 Years
Expected Volatility	30.32 %
Risk-Free Interest Rate	3.89 %

The following table presents a summary of the status of the Company's outstanding stock options for the years ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	2,014,994	$ 10.57	1,913,444	$ 9.35
Granted	10,000	13.17	421,500	10.84
Exercised	(99,385)	7.68	(305,950)	3.15
Forfeitures	(65,000)	11.81	(14,000)	14.63
Outstanding at Period End	1,860,609	$ 10.69	2,014,994	$ 10.57
Options Exercisable at Period End	1,423,108	$ 9.95	1,348,744	$ 9.36

For the years ended December 31, 2024, 2023 and 2022, the Company recognized compensation expense for stock options of $917,000, $851,000 and $1.1 million, respectively.

(dollars in thousands, except share data)

The following table presents information pertaining to options outstanding at December 31, 2024:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years		Number of Options	Weighted Average Exercise Price
$ 7.00 - 7.99	827,120	$ 7.47	2.7		827,120	$ 7.47
8.00 - 8.99	7,461	8.76	5.2		7,461	8.76
10.00 - 10.99	221,500	10.62	8.4		57,249	10.55
11.00 - 11.99	240,500	11.16	7.3		122,375	11.22
12.00 - 12.99	263,528	12.90	4.6		263,528	12.90
13.00 - 13.99	10,000	13.17	9.6		—	—
17.00 - 17.99	290,500	17.50	7.1		145,375	17.50
Totals	1,860,609	$ 10.69	5.0		1,423,108	$ 9.95

As of December 31, 2024, there was $1.8 million of total unrecognized compensation cost related to nonvested stock options that is expected to be recognized over a weighted-average period of 2.2 years.

The following table presents an analysis of nonvested options to purchase shares of the Company's stock issued and outstanding for the year ended December 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested Options at December 31, 2023	666,250	$ 5.09
Granted	10,000	5.35
Vested	(198,749)	4.97
Forfeited	(40,000)	4.88
Nonvested Options at December 31, 2024	437,501	$ 5.18

Restricted Stock Awards

In 2019 and 2020, the Company granted restricted stock awards out of the 2019 EIP. These awards vest in equal annual installments on the first four anniversaries of the date of the grant. Nonvested restricted stock awards are classified as outstanding shares with voting and forfeitable dividend rights.

The following table presents an analysis of nonvested restricted stock awards outstanding for the years ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2023	3,411	$ 10.53	38,762	$ 12.50
Granted	—	—	—	—
Vested	(3,411)	10.53	(35,101)	12.69
Forfeited	—	—	(250)	12.92
Nonvested at December 31, 2024	—	$ —	3,411	$ 10.53

Compensation expense associated with the restricted stock awards is recognized on a straight-line basis over the period that the restrictions associated with the awards lapse based on the total cost of the award at the grant date. For the years ended December 31, 2024, 2023 and 2022, the Company recognized compensation expense for restricted stock awards of $13,000, $417,000 and $448,000, respectively.

(dollars in thousands, except share data)

As of December 31, 2024, all compensation cost related to nonvested restricted stock awards granted under the 2019 EIP had been recognized.

In addition, during the year ended December 31, 2024, the Company issued 38,724 shares of common stock to directors as a part of their compensation for their annual services on the Company's board of directors. The aggregate value of the shares issued to directors of $489,000 was included in stock-based compensation expense in the accompanying consolidated statements of shareholders' equity.

Restricted Stock Units

The Company has granted restricted stock units out of the 2019 EIP and 2023 EIP. Restricted stock units represent the right to receive one share of Company stock upon vesting and vest in equal annual installments on the first four anniversaries of the date of the grant. Nonvested restricted stock units have no voting or dividend rights and are not considered outstanding until vested and settled.

The following table presents an analysis of nonvested restricted stock units outstanding for the years ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2023	441,015	$ 14.71	351,310	$ 16.30
Granted	178,010	14.06	221,561	12.77
Vested	(160,630)	14.67	(121,603)	15.53
Forfeited	(42,637)	14.59	(10,253)	17.79
Nonvested at December 31, 2024	415,758	$ 14.46	441,015	$ 14.71

Compensation expense associated with the restricted stock units is recognized on a straight-line basis over the period that the restrictions associated with the units lapse based on the total cost of the unit at the grant date. For the years ended December 31, 2024, 2023 and 2022, the Company recognized compensation expense for restricted stock units of $2.5 million, $2.2 million and $1.5 million, respectively.

As of December 31, 2024, there was $5.4 million of total unrecognized compensation cost related to nonvested restricted stock units granted under the 2019 EIP or 2023 EIP that is expected to be recognized over a weighted-average period of 2.8 years.

Note 19: Profit Sharing Plan

The Company has a combined profit sharing 401(k) plan which provides that an annual contribution up to 100% of each participating employee's total pay, may be contributed to the plan. Employees are eligible to participate after meeting certain eligibility requirements as defined in the plan and are allowed to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service. The terms of the 401(k) plan require employer match contributions equal to 100% of the employee contributions up to 4% of pay. In addition, the terms of the plan allow for discretionary profit sharing contributions as determined by the Company and approved by the board of directors.

The employer match contributions for the 401(k) plan were $1.1 million, $1.0 million, and $1.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. The total employer discretionary profit sharing contributions to the plan were $840,000, $824,000, and $793,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

(dollars in thousands, except share data)

Note 20: Deferred Compensation Plan

In 2013, the Company implemented a deferred compensation plan for certain employees which allows the Company to make a discretionary contribution to the account of any employee designated as a participant in the plan based upon the participant's performance for the calendar year. Company contributions to the plan vest on the fourth anniversary of the last day of the calendar year for which the contribution was made to the plan and accrue interest at a rate equal to the Bank's return on average equity for the immediately preceding calendar year, or an alternative rate set by the Company's board of directors. Distribution of amounts contributed under the plan, including accrued interest, is made in a lump sum cash payment within 75 days following the date such amounts become vested. As of each of December 31, 2024 and 2023, the Company had a liability of $-0- recorded on the consolidated balance sheets. There were no new contributions made to the plan during the years ended December 31, 2024 and 2023.

Note 21: Preferred Stock

In 2021, the Company announced the closing of its underwritten public offering of 2,400,000 depositary shares, each representing a 1/100th interest in a share of the Company's 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share ("Series A Preferred Stock"). The underwriters of the offering exercised in full their option to purchase 360,000 additional depositary shares to cover over-allotments. As a result, the gross proceeds from the offering totaled $69.0 million. Dividends on the Series A Preferred Stock will be non-cumulative and, if declared, accrue and are payable quarterly, in arrears, at a rate of 5.875% per annum. The Series A Preferred Stock qualifies as additional Tier 1 capital for the purposes of the regulatory capital calculations. The net proceeds from the issuance and sale of the depositary shares, each representing a 1/100th ownership interest in the Series A Preferred Stock, after deducting $2.5 million of issuance costs, including the underwriting discount and professional service fees, were $66.5 million.

Note 22: Regulatory Capital

The Company and the Bank are subject to various regulatory requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank must also meet certain specific capital guidelines under the regulatory framework for prompt corrective action. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets (referred to as the "leverage ratio"), as defined under the applicable regulatory capital rules.

The following tables present the capital amounts and ratios for the Company, on a consolidated basis, and the Bank as of December 31, 2024 and 2023:

(dollars in thousands)	Actual Amount	Ratio	Minimum Required For Capital Adequacy Purposes Amount	Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	Ratio
December 31, 2024								
Company (Consolidated):								
Total Risk-based Capital	$ 585,966	13.76 %	$ 340,581	8.00 %	$ 447,013	10.50 %	N/A	N/A
Tier 1 Risk-based Capital.	453,049	10.64	255,436	6.00	361,867	8.50	N/A	N/A
Common Equity Tier 1 Capital . .	386,535	9.08	191,577	4.50	298,008	7.00	N/A	N/A
Tier 1 Leverage Ratio	453,049	9.44	191,878	4.00	191,878	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 573,158	13.49 %	$ 340,003	8.00 %	$ 446,254	10.50 %	$ 425,004	10.00 %
Tier 1 Risk-based Capital.	520,000	12.24	255,002	6.00	361,253	8.50	340,003	8.00
Common Equity Tier 1 Capital . .	520,000	12.24	191,252	4.50	297,503	7.00	276,253	6.50
Tier 1 Leverage Ratio	520,000	10.86	191,593	4.00	191,593	4.00	239,491	5.00

(dollars in thousands)	Actual Amount	Ratio	Minimum Required For Capital Adequacy Purposes Amount	Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	Ratio
December 31, 2023								
Company (Consolidated):								
Total Risk-based Capital	$ 570,770	13.97 %	$ 326,872	8.00 %	$ 429,019	10.50 %	N/A	N/A
Tier 1 Risk-based Capital.	440,947	10.79	245,154	6.00	347,301	8.50	N/A	N/A
Common Equity Tier 1 Capital . .	374,433	9.16	183,865	4.50	286,013	7.00	N/A	N/A
Tier 1 Leverage Ratio	440,947	9.57	184,383	4.00	184,383	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 554,269	13.58 %	$ 326,528	8.00 %	$ 428,568	10.50 %	$ 408,160	10.00 %
Tier 1 Risk-based Capital.	503,787	12.34	244,896	6.00	346,936	8.50	326,528	8.00
Common Equity Tier 1 Capital .	503,787	12.34	183,672	4.50	285,712	7.00	265,304	6.50
Tier 1 Leverage Ratio	503,787	10.95	184,037	4.00	184,037	4.00	230,047	5.00

The Company and the Bank must maintain a capital conservation buffer as defined by regulatory guidelines, in order to avoid limitations on capital distributions, including dividend payments, stock repurchases and certain discretionary bonus payments to executive officers.

As of December 31, 2024 and 2023, the capital ratios of the Company and the Bank were in excess of the quantitative capital ratio standards applicable on those dates.

Note 23: Fair Value Measurement

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilized quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at fair value. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

Recurring Basis

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. There have been no changes in the methodologies used at December 31, 2024. The following table presents the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023:

| (dollars in thousands) | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Fair Value of Financial Assets:				
Securities Available for Sale:				
U.S. Treasury Securities	$ 167,748	$ —	$ —	$ 167,748
Municipal Bonds	—	122,265	—	122,265
Mortgage-Backed Securities	—	244,890	—	244,890
Corporate Securities	—	134,186	—	134,186
U.S. Government Agency Securities	—	22,082	—	22,082
Asset-Backed Securities	—	77,076	—	77,076
Fair Value Swaps	—	10,487	—	10,487
Interest Rate Caps	—	19,319	—	19,319
Interest Rate Swaps	—	13,349	—	13,349
Total Fair Value of Financial Assets	$ 167,748	$ 643,654	$ —	$ 811,402
Fair Value of Financial Liabilities:				
Interest Rate Swaps	$ —	$ 8,210	$ —	$ 8,210
Total Fair Value of Financial Liabilities	$ —	$ 8,210	$ —	$ 8,210

		December 31, 2023		
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Fair Value of Financial Assets:				
Securities Available for Sale:				
Municipal Bonds	$ —	$ 132,524	$ —	$ 132,524
Mortgage-Backed Securities	—	235,315	—	235,315
Corporate Securities	—	130,605	—	130,605
SBA Securities	—	18,674	—	18,674
Asset-Backed Securities	—	86,986	—	86,986
Interest Rate Caps	—	18,717	—	18,717
Interest Rate Swaps	—	13,872	—	13,872
Total Fair Value of Financial Assets	$ —	$ 636,693	$ —	$ 636,693
Fair Value of Financial Liabilities:				
Interest Rate Swaps	$ —	$ 8,601	$ —	$ 8,601
Total Fair Value of Financial Liabilities	$ —	$ 8,601	$ —	$ 8,601

Investment Securities

When available, the Company uses quoted market prices to determine the fair value of investment securities; such items are classified in Level 1 of the fair value hierarchy.

For the Company's investments, when quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially, all of these assumptions are observable in the marketplace and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, or cannot be obtained or corroborated, a security is generally classified as Level 3.

Fair Value Swaps

Fair value swaps are traded in over-the-counter markets where quoted market prices are not readily available. For those fair value swaps, fair value is determined using internally developed models of a third party that uses primarily market observable inputs, such as yield curves and option volatilities, and accordingly are valued using Level 2 inputs.

Interest Rate Caps

The fair value of the caps are calculated by determining the total expected asset or liability exposure of the derivatives. Total expected exposure incorporates both the current and potential future exposure of the derivative, derived from using observable inputs, such as yield curves and volatilities, and accordingly are valued using Level 2 inputs.

Interest Rate Swaps

Interest rate swaps are traded in over-the-counter markets where quoted market prices are not readily available. For those interest rate swaps, fair value is determined using internally developed models of a third party that uses primarily market observable inputs, such as yield curves and option volatilities, and accordingly are valued using Level 2 inputs.

Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of previously recognized impairment.

The following tables present nonrecurring fair value measurements of certain assets for the periods ended December 31, 2024, 2023 and 2022:

	December 31, 2024			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Individually Evaluated Loans.	$ —	$ —	$ 91	$ 44
Totals.	$ —	$ —	$ 91	$ 44

	December 31, 2023			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Individually Evaluated Loans.	$ —	$ —	$ 9,602	$ 199
Totals.	$ —	$ —	$ 9,602	$ 199

	December 31, 2022			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Impaired Loans	$ —	$ 96	$ —	$ 71
Totals.	$ —	$ 96	$ —	$ 71

Individually Evaluated Loans (Impaired Loans prior to January 1, 2023)

The Company records certain loans at fair value on a non-recurring basis. Individually evaluated loans for which an allowance is established, or a write-down has occurred during the period, based on the fair value of collateral require classification in the fair value hierarchy. The fair value of the loan's collateral is determined by appraisals, independent valuation and other techniques. When the fair value of the loan's collateral is based on an observable market price the Company classifies the fair value of the individually evaluated loans within Level 2 of the valuation hierarchy. For loans in which the valuation has unobservable inputs, the Company classifies these within the Level 3 of the valuation hierarchy. As of December 31, 2024, collateral values were estimated using a combination of observable inputs, including recent appraisals, and unobservable inputs, including internally determined values based on cost adjusted for depreciation and customized discounting criteria on appraisals which ranged from 7-10%. Due to the significance of unobservable inputs, fair values of individually evaluated loans have been classified as Level 3.

Fair Value

Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value of cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instruments. Certain financial instruments with a fair value that is not practicable to estimate and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the below amounts nor is it recorded as an intangible asset on the balance sheet. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following tables present the carrying amounts and estimated fair values of financial instruments at December 31, 2024 and 2023:

| | | December 31, 2024 | | | |
| | | Fair Value Hierarchy | | | |
(dollars in thousands)	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Assets:					
Cash and Due From Banks	$ 229,760	$ 229,760	$ —	$ —	$ 229,760
Bank-Owned Certificates of Deposit	4,377	—	4,370	—	4,370
Securities Available for Sale	768,247	167,748	600,499	—	768,247
FHLB Stock, at Cost	19,297	—	19,297	—	19,297
Loans, Net	3,809,436	—	3,709,775	91	3,709,866
Accrued Interest Receivable	17,711	—	17,711	—	17,711
Fair Value Swaps	10,487	—	10,487	—	10,487
Interest Rate Caps	19,319	—	19,319	—	19,319
Interest Rate Swaps	13,349	—	13,349	—	13,349
Financial Liabilities:					
Deposits	$ 4,086,767	$ —	$ 4,131,298	$ —	$ 4,131,298
Notes Payable	13,750	—	13,775	—	13,775
FHLB Advances	359,500	—	358,759	—	358,759
Subordinated Debentures	79,670	—	76,056	—	76,056
Accrued Interest Payable	4,008	—	4,008	—	4,008
Interest Rate Swaps	8,210	—	8,210	—	8,210

| (dollars in thousands) | December 31, 2023 | | | | |
| | | Fair Value Hierarchy | | | |
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Assets:					
Cash and Due From Banks.	$ 128,562	$ 128,562	$ —	$ —	$ 128,562
Securities Available for Sale	604,104	—	604,104	—	604,104
FHLB Stock, at Cost.	17,097	—	17,097	—	17,097
Loans, Net	3,667,215	—	3,579,583	9,602	3,589,185
Accrued Interest Receivable	16,697	—	16,697	—	16,697
Interest Rate Caps	18,717	—	18,717	—	18,717
Interest Rate Swaps.	13,872	—	13,872	—	13,872
Financial Liabilities:					
Deposits	$ 3,709,948	$ —	$ 3,709,086	$ —	$ 3,709,086
Notes Payable	13,750	—	13,805	—	13,805
FHLB Advances	319,500	—	319,305	—	319,305
Subordinated Debentures	79,288	—	77,557	—	77,557
Accrued Interest Payable	5,282	—	5,282	—	5,282
Interest Rate Swaps.	8,601	—	8,601	—	8,601

The following methods and assumptions were used by the Company to estimate fair value of consolidated financial statements not previously discussed:

Cash and due from banks – The carrying amount of cash and cash equivalents approximates their fair value.

Bank-owned certificates of deposit – Fair values of bank-owned certificates of deposit are estimated using the discounted cash flow analysis based on current rates for similar types of deposits.

FHLB stock – The carrying amount of FHLB stock approximates its fair value.

Loans, net – Fair values for loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable – The carrying amount of accrued interest receivable approximates its fair value since it is short term in nature and does not present anticipated credit concerns.

Deposits – The fair values disclosed for demand deposits without stated maturities (interest and noninterest transaction, savings, and money market accounts) are equal to the amount payable on demand at the reporting date (their carrying amounts). Fair values for the fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds purchased – The carrying amount of federal funds purchased approximates the fair value.

Notes payable and subordinated debentures – The fair values of the Company's notes payable and subordinated debentures are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

FHLB advances – The fair values of the Company's FHLB advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

Accrued interest payable – The carrying amount of accrued interest payable approximates its fair value since it is short term in nature.

(dollars in thousands, except share data)

Off-balance sheet instruments – Fair values of the Company's off-balance sheet instruments (lending commitments and unused lines of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing and discounted cash flow analysis. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees and was not material at December 31, 2024 and 2023.

Limitations – The fair value of a financial instrument is the current amount that would be exchanged between market participants, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Note 24: Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

Substantially all of the Company's revenue is generated from financial instruments, including interest income related to loans and investment securities, letters of credit, and derivatives, which are not within the scope of Topic 606 as these activities are subject to other GAAP discussed elsewhere within the Company's disclosures. The following is a summary of revenue-generating activities that are within the scope of Topic 606, which are presented in the Company's income statements as components of noninterest income:

Service charges on deposit accounts. These represent general service fees for monthly account maintenance and activity and transaction-based fees such as wire transfer fees, check cashing fees, check printing fees, stop payment fees and ATM and card replacement fees. Revenue is recognized when the Company's performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed. Payments for these performance obligations are generally received at the time the performance obligations are satisfied. The adoption of Topic 606 had no impact on the Company's revenue recognition practice for these services.

Debit card interchange fees. When a debit card issued by the Company is used to purchase goods or services from a merchant, the Company earns an interchange fee. The performance obligation is completed and the fees are recognized as the service is provided (i.e., when the customer uses the debit card). The adoption of Topic 606 had no impact on the Company's revenue recognition related to debit card interchange fees.

Gain on sales of other real estate. ASU 2014-09 also created Topic 610-20, under which a gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. Topic 606 list several criteria which must exist to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled.

Note 25: Accumulated Other Comprehensive Income (Loss)

The following table presents the components of other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2024			
Net Unrealized Gain on Available for Sale Securities	$ 5,967	$ (1,716)	$ 4,251
Less: Reclassification Adjustment for Net Gains Included in Net Income	(385)	111	(274)
Total Unrealized Gain	5,582	(1,605)	3,977
Net Unrealized Gain on Cash Flow Hedge	10,515	(3,022)	7,493
Less: Reclassification Adjustment for Gains Included in Net Income	(9,245)	2,657	(6,588)
Total Unrealized Gain	1,270	(365)	905
Other Comprehensive Gain	$ 6,852	$ (1,970)	$ 4,882
Year Ended December 31, 2023			
Net Unrealized Gain on Available for Sale Securities	$ 3,339	$ (959)	$ 2,380
Less: Reclassification Adjustment for Net Losses Included in Net Income	33	(9)	24
Total Unrealized Gain	3,372	(968)	2,404
Net Unrealized Gain on Cash Flow Hedge	2,299	(660)	1,639
Less: Reclassification Adjustment for Gains Included in Net Income	(6,102)	1,755	(4,347)
Total Unrealized Loss	(3,803)	1,095	(2,708)
Other Comprehensive Loss	$ (431)	$ 127	$ (304)
Year Ended December 31, 2022			
Net Unrealized Loss on Available for Sale Securities	$ (56,914)	$ 15,649	$ (41,265)
Less: Reclassification Adjustment for Net Gains Included in Net Income	(82)	23	(59)
Total Unrealized Loss	(56,996)	15,672	(41,324)
Net Unrealized Gain on Cash Flow Hedge	20,430	(6,048)	14,382
Less: Reclassification Adjustment for Gains Included in Net Income	(8)	2	(6)
Total Unrealized Gain	20,422	(6,046)	14,376
Other Comprehensive Loss	$ (36,574)	$ 9,626	$ (26,948)

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2024, 2023 and 2022:

(dollars in thousands)	Available For Sale Securities	Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)
Year Ended December 31, 2024			
Balance at Beginning of Year	$ (31,720)	$ 13,474	$ (18,246)
Other Comprehensive Income Before Reclassifications	4,251	7,493	11,744
Amounts Reclassified from Accumulated Other Comprehensive Income	(274)	(6,588)	(6,862)
Net Other Comprehensive Income During Period	3,977	905	4,882
Balance at End of Year	$ (27,743)	$ 14,379	$ (13,364)
Year Ended December 31, 2023			
Balance at Beginning of Year	$ (34,124)	$ 16,182	$ (17,942)
Other Comprehensive Income Before Reclassifications	2,380	1,639	4,019
Amounts Reclassified from Accumulated Other Comprehensive Income	24	(4,347)	(4,323)
Net Other Comprehensive Income (Loss) During Period	2,404	(2,708)	(304)
Balance at End of Year	$ (31,720)	$ 13,474	$ (18,246)
Year Ended December 31, 2022			
Balance at Beginning of Year	$ 7,200	$ 1,806	$ 9,006
Other Comprehensive Income (Loss) Before Reclassifications	(41,265)	14,382	(26,883)
Amounts Reclassified from Accumulated Other Comprehensive Income	(59)	(6)	(65)
Net Other Comprehensive Income (Loss) During Period	(41,324)	14,376	(26,948)
Balance at End of Year	$ (34,124)	$ 16,182	$ (17,942)

Note 26: Parent Company Financial Information

The following information presents the condensed balance sheets of the Company as of December 31, 2024 and 2023, and the condensed statements of income and cash flows of the Company for the years ended December 31, 2024, 2023 and 2022:

Condensed Balance Sheets

(dollars in thousands)	December 31, 2024		December 31, 2023	
ASSETS				
Cash and Cash Equivalents	$	20,008	$	27,733
Investment in Subsidiaries		524,886		488,355
Premises and Equipment, Net		785		3,760
Other Assets		8,882		2,772
Total Assets	$	554,561	$	522,620
LIABILITIES AND EQUITY				
LIABILITIES				
Notes Payable	$	13,750	$	13,750
Subordinated Debentures, Net of Issuance Costs		79,670		79,288
Accrued Interest Payable		452		1,765
Other Liabilities		2,754		2,302
Total Liabilities		96,626		97,105
SHAREHOLDERS' EQUITY				
Preferred Stock—$0.01 par value				
Preferred Stock—Authorized 10,000,000		66,514		66,514
Common Stock—$0.01 par value				
Voting Common Stock—Authorized 75,000,000		276		277
Additional Paid-In Capital		95,088		96,320
Retained Earnings		309,421		280,650
Accumulated Other Comprehensive Income (Loss)		(13,364)		(18,246)
Total Shareholders' Equity		457,935		425,515
Total Liabilities and Shareholders' Equity	$	554,561	$	522,620

Condensed Statements of Income

(dollars in thousands)	December 31, 2024		December 31, 2023		December 31, 2022	
INCOME						
Dividend Income	$	10,000	$	—	$	1,585
Interest Income		13		3		—
Other Income		115		118		129
Total Income		10,128		121		1,714
EXPENSE						
Interest Expense		5,144		5,126		4,890
Other Expenses		1,805		1,757		1,570
Total Interest Expense		6,949		6,883		6,460
INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS		3,179		(6,762)		(4,746)
Income Tax Benefit		1,902		1,894		1,792
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS		5,081		(4,868)		(2,954)
Equity in Undistributed Earnings		27,744		44,828		56,346
NET INCOME	$	32,825	$	39,960	$	53,392

Condensed Statements of Cash Flows

(dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 32,825	$ 39,960	$ 53,392
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:			
Equity in Undistributed Earnings of Subsidiaries	(27,744)	(44,828)	(56,346)
Changes in Other Assets and Liabilities	(3,614)	(738)	(193)
Net Cash Provided (Used) by Operating Activities	1,467	(5,606)	(3,147)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Subsidiaries	—	—	(25,000)
Proceeds from Bridgewater Risk Management, Inc. Liquidation	—	4,143	—
Net Cash Provided (Used) by Investing Activities	—	4,143	(25,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Notes Payable	—	—	13,750
Redemption of Subordinated Debt	—	—	(13,750)
Stock Options Exercised	763	963	577
Stock Repurchases and Repurchases for Tax Withholding on Equity Awards	(5,901)	(5,127)	(11,513)
Preferred Stock Dividends Paid	(4,054)	(4,054)	(4,054)
Net Cash Provided (Used) by Financing Activities	(9,192)	(8,218)	(14,990)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,725)	(9,681)	(43,137)
Cash and Cash Equivalents Beginning	27,733	37,414	80,551
Cash and Cash Equivalents Ending	$ 20,008	$ 27,733	$ 37,414

Note 27: Subsequent Events

On January 29, 2025, the Company's board of directors declared a quarterly cash dividend of $36.72 per share ($0.3672 per depositary share) on the Series A Preferred Stock, payable on March 3, 2025, to shareholders of record on the Series A Preferred Stock at the close of business on February 14, 2025.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and President and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as that term is defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024, the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and the President and Chief Financial Officer have concluded that, as of December 31, 2024, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the Chief Executive Officer and the President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting of the Company includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in 2013. Based on this assessment, the Chief Executive Officer and Chief Financial Officer assert that the Company maintained effective internal control over financial reporting as of December 31, 2024 based on the specified criteria.

Under guidelines established by the SEC, companies are allowed to exclude an acquired business from management's report on internal control over financial reporting for the first year subsequent to the acquisition while integrating the acquired operations. Accordingly, management excluded from its assessment the internal control over financial reporting of FMCB, which was acquired on December 13, 2024, and operated under separate accounting system from December 13, 2024 through December 31, 2024, and whose financial data constituted approximately 6% of total assets as of acquisition.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by RSM US LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. RSM US LLP's report on the Company's internal control over financial reporting appears in Item 8 of this Form-10K and is incorporated into this item by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule10b5-1(c) or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information called for by this item, including information relating to compliance with Section 16(a) of the Exchange Act, is set forth under the headings "Proposal 1 – Election of Directors," "Corporate Governance and the Board of Directors," "Security Ownership of Certain Beneficial Owners," "Delinquent Section 16(a) Reports" and in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 22, 2025, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this item is set forth under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Corporate Governance and the Board of Directors – Director Compensation," and "Corporate Governance and the Board of Directors – Compensation Committee Interlocks and Insider Participation," "CEO Pay Ratio," "Pay Versus Performance," "Compensation Committee Report" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 22, 2025, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plans

The following table presents the number of outstanding options, warrants and rights granted to participants by the Company under its equity compensation plans, as well as the number of securities remaining available for future issuance under these plans as of December 31, 2024. The table provides this information separately for equity compensation plans that have and have not been approved by security holders. Additional information regarding stock incentive plans is presented in "Note 18 – Stock Options, Restricted Stock and Restricted Stock Units" to the Consolidated Financial Statements for the year ending December 31, 2024.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders [1]	2,276,367	$ 10.69	1,002,547
Equity compensation plans not approved by shareholders	—	—	—
Total	2,276,367	$ 10.69	1,002,547

(1) Column (a) includes outstanding stock options granted under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan, the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan, the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan and the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan. This column also includes unvested restricted stock units granted under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan and the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan.

Column (b) does not reflect restricted stock units as they do not include an exercise price.

Column (c) includes 30,000, 87 and 972,460 shares remaining available for future issuance under the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan, Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan and the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan, respectively, as of December 31, 2024.

The information required pursuant to Item 403 of Regulation S-K can be found under the caption "Security Ownership of Certain Beneficial Owners" in the Company's definitive Proxy Statement on Form DEF 14A for our Annual Meeting of Shareholders to be held on April 22, 2025, which will be filed with the SEC within 120 days of the Company's fiscal year end, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance and the Board of Directors" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 22, 2025, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this item is set forth under the heading "Proposal 3 – Ratification of the Appointment of RSM US LLP as our Independent Registered Public Accounting Firm" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 22, 2025, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements: The consolidated financial statements that appear in Item 8 of this Form 10-K are incorporated herein by reference.

2. Financial Statement Schedules: All schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit Number	Description
3.1	Third Amended and Restated Articles of Incorporation of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 on Form 8-K filed on April 27, 2023)
3.2	Second Amended and Restated Bylaws of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 3.2 on Form 8-K filed on April 27, 2023)
3.3	Statement of Designation of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.1 on Form 8-K filed on August 17, 2021)
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 on Form 10-K filed on March 7, 2023)
4.2	Indenture, dated June 19, 2020, by and between Bridgewater Bancshares, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on June 19, 2020)
4.3	Forms of 5.25% Fixed-to-Floating Rate Subordinated Note due July 1, 2030 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.3 hereto and incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on June 19, 2020)
4.4	Indenture, dated July 8, 2021, by and between Bridgewater Bancshares, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on July 8, 2021)
4.5	Forms of 3.25% Fixed-to-Floating Rate Subordinated Note due July 15, 2031 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.5 hereto and incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on July 8, 2021)
4.6	Deposit Agreement, dated as of August 17, 2021, among Bridgewater Bancshares, Inc., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts issued thereunder (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on August 17, 2021)

4.7	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to Exhibit 4.7 hereto)
10.1	Bridgewater Bank Deferred Cash Incentive Plan effective December 31, 2013 (incorporated herein by reference to Exhibit 10.4 filed on Form S-1 on February 16, 2018)†
10.2	Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.5 on Form S-1 filed on February 16, 2018)†
10.3	Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2019)†
10.4	Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.7 on Form S-1 filed on February 16, 2018)†
10.5	Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.8 on Form S-1 filed on February 16, 2018)†
10.6	Construction Contract, dated as of August 27, 2018, by and between Bridgewater Bank and Reuter Walton Commercial, LLC (incorporated herein by reference to Exhibit 10.1 filed with the Form 8-K on August 30, 2018)
10.7	Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and Castle Creek Capital Partners V, LP (incorporated herein by reference to Exhibit 10.1 filed with the Form 8-K on October 26, 2018)
10.8	Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and EJF Sidecar Fund, Series LLC – Series E (incorporated herein by reference to Exhibit 10.2 filed with the Form 8-K on October 26, 2018)
10.9	Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and Endeavour Regional Bank Opportunities Fund II LP (incorporated herein by reference to Exhibit 10.3 filed with the Form 8-K on October 26, 2018)
10.10	Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†
10.11	Form of Restricted Stock Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†
10.12	Form of Restricted Stock Unit Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 on Form 10-K filed on March 7, 2024)†
10.13	Form of Nonqualified Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†
10.14	Form of Incentive Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†

10.15 Form of Subordinated Note Purchase Agreement, dated June 19, 2020, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on June 19, 2020)

10.16 Form of Registration Rights Agreement, dated June 19, 2020, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on June 19, 2020)

10.17 Loan and Security Agreement, dated as of March 1, 2021, by and between Bridgewater Bancshares, Inc., as Borrower, and ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on March 5, 2021)

10.18 Revolving Note, dated as of March 1, 2021, made by Bridgewater Bancshares, Inc., as Borrower, to and in favor of ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on March 5, 2021)

10.19 Pledge Agreement, dated as of March 1, 2021, by and between Bridgewater Bancshares, Inc., as Borrower, and ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed on March 5, 2021)

10.20 Form of Subordinated Note Purchase Agreement, dated July 8, 2021, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on July 8, 2021)

10.21 Form of Registration Rights Agreement, dated July 8, 2021, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on July 8, 2021)

10.22 Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Jerry Baack (incorporated herein by reference to Exhibit 10.27 on Form 10-K filed on March 7, 2023)†

10.23 Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Mary Jayne Crocker (incorporated herein by reference to Exhibit 10.28 on Form 10-K filed on March 7, 2023)†

10.24 Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Joseph Chybowski (incorporated herein by reference to Exhibit 10.29 on Form 10-K filed on March 7, 2023)†

10.25 Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Jeffrey Shellberg (incorporated herein by reference to Exhibit 10.30 on Form 10-K filed on March 7, 2023)†

10.26 Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Nicholas Place (incorporated herein by reference to Exhibit 10.31 on Form 10-K filed on March 7, 2023)†

10.27 Second Amendment to Loan and Security Agreement, dated September 1, 2022, by and between Bridgewater Bancshares, Inc. and ServisFirst Bank (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on September 1, 2022)

10.28 Amended and Restated Revolving Note, dated September 1, 2022, made by Bridgewater Bancshares, Inc. to and in favor of ServisFirst Bank (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on September 1, 2022)

10.29 Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Appendix C on Schedule 14A filed on March 13, 2023)†

10.30 Form of Restricted Stock Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 on Form S-8 filed on April 28, 2023)†

10.31 Form of Restricted Stock Unit Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.36 on Form 10-K filed on March 7, 2024)†

10.32 Form of Nonqualified Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 on Form S-8 filed on April 28, 2023)†

10.33 Form of Incentive Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 on Form S-8 filed on April 28, 2023)†

10.34 Third Amendment to Loan and Security Agreement, dated September 1, 2024, by and between Bridgewater Bancshares, Inc. and ServisFirst Bank (incorporated herein by reference to Exhibit 10.1 to form 8-K filed on September 6, 2024)

10.35 Amended and Restated Revolving Note, dated September 1, 2024, made by Bridgewater Bancshares, Inc. to and in favor of ServisFirst Bank (incorporated herein by reference to Exhibit 10.2 to form 8-K filed on September 6, 2024)

10.36 Short Term Incentive Plan†

10.37 BOLI Supplementary Life Insurance Benefit†

16.1   Letter of CliftonLarsonAllen LLP, dated March 7, 2023 (incorporated herein by reference to Exhibit 16.1 on Form 8-K filed on March 7, 2023)

19.1   Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 on Form 10-K filed on March 7, 2024)

21.1   Subsidiaries of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 21.1 on Form 10-K filed on March 7, 2024)

23.1   Consent of CliftonLarsonAllen LLP

23.2   Consent of RSM US LLP

31.1   Certification of the Chief Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Certification of the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002

32.1   Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2   Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1   Bridgewater Bancshares, Inc. Clawback Policy (Incorporated herin by reference to Exhibit 97.1 on Form 10-K filed on March 7, 2024)

101.1 Financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in inline XBRL interactive data files pursuant to Rule 405 of Regulation S-T:
(i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements

104   Cover Page Interactive Data File (formatted as inline XBRL, with applicable taxonomy extension information contained in Exhibit 101)

_____
† Indicates a management contract or compensatory plan.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Bridgewater Bancshares, Inc.

Date: March 6, 2025

By: /s/ Jerry J. Baack

Name: Jerry J. Baack

Title: Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jerry J. Baack Jerry J. Baack	Chairman and Chief Executive Officer (Principal Executive Officer)	March 6, 2025
/s/ Joe M. Chybowski Joe M. Chybowski	President and Chief Financial Officer (Principal Financial Officer)	March 6, 2025
/s/ Laura B. Espeseth Laura B. Espeseth	Chief Accounting Officer (Principal Accounting Officer)	March 6, 2025
/s/ Lisa M. Brezonik Lisa M. Brezonik	Director	March 6, 2025
/s/ James S. Johnson James S. Johnson	Director	March 6, 2025
/s/ David B. Juran David B. Juran	Director	March 6, 2025
/s/ Mohammed Lawal Mohammed Lawal	Director	March 6, 2025
/s/ Douglas J. Parish Douglas J. Parish	Director	March 6, 2025
/s/ Jeffrey D. Shellberg Jeffrey D. Shellberg	Director, Secretary, Executive Vice President and Chief Credit Officer	March 6, 2025
/s/ Thomas P. Trutna Thomas P. Trutna	Director	March 6, 2025
/s/ Todd B. Urness Todd B. Urness	Director	March 6, 2025
/s/ David J. Volk David J. Volk	Director	March 6, 2025

Exhibit 31.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT
RULE 13a-14(a) OR RULE 15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jerry J. Baack, certify that:

1. I have reviewed this annual report on Form 10-K of Bridgewater Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025

/s/ Jerry J. Baack
Jerry J. Baack
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATIONS OF CHIEF FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT
RULE 13a-14(a) OR RULE 15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joe M. Chybowski, certify that:

1. I have reviewed this annual report on Form 10-K of Bridgewater Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025

/s/ Joe M. Chybowski
Joe M. Chybowski
President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Bridgewater Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jerry J. Baack, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2025

/s/ Jerry J. Baack
Jerry J. Baack
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Bridgewater Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joe M. Chybowski, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2025   /s/ Joe M. Chybowski

                                                        Joe M. Chybowski
                                                        President and Chief Financial Officer
                                                        (Principal Financial Officer)

(This page has been left blank intentionally.)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

At Bridgewater, we are committed to establishing and advancing impactful initiatives that support our corporate responsibility as one of the largest locally-led banks in the Twin Cities. Below are our ESG Priorities:

1 Leverage our unconventional corporate culture to leave a positive lasting impact on our team members, clients and communities.

2 Create a diverse, equitable and inclusive work environment and community.

3 Ensure strong corporate governance oversight, including an effective risk management framework to support a growing organization.

4 Contribute to a healthier natural environment in the communities in which we live and work.

For more information on Bridgewater's ESG commitment and priorities, please visit our ESG webpage at www.bridgewaterbankmn.com/about-bridgewater/esg.

  

SHAREHOLDER INFORMATION

Corporate Address
4450 Excelsior Blvd., Suite 100
St. Louis Park, MN 55416
952.893.6868

Listing Information
Bridgewater Bancshares, Inc.'s common stock is listed on the Nasdaq Capital Market under the symbol "BWB."

Investor Relations
Justin Horstman
Vice President, Investor Relations
952.542.5169
InvestorRelations@bwbmn.com

Annual Meeting of Shareholders
Bridgewater Bancshares, Inc.'s annual meeting of shareholders will be held virtually on Tuesday, April 22, 2025 at 2:00 p.m. CT

Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.736.3001



